SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D-102)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Xplore Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

983950205

(CUSIP Number)

Philip S. Sassower

Andrea Goren

Phoenix Venture Fund LLC

110 East 59 th Street

Suite 1901

New York, New York 10022

(212) 759-1909

Jonathan J. Russo, Esq.

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, New York 10036

(212) 858-1528

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Phoenix Venture Fund LLC IRS Identification No. of Above Persons (Entities Only): 05-0577719

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 58,733,394 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 58,733,394 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,733,394

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% (2)

14.	Type of Reporting Person OO

(1) Consists of 14,041,380 shares of Common Stock, warrants to purchase 10,340,000 shares of Common Stock, 31,032,014 shares of Common Stock issuable upon conversion of 31,032,014 shares of Series A Convertible Preferred Stock, and 3,320,000 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock all held by Phoenix Venture Fund LLC. The Co-Managers of the managing member of the Phoenix Venture Fund LLC are Philip S. Sassower and Andrea Goren

(2) Based on the number of outstanding shares of Common Stock and Preferred Stock, as converted to Common Stock, as of September 30, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.  Percentages are based on the ownership of Common Stock and Preferred Stock, as converted to Common Stock, since the holders of Preferred Stock on an as converted basis, vote together with the holders of Common Stock on all matters submitted to the stockholders of the Issuer.

2

1.	Name of Reporting Persons: Philip S. Sassower IRS Identification No. of Above Persons (Entities Only): N/A

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,716,720 (3)

	8.	Shared Voting Power 60,893,394 (4)

	9.	Sole Dispositive Power 41,716,720 (3)

	10.	Shared Dispositive Power 60,893,394 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,610,114

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 50.9% (2)

14.	Type of Reporting Person IN

(3) Consists of (i) 1,756,771 shares of Common Stock owned by Mr. Sassower, (ii) 4,444,310 shares of Common Stock owned of record by Phoenix Enterprises Family Fund LLC, an entity controlled by Mr. Sassower, (iii) 1,996,769 shares of Common Stock owned of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust, an entity controlled by Mr. Sassower, (iv) 3,402,210 shares of Common Stock issuable upon conversion of 3,402,210 shares of Series A Convertible Preferred Stock owned by Mr. Sassower, (v) 5,171,847 shares of Common Stock issuable upon conversion of 5,171,847 shares of Series A Convertible Preferred Stock owned of record by Phoenix Enterprises Family Fund LLC, an entity controlled by Mr. Sassower, (vi) 5,102,313 shares of Common Stock issuable upon conversion of 5,102,313 shares of Series A Convertible Preferred Stock owned of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust,  (vii) 7,892,500 shares issuable upon exercise of a warrant, exercisable within 60 days of November 15, 2009, owned of record by Phoenix Enterprises Family Fund LLC, an entity controlled by Mr. Sassower, (viii) 500,000 shares of Common Stock that Mr. Sassower has the right to acquire under outstanding options exercisable within 60 days after November 15, 2009, (ix) 10,000,000 shares of Common Stock issuable upon exercise of the warrant to which this Statement relates, (x) 50,000 shares of Common Stock issuable upon exercise of a warrant exercisable within 60 days of November 15, 2009, and (xi) 1,400,000 shares of Common Stock issuable upon exercise of a warrant, exercisable within 60 days of November 15, 2009, owned of record by Mr. Sassower and Susan Sassower. Does not include 58,733,394 shares of Common Stock beneficially owned by Phoenix Venture Fund LLC, in which Mr. Sassower is the co-manager of the managing member and 2,160,000 shares of Common Stock issuable upon the exercise of warrants, exercisable within 60 days after November 15, 2009, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share voting and dispositive power.  Mr. Sassower disclaims any beneficial ownership of the shares held by Phoenix Venture Fund LLC and SG Phoenix LLC, except to the extent of his pecuniary interest, if any, in the securities.

(4) Consists of 14,041,380 shares of Common Stock, warrants to purchase 10,340,000 shares of Common Stock, 31,032,014 shares of Common Stock issuable upon conversion of 31,032,014 shares of Series A Convertible Preferred Stock, and 3,320,000 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock, all owned of record by Phoenix Venture Fund LLC, and 2,160,000 shares of Common Stock issuable upon the exercise of warrants, exercisable within 60 days after November 15, 2009, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share voting and dispositive power.  Mr. Sassower disclaims any beneficial ownership of the shares held by Phoenix Venture Fund LLC and SG Phoenix LLC, except to the extent of his pecuniary interest, if any, in the securities.

3

1.	Name of Reporting Persons: Andrea Goren IRS Identification No. of Above Persons (Entities Only): N/A

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 760,000 (5)

	8.	Shared Voting Power 60,893,394 (6)

	9.	Sole Dispositive Power 760,000 (5)

	10.	Shared Dispositive Power 60,893,394 (6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,893,394

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6% (2)

14.	Type of Reporting Person IN

(5) Consists of (i) 10,000 shares of Common Stock owned by Mr. Goren, (ii) 500,000 shares of Common Stock that Mr. Goren has the right to acquire under outstanding options exercisable within 60 days after November 15, 2009 and (iii) 250,000 shares of Common Stock issuable upon the exercise of the warrant to which this Statement relates, owned of record by Andax LLC, an entity in which Mr. Goren has sole voting and dispositive power. Does not include 58,733,394 shares of Common Stock beneficially owned by Phoenix Venture Fund LLC, in which Mr. Sassower and Mr. Goren are the co-managers of the managing member and 2,160,000 shares of Common Stock issuable upon the exercise of warrants, exercisable within 60 days after November 15, 2009, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share voting and dispositive power.  Mr. Goren disclaims any beneficial ownership of the shares held by Phoenix Venture Fund LLC and SG Phoenix LLC, except to the extent of his pecuniary interest, if any, in the securities.

(6) Consists of 14,041,380 shares of Common Stock, warrants to purchase 10,340,000 shares of Common Stock, 31,032,014 shares of Common Stock issuable upon conversion of 31,032,014 shares of Series A Convertible Preferred Stock, and 3,320,000 shares of Common Stock issuable upon conversion of 3,320,000 shares of Series C Convertible Preferred Stock, all owned of record by Phoenix Venture Fund LLC, and 2,160,000 shares of Common Stock issuable upon the exercise of warrants, exercisable within 60 days after November 15, 2009, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share voting and dispositive power.  Mr. Goren disclaims any beneficial ownership of the shares held by Phoenix Venture Fund LLC and SG Phoenix LLC, except to the extent of his pecuniary interest, if any, in the securities.

4

This Amendment No. 3 (the “Statement”) filed by Phoenix Venture Fund LLC, Philip S. Sassower and Andrea Goren (the “Reporting Persons”) amends and supplements Items 3, 4, 6 and 7 and amends and restates Item 5 of Schedule 13D originally filed by the Reporting Persons on October 1, 2007, amended by Amendment No. 1 on September 25, 2008 and Amendment No. 2 on June 11, 2009.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As described in the Issuer’s Current Report on Form 8-K dated November 5, 2009 and filed with the SEC on November 10, 2009, on November 5, 2009, the Issuer and its wholly owned subsidiary Xplore Technologies Corporation of America (“Subsidiary”, together with the Issuer, the “Borrowers”), entered into a note purchase agreement (the “Fall 2009 Note Purchase Agreement”) pursuant to which the Borrowers could issue senior secured subordinated promissory notes up to an aggregate principal amount of $3.3 million (the “Senior Notes”) and warrants (the “Warrants”) to purchase up to 33,000,000 shares of the Common Stock at an exercise price of $0.10 per share.

Pursuant to the terms of the Fall 2009 Note Purchase Agreement, Mr. Sassower, the Issuer’s Chairman and Chief Executive Officer, purchased $1.0 million of the Senior Notes and Warrants to purchase 10,000,000 shares of Common Stock in the private placement.  The Senior Note and Warrant issued to Mr. Sassower were purchased with $830,000 in cash from personal funds and the conversion of a secured demand note in the principal amount of $170,000 issued by the Borrowers to Mr. Sassower on October 13, 2009.  In addition, Andax LLC, an entity controlled by Mr. Goren, purchased $25,000 of the Senior Notes and Warrants to purchase 250,000 shares of Common Stock in the private placement.  The Senior Note and Warrant issued to Andax LLC were purchased with $25,000 in cash from working capital.

The Senior Notes are due and payable in full on December 31, 2011 and bear interest at the rate of 10% per annum.  Interest on the Senior Notes may be paid in cash or, at the option of the Issuer, shares of Common Stock.  The Senior Notes are secured by all of the assets of the Borrowers and the indebtedness under the Senior Notes and the security interest granted by the Borrowers therein is senior to all indebtedness of the Borrowers other than the Borrowers’ indebtedness to Silicon Valley Bank (“SVB”), the Issuer’s senior lender, in connection with the Amended and Restated Loan and Security Agreement dated as of September 15, 2009 (the “A&R Loan and Security Agreement”) between the Subsidiary and SVB.  The Warrants are exercisable beginning on January 15, 2010 and expire on January 14, 2013.  The Warrants may be exercised in whole or in part and contain a cashless exercise provision.

On July 27, 2009, the Issuer issued to Phoenix Venture Fund LLC (“Phoenix”) a three-year warrant to purchase 940,000 shares of Common Stock and to Phoenix Enterprises Family Fund LLC, an entity controlled by Mr. Sassower, a three-year warrant to purchase 717,500 shares of Common Stock, in each case, at $0.10 per share, in consideration for Phoenix, Phoenix Enterprises Family Fund LLC and the other purchasers of promissory notes issued by the Borrowers pursuant to the Note Purchase Agreement, dated as of September 5, 2008, as amended, by and among the Borrowers and the purchasers thereunder, subordinating their security interests in collateral of the Borrowers in favor of the Supporting Letter of Credit Applicants (as defined in Amendment No. 2 to this Schedule 13D) pursuant to Amendment No.1 to the Note Purchase Agreement dated September 5, 2008.

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix.  Both Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the warrants issued to Phoenix in connection with Amendment No.1 to the Note Purchase Agreement dated September 5, 2008, except to the extent of their pecuniary interest, if any, in the securities.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Senior Note and Warrant issued to Mr. Sassower to which this Statement relates were acquired by Mr. Sassower in connection with a private placement by the Issuer of senior secured subordinated promissory notes in the aggregate principal amount of up to $3.3 million and warrants to purchase up to 33,000,000 shares of Common Stock of the Issuer.  The Senior Note and Warrant issued to Mr. Goren to which this Statement relates were acquired by Mr. Goren in connection with a private placement by the Issuer of senior secured subordinated promissory notes in the aggregate principal amount of up to $3.3 million and warrants to purchase up to 33,000,000 shares of Common Stock of the Issuer.

In connection with the private placement of Senior Notes and Warrants described in this Statement, on November 5, 2009, Philip Sassower and Susan Sassower reduced the total number of warrants issued to them in connection with the Letter of Credit Agreement (as defined in Amendment No. 2 to this Schedule 13D) from 5,000,000 warrants to 1,400,000 warrants. In addition, on the same date Mr. Sassower reduced the total number of warrants issued to him in connection with the secured demand note in the principal amount of $170,000 issued by the Borrowers to Mr. Sassower on October 13, 2009 from 850,000 warrants to 50,000 warrants.

The warrant issued to Phoenix to which this Statement relates was acquired in connection with Amendment No.1 to the Note Purchase Agreement dated September 5, 2008.

Except as set forth in this Statement, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

5

Mr. Sassower and Mr. Goren are the co-managers of the managing member of Phoenix.  Both Mr. Sassower and Mr. Goren disclaim any beneficial ownership of the securities held by Phoenix, except to the extent of their pecuniary interest, if any, in the securities.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, and Series A Convertible Preferred Stock, Series C Convertible Preferred Stock and warrants exercisable or convertible into Common Stock in the aggregate amount of 58,733,394 shares, representing approximately 29.1% of the outstanding shares of Common Stock and Preferred Stock (on an as converted basis) combined.  Of these 58,733,394 shares beneficially owned by Phoenix, 44,692,014 of such shares represent shares of Common Stock that Phoenix has the right to acquire upon the exercise or conversion of Preferred Stock or warrants.

Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, and Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, options and warrants exercisable or convertible into Common Stock in the aggregate amount of 102,610,114 shares, representing approximately 50.9% of the outstanding Common Stock and Preferred Stock (on an as converted basis) combined. 41,716,720 shares represent shares of Common Stock that Mr. Sassower, or an entity controlled by him, has the sole right to vote or dispose of, 58,733,394 shares represent shares of Common Stock that Phoenix owns or has the right to vote or dispose of and 2,160,000 shares represent shares of Common Stock that SG Phoenix LLC has the right to vote or dispose of. Mr. Sassower is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix LLC.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix LLC, except to the extent of his pecuniary interest therein.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Common Stock, and Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, options and warrants exercisable or convertible into Common Stock in the aggregate amount of 61,653,394 shares, representing 30.6% of the outstanding Common Stock and Preferred Stock (on an as converted basis) combined. 760,000 shares represent shares of Common Stock that Mr. Goren owns or has the sole right to vote or dispose of, 58,733,394 shares represent shares of Common Stock that Phoenix has the right to vote or dispose of and 2,160,000 shares represent shares of Common Stock that SG Phoenix LLC has the right to vote or dispose of. Mr. Goren is the co-manager of the managing member of Phoenix and the co-manager of SG Phoenix LLC.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix LLC, except to the extent of his pecuniary interest therein.

(b)  Phoenix has the shared power to vote and the shared power to dispose of 58,733,394 shares of Common Stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 41,716,720 shares of Common Stock and has the shared power to vote and the shared power to dispose of 60,893,394 shares of Common Stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 760,000 shares of Common Stock and has the shared power to vote and the shared power to dispose of 60,893,394 shares of Common Stock.

(c)  Except for the information with respect to the acquisitions by Phoenix, Mr. Sassower and Mr. Goren, as set forth in Items 3 and 4, which is hereby incorporated by reference, none of Phoenix, Mr. Sassower or Mr. Goren has effected any transaction relating to the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented in its entirety as follows:

As further described in Item 3 of this Schedule 13D, the Borrowers issued a Senior Note to Mr. Sassower in the principal amount of $1,000,000 and a Senior Note to Andax LLC, an entity controlled by Mr. Goren, in the principal amount of $25,000. The Senior Notes are due and payable in full on December 31, 2011 and bear interest at the rate of 10% per annum. Interest on the Senior Notes may be paid in cash or, at the option of the Issuer, in shares of Common Stock.  The Senior Notes are secured by all of the assets of the Borrowers and the indebtedness under the Senior Notes and the security interest granted by the Borrowers therein is senior to all indebtedness of the Borrowers other than the indebtedness to SVB.

6

Phoenix and Phoenix Enterprises Family Fund LLC are a party to Amendment No. 1 to Note Purchase Agreement dated September 5, 2008 whereby in exchange for the issuance by the Issuer of three-year warrants to purchase Common Stock, Phoenix, Phoenix Enterprises Family Fund LLC and the other purchasers of promissory notes issued by the Borrowers pursuant to the Note Purchase Agreement, dated as of September 5, 2008, as amended, subordinated their security interests in collateral of the Borrowers in favor of the Supporting Letter of Credit Applicants (as defined in Amendment No. 2 to this Schedule 13D).

Item 7.         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibit:

Exhibit G — Fall 2009 Note Purchase Agreement

Exhibit H — Form of Senior Note

Exhibit I — Form of Warrant

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	November 19, 2009

PHOENIX VENTURE FUND LLC

		By:	SG Phoenix Ventures LLC, its Managing Member

		By:	/s/ Andrea Goren
			Name:	Andrea Goren
			Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	November 19, 2009

/s/ Philip S. Sassower
Philip S. Sassower

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	November 19, 2009

/s/ Andrea Goren
Andrea Goren

EXHIBIT G

NOTE PURCHASE AGREEMENT

Among

XPLORE TECHNOLOGIES CORP.

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

and

THE PURCHASERS

Dated November 5, 2009

TABLE OF CONTENTS

1.	Purchase and Sale of the Notes and the Warrants		2

	1.1	Authorization of Issuance of the Notes and the Warrants	2
	1.2	Purchase and Sale of Initial Closing Notes and Initial Closing Warrants	2
	1.3	Purchase and Sale of Additional Notes and Additional Warrants	2
	1.4	Use of Proceeds	2
	1.5	Initial Closing	2
	1.6	Subsequent Closings	3

2.	Term of the Notes; Security for the Notes; Subordination; Priority		3

	2.1	General	3
	2.2	Security	4
	2.3	Subordination	4
	2.4	Priority	4

3.	Representations and Warranties of the Borrowers		4

	3.1	Organization and Qualification	4
	3.2	Certificate of Incorporation and Bylaws	5
	3.3	Corporate Power and Authority	5
	3.4	Capitalization	5
	3.5	Authorization	5
	3.6	Title to Properties and Assets; Leases; Insurance	6
	3.7	Related-Party Transactions	6
	3.8	Permits; Compliance with Applicable Laws	6
	3.9	Proprietary Rights	7
	3.10	Material Contracts	7
	3.11	Absence of Undisclosed Liabilities	8
	3.12	Absence of Conflicts	8
	3.13	Litigation	8
	3.14	Consents	8
	3.15	Labor Relations; Employees	9
	3.16	Employee Benefit Plans	9
	3.17	Tax Returns, Payments and Elections	9
	3.18	Brokers or Finders	9
	3.19	Offering Exemption	10
	3.20	Environmental Matters	10
	3.21	Offering of Purchased Shares and Warrants	10
	3.22	SEC Reports; Disclosure	10
	3.23	Financial Statements	11
	3.24	Suppliers and Customers	11

i

4.	Representations and Warranties of the Purchasers		12

	4.1	Organization and Qualification	12
	4.2	Power and Authority	12
	4.3	Authorization	12
	4.4	Purchase Entirely for Own Account	12
	4.5	Disclosure of Information	12
	4.6	Investment Experience	13
	4.7	Accredited Investor	13
	4.8	Restricted Securities; Legends	13
	4.9	No General Solicitation	13
	4.10	Absence of Conflicts	13
	4.11	Brokers or Finders	14

5.	Conditions of the Parties		14

	5.1	Conditions of Purchasers’ Obligations at any Closing	14
	5.2	Conditions of Initial Purchasers’ Obligations at the Initial Closing	15
	5.3	Conditions of Additional Purchasers’ Obligations at any Subsequent Closing	16
	5.4	Conditions of Borrowers’ Obligations at any Closing	16

6.	Events of Default and Remedies		18

	6.1	Events of Default	18
	6.2	Exercise of Remedies	19
	6.3	Waiver of Defaults	19

7.	Covenants		20

	7.1	Debt Covenants	20
	7.2	Additional Authorized Common Stock	20

8.	Indemnification		20
	8.1	General Indemnification	20
	8.2	Indemnification Principles	20
	8.3	Claim Notice; Right to Defend	20

9.	Certain Definitions		21

10.	[RESERVED]		26

11.	Miscellaneous		26

	11.1	Survival of Representations and Warranties	26
	11.2	Successors and Assigns	26
	11.3	Governing Law	26
	11.4	Counterparts	26
	11.5	Titles and Subtitles	27

11.6	Notices	27
11.7	Expenses	27
11.8	Consents, Amendments and Waivers	27
11.9	Severability	27
11.10	Entire Agreement	28
11.11	Delays or Omissions	28
11.12	Facsimile and E-Mail Signatures	28
11.13	Other Remedies	28
11.14	Further Assurances	28
11.15	Exchanges; Lost, Stolen or Mutilated Notes and Warrants	28
11.16	Termination	29
11.17	Pro Rata	29
11.18	Appointment and Authorization of SG Phoenix LLC as Agent	29

Exhibit & Schedules List

Exhibit A	-	Form of Note
Exhibit B	-	Form of Warrant
Exhibit C	-	Form of Security Agreement
Exhibit D	-	Form of SVB Subordination Agreement
Exhibit E	-	Form of Subordination Agreement
Exhibit F	-	Debt Covenants
Exhibit G		Appointment of Agent by Individual in New York

Schedule I		List of Initial Purchasers
Schedule II		List of Additional Purchasers

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is made on the 5th day of November, 2009, by and among Xplore Technologies Corp., a Delaware corporation (the “Parent”), Xplore Technologies Corporation of America, a Delaware corporation and wholly-owned subsidiary of the Parent (the “Subsidiary” and collectively with the Parent, the “Borrowers”), and the purchasers listed on Schedule I hereto, each of which is herein referred to as an “Initial Purchaser” and the purchasers listed from time to time on Schedule II hereto, each of which is herein referred to as an “Additional Purchaser”, and collectively, as the “Purchasers”.

W I T N E S S E T H:

WHEREAS, subject to the terms and conditions set forth herein, the Borrowers desire to issue and sell to the Initial Purchasers on the Initial Closing Date (i) senior secured subordinated promissory notes in the aggregate principal amount of not greater than $3,300,000 maturing on the Maturity Date (each, an “Initial Closing Note” and, collectively, the “Initial Closing Notes”) and (ii) warrants to purchase up to such number of shares of Common Stock as determined by dividing (x) 100% of the aggregate principal amount of the Initial Closing Notes purchased by such Initial Purchasers, by (y) the Warrant Exercise Price (each, an “Initial Closing Warrant” and, collectively, the “Initial Closing Warrants”), and the Initial Purchasers shall purchase the Initial Closing Notes and the Initial Closing Warrants from the Borrowers on the terms and conditions set forth herein;

WHEREAS, subject to the terms and conditions set forth herein, the Borrowers desire to issue and sell to the Additional Purchasers on any Subsequent Closing Date (i) senior secured subordinated promissory notes (each, an “Additional Note” and, collectively, the “Additional Notes” and, together with the Initial Closing Notes, the “Notes”), in an aggregate principal amount which together with the aggregate principal amount of the Initial Closing Notes does not exceed $3,300,000 maturing on the Maturity Date and (ii) warrants to purchase such number of shares of Common Stock as determined by dividing (x) 100% of the aggregate principal amount of the Additional Notes purchased by such Additional Purchasers, by (y) the Warrant Exercise Price (each, an “Additional Warrant” and, collectively, the “Additional Warrants” and together with the Initial Closing Warrants, the “Warrants”), and such Additional Purchasers shall purchase such Additional Notes and such Additional Warrants from the Borrowers on the terms and conditions set forth herein; and

WHEREAS, the board of directors of each of the Parent and of the Subsidiary has approved the execution and delivery of this Agreement, all ancillary agreements related hereto, and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and agreements contained in this Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, THE PARTIES HEREBY AGREE AS FOLLOWS:

SECTION 1.                                Purchase and Sale of the Notes and the Warrants.

1.1                                 Authorization of Issuance of the Notes and the Warrants.

(a)                                  Subject to the terms and conditions of this Agreement, on or prior to the Initial Closing Date, the Borrowers shall have authorized the issuance and sale to the Initial Purchasers of (i) the Initial Closing Notes, in the form attached hereto as Exhibit A, and (ii) the Initial Closing Warrants, in the form attached hereto as Exhibit B.

(b)                                 Subject to the terms and conditions of this Agreement, on or prior to any Subsequent Closing Date, the Borrowers shall have authorized the issuance and sale to the Additional Purchasers of (i) all Additional Notes to be issued at any Subsequent Closing in the form attached hereto as Exhibit A, and (ii) the Additional Warrants, in the form attached hereto as Exhibit B.

1.2                                 Purchase and Sale of Initial Closing Notes and Initial Closing Warrants.     Subject to the terms and conditions of this Agreement, each Initial Purchaser, severally and not jointly, agrees to purchase at the Initial Closing, and the Borrowers agree to issue and sell to each such Initial Purchaser at the Initial Closing (i) an Initial Closing Note, dated as of the Initial Closing Date in the original principal amount equal to the dollar amount set forth opposite such Initial Purchaser’s name under the heading “Initial Closing Note Purchase Price” on Schedule I hereto and (ii) Initial Closing Warrants for such shares of Common Stock as set forth opposite such Initial Purchaser’s name under the heading “Number of Initial Closing Warrant Shares” on Schedule I hereto, in exchange for the amount set forth opposite such Initial Purchaser’s name under the heading “Initial Closing Note Purchase Price” on Schedule I hereto.

1.3                                 Purchase and Sale of Additional Notes and Additional Warrants. At any time and from time to time, but in no event later than sixty (60) days after the Initial Closing Date, one or more Additional Purchasers may purchase at one or more Subsequent Closings, (i) Additional Notes, the aggregate purchase price of which, together with the aggregate purchase price of the Initial Closing Notes, shall not exceed $3,300,000 and (ii) Additional Warrants for the number of shares of Common Stock as determined by dividing (x) 100% of the principal amount of such Additional Notes purchased by such Additional Purchasers by the Warrant Exercise Price. Schedule II attached hereto shall be amended from time to time concurrent with each Subsequent Closing to include the names of the Additional Purchasers purchasing Additional Notes and Additional Warrants at such Subsequent Closing, as well as the purchase price of the Additional Notes, and the number of shares of Common Stock that can be purchased on exercise of the Additional Warrants.  The aggregate purchase price for the Notes and Warrants shall not exceed $3,300,000.

1.4                                 Use of Proceeds.  The Borrowers agree to use the net proceeds from the sale and issuance of the Notes and Warrants pursuant to this Agreement for working capital, product development, repayment of non-formula indebtedness of the Subsidiary to its Senior Lender and other general corporate purposes.

1.5                                 Initial Closing.  The purchase and sale of the Initial Closing Notes and the Initial Closing Warrants shall take place at the offices of Pillsbury Winthrop Shaw Pittman LLP,

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1540 Broadway, New York, New York 10036, promptly upon the satisfaction or waiver of the closing conditions set forth in Section 5.1, 5.2 and 5.4 hereto, but not later than November 5, 2009, or on such other date and at such other time as the Borrowers and SG Phoenix LLC, as Agent for the Purchasers (the “Agent”), mutually agree upon in writing (which time and place is designated as the “Initial Closing”).  The date of the Initial Closing is referred to herein as the “Initial Closing Date.”  At the Initial Closing, the Borrowers shall deliver to each Initial Purchaser (i) Initial Closing Notes, in an original principal amount equal to the dollar amount set forth opposite such Initial Purchaser’s name under the heading “Initial Closing Note Purchase Price” on Schedule I hereto and (ii) Initial Closing Warrants entitling such Initial Purchaser to purchase the number of shares of Common Stock set forth opposite such Initial Purchaser’s name under the heading “Number of Initial Closing Warrant Shares” on Schedule I hereto, all against payment in the amounts set forth opposite such Initial Purchaser’s name under the heading “Initial Closing Note Purchase Price” on Schedule I hereto, by any combination of (i) check, (ii) wire transfer of immediately available funds to such account as the Borrowers designate, or (iii) surrender to the Borrowers for cancellation, in whole but not in part, of those certain secured demand promissory notes previously issued by the Borrowers on September 29, 2009 and October 13, 2009 (the “Demand Notes”).  Each Purchaser surrendering Demand Notes pursuant hereto hereby acknowledges and agrees that, notwithstanding any provisions of the Demand Notes, the rights granted and security interests provided in the Demand Notes are terminated as of the Initial Closing Date.

1.6                                 Subsequent Closings.  Upon the purchase of any Additional Notes and Additional Warrants subject to the satisfaction or waiver of the closing conditions set forth in Sections 5.1, 5.3 and 5.4, Subsequent Closings shall take place at the offices of Pillsbury Winthrop Shaw Pittman LLP, 1540 Broadway, New York, New York 10036, on such date and at such time as the Borrowers and the Agent, acting on behalf of the Purchasers, mutually agree upon in writing (each, a “Subsequent Closing” and collectively, the “Subsequent Closings”).  The date of each applicable Subsequent Closing is referred to herein as a “Subsequent Closing Date.” At each Subsequent Closing, the Borrowers shall deliver to each Additional Purchaser (i) an Additional Note, dated as of such Subsequent Closing Date, in an original principal amount equal to the dollar amount set forth opposite such Additional Purchaser’s name under the heading “Additional Note Purchase Price” on Schedule II hereto, which shall be updated by the Borrower and the Agent, acting on behalf of the Purchasers, from time to time as necessary upon each Subsequent Closing, with respect to such Additional Purchaser and (ii) Additional Warrants for the number of shares of Common Stock set forth opposite such Additional Purchaser’s name under the heading “Number of Additional Closing Warrant Shares” in Schedule II hereto, all against payment in the amounts set forth opposite such Additional Purchaser’s name under the heading “Additional Note Purchase Price” on Schedule II hereto, by any combination of (i) check or (ii) wire transfer of immediately available funds to such account as the Borrowers designate.

SECTION 2.                                Term of the Notes; Security for the Notes; Subordination; Priority.

2.1                                 General.  The Notes shall be issued in the aggregate principal amount of up to $3,300,000 and shall bear interest, and otherwise be in the form attached hereto as Exhibit A.  Payment of all principal and accrued and unpaid interest on any Note shall be made in full no later than the Maturity Date.

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2.2                                 Security.  The Notes shall be equally and ratably secured by all of the assets of the Borrowers pursuant to a security agreement to be entered into on or prior to the Initial Closing Date by the Borrowers and the Agent, acting on behalf of the Purchasers, substantially in the form attached hereto as Exhibit C (as the same may be amended, modified, supplemented or amended and restated from time to time, the “Security Agreement”), pursuant to which the Borrowers shall grant to the Agent, acting on behalf of the Purchasers, a security interest in all of the assets of the Borrowers, subject to the Permitted Liens.

2.3                                 Subordination.  The indebtedness under the Notes (including the right of repayment of principal of and interest on the Notes) and the security interest of the Purchasers in the assets of the Borrowers shall be subordinated to (a) the indebtedness and security interest of Silicon Valley Bank (“SVB”) under the Amended and Restated Loan and Security Agreement by and between SVB and the Subsidiary dated as of September 11, 2009 (as the same may from time to time be further amended, modified, supplemented or restated or refinanced with SVB, the “Senior Credit Agreement”), in accordance with the SVB Subordination Agreement in substantially the form attached hereto as Exhibit D (the “SVB Subordination Agreement) and (b) the indebtedness of any other Senior Lender in connection with any future Senior Credit Facility acceptable to the Agent, acting on behalf of the Purchasers, pursuant to a subordination agreement containing terms that are materially no less favorable, as a whole, to the Purchasers than the terms of the SVB Subordination Agreement and shall be subject to the Permitted Liens.

2.4                                 Priority.  The indebtedness under the Notes and the distribution of any Collateral secured by the Notes shall rank senior in right of repayment to the subordinated secured notes issued by the Borrowers in September and October 2008 in the aggregate principal amount of $3,000,000 (the “Fall 2008 Notes”) and in February, March, May and June 2009 in the aggregate principal amount of $1,090,000 (the “Spring 2009 Notes”).  The security interest of the Purchasers in the Notes shall rank senior to the security interest of the purchasers of the Fall 2008 Notes and the Spring 2009 Notes in the assets of the Borrowers, whether upon liquidation or dissolution, or otherwise.  The priority of the rights and security interest of the Purchasers under the Notes in relation to the rights and security interests of the purchasers of the Fall 2008 Notes and the Spring 2009 Notes shall be in accordance with a subordination agreement to be entered into on or prior to the Initial Closing Date by the Agent, acting on behalf of the Purchasers, Phoenix Venture Fund LLC, as agent on behalf of the purchasers of the Fall 2008 Notes and the Spring 2009 Notes, the Fall 2008 Majority Purchasers and the Spring 2009 Majority Purchasers, in substantially the form attached hereto as Exhibit E (the “Subordination Agreement”).

SECTION 3.                                Representations and Warranties of the Borrowers.

The Borrowers, jointly and severally, hereby represent and warrant to each Purchaser as of the Initial Closing Date and in the case of any Additional Purchasers as of such Subsequent Closing Date, the following, except as expressly set forth on the Disclosure Schedule, specifically identifying or cross-referencing the relevant Sections hereof, which Disclosure Schedule shall be deemed to be part of the representations and warranties as if made hereunder:

3.1                                 Organization and Qualification.  Each of the Borrowers is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the

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requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as it is now being conducted or proposed to be conducted.  Each of the Borrowers is duly qualified as a foreign corporation to transact business, and is in good standing, in each jurisdiction where it owns or leases real property or maintains employees or where the nature of its activities make such qualification necessary, except where such failure to qualify could not reasonably be expected to have a Material Adverse Effect.

3.2                                 Certificate of Incorporation and Bylaws.  The Parent has delivered to the Agent, acting on behalf of the Purchasers, true, correct, and complete copies of the certificate of incorporation of the Parent and the Subsidiary as in effect on the date hereof (each a “Certificate of Incorporation” and collectively the “Certificates of Incorporation”) and each of their bylaws as in effect on the date hereof (each a “Bylaw” and collectively the “Bylaws”).

3.3                                 Corporate Power and Authority.  Each of the Borrowers has all requisite corporate power and authority to execute and deliver the Loan Documents and this Agreement to which it is a party.  The Borrowers have all requisite corporate power and authority to issue and sell the Notes and the Warrants to the Purchasers hereunder.  Each of the Borrowers has all requisite corporate power and authority to carry out and perform its obligations under the terms of this Agreement and the Loan Documents.

3.4                                 Capitalization.  Immediately prior to the date hereof, the Parent is authorized to issue 410,000,000 shares of capital stock of which (i) 300,000,000 are designated as Common Stock, of which 112,824,619 shares are issued and outstanding (ii) and 110,000,000 are designated as Preferred Stock, of which (A) 64,000,000 are designated as Series A Preferred Stock of which 62,873,781 shares are issued and outstanding, (B) 10,000,000 of which are designated Series B Preferred Stock of which 8,382,041 shares are issued and outstanding, (C) 20,000,000 of which are designated Series C Preferred Stock of which 17,184,000 shares are issued and outstanding.  The Parent owns all of the issued and outstanding capital stock of the Subsidiary.

3.5                                 Authorization.  The execution, delivery and performance by each Borrower of this Agreement and the Loan Agreements, the sale, issuance and delivery of the Notes and the Warrants and the performance of all of the obligations of the Borrowers under this Agreement and each of the Loan Documents have been authorized by each Borrower’s Board of Directors, no other corporate action on the part of any Borrower and, except as set for the on Schedule 3.5, no other corporate or other approval or authorization is required on the part of any Borrower or any other Person, by Law or otherwise, in order to make this Agreement and the Loan Documents the valid, binding and enforceable obligations (subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies) of the Borrowers, as the case may be.  This Agreement and each of the Loan Documents, when executed and delivered by each of the Borrowers that is a party thereto, will constitute a valid and legally binding obligation of such Borrower, enforceable against such Borrower in accordance with its respective terms, subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies.

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3.6                                 Title to Properties and Assets; Leases; Insurance.

(a)                                  Neither Borrower currently owns any real property nor has ever owned any real property.  Each of the Borrowers has good and marketable title to or has a valid leasehold interest in, or license to use, all of the property or assets used by it or located on its premises and necessary for the conduct of business as presently conducted, free and clear of all Liens, other than Permitted Liens.

(b)                                 With respect to the insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of each Borrower, there is no claim by either Borrower pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds which could reasonably be expected to have a Material Adverse Effect.  All premiums due and payable under all such policies and bonds have been paid and each Borrower, as applicable, is otherwise in compliance in all material respects with the terms of such policies and bonds.  Neither Borrower has any Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.  Each Borrower maintains insurance in such amounts, including (as applicable) self-insurance, retainage and deductible arrangements, and of such a character as is reasonable for companies engaged in the same or similar business similarly situated.

3.7                                 Related-Party Transactions.  No employee, officer, shareholder, director or consultant of the Borrowers or member of the immediate family (defined as parents, spouse, siblings or lineal descendants) of any such officer or director is indebted to either of the Borrowers for borrowed money, and except as set forth in the SEC Reports or the exhibits attached thereto or pursuant to this Agreement, neither Borrower is indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of them other than for reimbursement of expenses incurred in connection with their service to such Borrower, and amounts accrued but not yet due to employees and other service providers. To the Knowledge of the Borrowers, except as provided for in this Agreement and the Loan Documents or as set forth in the SEC Reports, (a) no employee, officer, shareholder, director or consultant of such Borrower or any member of the immediate family of any such officer or director is, directly or indirectly, interested in any Material Contract or has any other material business relationship with any Borrower, except stock ownership in or employment with a Borrower and (b) no officer, director of such Borrower or any member of the immediate family of such officer or director has any material business relationship with any competitor of such Borrower.

3.8                                 Permits; Compliance with Applicable Laws.  Each Borrower has all franchises, permits, licenses, authorizations, approvals, registrations and any similar authority necessary for the conduct of its business as now being conducted by it except for those the absence of which could not reasonably be expected to have a Material Adverse Effect (the “Permits”).  Neither Borrower is in violation in any material respect of, or default in any material respect under, any such Permits. All such Permits are in full force and effect, and to the Borrower’s Knowledge, no violations in any material respect have been recorded in respect of any such Permits; no proceeding is pending or, to the Borrower’s Knowledge, threatened to revoke or limit any such Permit; and no such Permit will be suspended, cancelled or adversely modified as a result of the execution and delivery of this Agreement and the Loan Documents.

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Each Borrower is in compliance in all respects with all applicable Laws, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

3.9                                 Proprietary Rights.  Each Borrower is the sole owner, free and clear of any Liens, other than Permitted Liens, or has a valid license, without the payment of any royalty (except with respect to off-the-shelf software that is licensed by such Borrower) and otherwise on commercially reasonable terms, to, all Proprietary Rights material to the business of such Borrower.  As used herein, the term “Proprietary Rights” means each Borrower’s patents, trademarks, trade names, service marks, logos, designs, formulations, copyrights, and other trade rights and all registrations and applications therefor, all know-how, trade secrets, technology or processes, research and development, all Internet domain addresses, Web sites and computer programs, data bases and software documentation and all other intellectual property owned, licensed or otherwise used by such Borrower (other than off-the-shelf software that is licensed by such Borrower).  Neither Borrower has received any written demand, claim, notice or inquiry from any person or entity in respect of the Proprietary Rights material to the business of such Borrower which challenges, threatens to challenge or inquires as to whether there is any basis to challenge, the validity of, or the rights of such Borrower in such Proprietary Rights, and neither Borrower has Knowledge of any basis for any such challenge.  To each Borrower’s Knowledge, such Borrower is not in violation or infringement of, and has not violated or infringed, any intellectual property rights of any other person or entity.  To such Borrower’s Knowledge no third party is infringing on the rights of such Borrower in and to such Proprietary Rights.

3.10                           Material Contracts.  (a)  All material agreements of each Borrower (collectively, the “Material Contracts”) are included as exhibits to the Parent’s filings with the SEC.  Other than the Demand Notes, the SEC Reports disclose all financing arrangements of the Borrowers relating to the assets or liabilities of the Borrowers.

(b)                                 Assuming the due execution and delivery by the other parties thereto, each of such Material Contracts is as of the date hereof a legal, valid and binding obligation of the Borrower that is a party thereto and, to such Borrower’s Knowledge, the counterparty thereto, and in full force and effect, and enforceable in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies.  There is no material breach, violation or default by a Borrower under any such Material Contract, and to each Borrower’s Knowledge, (x) no Material Contract has expired or been terminated in accordance with its terms that is material to the Borrower’s business taken as a whole and (y) no event (including, without limitation, the transactions contemplated by this Agreement) has occurred which, with notice or lapse of time or both, would (A) constitute a material breach, violation or default by a Borrower under any such Material Contract, or (B) give rise to any Lien (other than a Permitted Lien) or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against a Borrower under any such Material Contract, which expiration, termination or event would cause a Material Adverse Effect.  Except as disclosed in the SEC Reports, neither Borrower is and, to the such Borrower’s Knowledge, no other party to any of such Material Contract is in arrears in respect of the performance or satisfaction of any material terms or conditions on its part to be performed or satisfied under any of such Material Contract, and neither Borrower has and, to such Borrower’s Knowledge, no other party thereto has granted

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or been granted any material waiver or indulgence under any of such Material Contract or repudiated any provision thereof.

3.11                           Absence of Undisclosed Liabilities.  Except as set forth in the SEC Reports or those arising in the ordinary course of business consistent with past practice since the date of the most recent balance sheet filed with the SEC, neither Borrower has any liabilities of any type, whether absolute or contingent.

3.12                           Absence of Conflicts.  Neither Borrower is in violation of or default under any provision of its Certificate of Incorporation or its Bylaws.  The execution, delivery, and performance of, and compliance with the Loan Documents and this Agreement, and the consummation of the transactions contemplated hereby and thereby, have not and will not:

(a)                                  violate, conflict with or result in a breach of any provision of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms, conditions or provisions of (i) Borrower’s Certificate of Incorporation or its Bylaws, or (ii) any Material Contract, or result in the creation of any Lien (other than a Permitted Lien or the liens granted under the Security Agreement) upon any of the assets, properties or business of either Borrower; or

(b)                                 violate any judgment, ruling, order, writ, injunction, award, decree, or any Law or regulation of any court or federal, state, county or local government or any other governmental, regulatory or administrative agency or authority which is applicable to either Borrower or any of their assets, properties or businesses.

3.13                           Litigation.  Except as disclosed in the SEC Reports or as otherwise set forth on Schedule 3.13, there is no action, claim, litigation, tax or compliance audit, suit or proceeding, regulatory or administrative enforcement action or governmental inquiry or investigation, pending, or, to such Borrower’s Knowledge, any threat thereof, against such Borrower or any of their officers or directors or the assets of either Borrower.  To the Borrower’s Knowledge, there is no reason to believe that any of the foregoing may occur which, in the aggregate, could reasonably be expected to have a Material Adverse Effect.  Neither Borrower is subject to any outstanding judgment, order or decree directed against such Borrower or any officer or director of any thereof.

3.14                           Consents.  No consent, approval, waiver or authorization, or designation, declaration, notification, or filing with any person or entity (governmental or private), is required by any Borrower in connection with the valid execution, delivery and performance of the Loan Documents or this Agreement, the offer, sale or issuance of the Notes and Warrants (other than such notifications or filings required under applicable federal or state securities Laws, if any), except for such consents, approvals, waivers, authorizations, designations, declarations, notifications, or filings that will be received prior to or as of the Initial Closing Date or in the event of a Subsequent Closing, the Subsequent Closing Date or as otherwise provided on Schedule 3.14.

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3.15                           Labor Relations; Employees.  Each Borrower is in compliance in all material respects with all Laws relating to the employment of labor and classification of persons as employees.

3.16                           Employee Benefit Plans.  (a)  Except as set forth in the SEC Reports, the Borrowers have no employment agreements or labor or collective bargaining agreements and there are no employee benefit or compensation plans, agreements, arrangements or commitments (including “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) maintained by either Borrower for any employees of such Borrower or with respect to which such Borrower has liability, or makes or has an obligation to make contributions (each a “Company Employee Plan” and together the “Company Employee Plans”).

(b)                                 Each Company Employee Plan by its terms and operation is in compliance in all material respects with all applicable Laws and all required filings, if any, with respect to such Company Employee Plan has been made.  The events contemplated by this Agreement (either alone or together with any other event) will not (i) entitle any employees to severance pay, unemployment compensation, or other similar payments under any Company Employee Plan or Law, (ii) accelerate the time of payment or vesting or increase the amount of benefits due under any Company Employee Plan or compensation to any employees of the Borrowers or (iii) result in any payments (including parachute payments) under any Company Employee Plan or Law becoming due to any employee.

3.17                           Tax Returns, Payments and Elections.  Each Borrower has filed all tax returns and reports (including information returns and reports) as required by Law that are material to the Borrowers’ business taken as a whole, and such tax returns and reports are true and correct in all material respects.  Each Borrower has paid or made provision for payment of all taxes and other assessments shown as due on such returns.  The provision for taxes of each Borrower as shown in the Financial Statements (as hereinafter defined) is adequate in all material respects for all taxes, assessments and governmental charges due or accrued as of the date thereof with respect to its business, properties and operations.  Neither Borrower has elected pursuant to the Internal Revenue Code of 1986, as amended (the “Code”), to be treated as a Subchapter S corporation pursuant to Section 1362(a) or a collapsible corporation pursuant to Section 341(f) of the Code, nor has a Borrower made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that could reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 3.17, neither Borrower has had any tax deficiency proposed or assessed against it by the Internal Revenue Service or any other foreign, federal, state or local taxing authority and none have been asserted in writing or, to a Borrower’s Knowledge, threatened at any time for additional taxes.  Neither Borrower has executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge and none of the foreign, federal, state or local income or franchise tax or sales or use tax returns have ever been audited by governmental authorities.  Since June 30, 2009, neither Borrower has incurred any taxes, assessments or governmental charges other than in the ordinary course of business.

3.18                           Brokers or Finders. Neither Borrower has incurred, or will incur, directly or indirectly, as a result of any action taken by either Borrower, any liability for brokerage or

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finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the issuance of the Notes and the Warrants or any transaction contemplated hereby or thereby other than as contemplated by the term sheet regarding the transactions contemplated hereby.  The Borrowers agree to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which the Borrowers or any of their respective officers, employees or representatives is responsible.

3.19                           Offering Exemption.  Assuming the truth and accuracy of the representations and warranties contained in Section 5, the offer and sale of the Notes and the Warrants as contemplated hereby and the issuance and delivery to the Purchasers of the Notes and the Warrants are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and will be registered or qualified (or exempt from registration or qualification) under applicable state securities and “blue sky” Laws, as currently in effect.

3.20                           Environmental Matters.

(a)                                  Each Borrower complies and has at all times complied with all federal, state and local Laws, judgments, decrees, orders, consent agreements, authorizations, permits, licenses, rules, regulations, common or decision law (including, without limitation, principles of negligence and strict liability) relating to the protection, investigation or restoration of the environment (including, without limitation, natural resources) or the health or safety matters of humans and other living organisms, including the Resource Conservation and Recovery Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Federal Clean Water Act, as amended, the Federal Clean Air Act, as amended, the Toxic Substances Control Act, or any state and local analogue (hereinafter “Environmental Laws”), except where the failure to comply could not reasonably be expected to have a Material Adverse Effect.

(b)                                 Neither Borrower has Knowledge of any claim, and has not received notice of a written complaint, order, directive, claim, request for information or citation, and to such Borrower’s Knowledge no proceeding has been instituted raising a claim against such Borrower indicating or alleging any damage to the environment or any liability or obligation under or violation of any Environmental Law and (ii) neither Borrower is subject to any order, decree, injunction or other directive of any Governmental Authority.

3.21                           Offering of Purchased Shares and Warrants.  No form of general solicitation or general advertising was used by the Borrowers or any of their agents or representatives in connection with the offer and sale of the Notes and the Warrants.

3.22                           SEC Reports; Disclosure.  (a)  The Parent has filed all required forms, reports and documents with the Securities and Exchange Commission (the “SEC”) since June 22, 2007, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, each as in effect on the date such forms, reports and documents were filed.  The Parent has made available to the Purchasers, in the form

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filed with the SEC (including any amendments thereto) its (i) Annual Report on Form 10-K for the year ended March 31, 2009; (ii) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009; (iii) Current Report on Form 8-K dated September 21, 2009 and (iv) all definitive proxy statements relating to the Parent’s meeting of shareholders (whether annual or special) held since June 22, 2007 (collectively, the “SEC Reports”).

(b)                                 None of (i) this Agreement (including, without limitation, the Disclosure Schedule and the Schedules and Exhibits attached hereto), (ii) any Loan Document, or (iii) the SEC Reports contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein in light of the circumstances under which they were made not misleading.  There is no fact which, to the Knowledge of either Borrower, has not been disclosed to the Purchasers, which could reasonably be expected to have a Material Adverse Effect on the ability of either Borrower to perform its obligations under the Loan Documents or this Agreement.

3.23                           Financial Statements.  Included in the SEC Reports are the audited consolidated financial statements of the Parent as at and for the years ended March 31, 2009 and 2008 and the unaudited consolidated financial statements of the Parent for the fiscal quarter ended June 30, 2009 (the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP and fairly present the financial condition and operating results of the Borrowers on a Consolidated basis as of the dates and for the periods, indicated therein, except that the unaudited financial statements as at and for the quarter ended June 30, 2009 are subject to normal year-end adjustments and do not contain all notes required under GAAP.  Except as set forth in the Financial Statements, the Borrowers have no liabilities, obligations or commitments of any nature (whether accrued, absolute, contingent, unliquidated or otherwise, due or to become due and regardless of when addressed), which are required to be included in the Financial Statements in accordance with GAAP other than (a) liabilities that have arisen in the ordinary course of business since the date of the Parent’s most recent quarterly report on Form 10-Q that are not reasonably be expected to have a Material Adverse Effect and (b) obligations to perform after the date hereof any contracts or agreements which have been disclosed or which are not required to be disclosed in the SEC Reports because such contracts and agreements are not material to the Borrowers.

3.24                           Suppliers and Customers.  Since June 30, 2009, none of the Borrowers’ suppliers, vendors, or customers has: (i) terminated or cancelled a Material Contract or material business relationship with any Borrower; (ii) threatened in writing to terminate or cancel a Material Contract or material business relationship with any Borrower; (iii) expressed dissatisfaction in writing with the performance of a Borrower with respect to a Material Contract or material business relationship with any Borrower; or (iv) demanded in writing any material modification, termination or limitation of a Material Contract or material business relationship with any Borrower (excluding any contracts or business relationship which, if so terminated, cancelled, modified or limited, would not reasonably be expected to result in a Material Adverse Effect).

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SECTION 4.                                Representations and Warranties of the Purchasers.  As of the Initial Closing Date or any Subsequent Closing Date, as the case may be, each Purchaser severally and not jointly hereby represents and warrants to the Borrowers that:

4.1                                 Organization and Qualification.  Each Purchaser, if such person is not an individual, is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization to carry on its business as it is now being conducted or proposed to be conducted.

4.2                                 Power and Authority.  Each Purchaser has all requisite power and authority (or if such Purchaser is an individual, the legal capacity) to execute and deliver the Loan Documents and this Agreement to which it is a party, to purchase the Notes and the Warrants from the Borrowers hereunder, and to carry out and perform its obligations under the terms of the Loan Documents and this Agreement.

4.3                                 Authorization.  The execution, delivery and performance by such Purchaser of the Loan Documents and this Agreement to which it is a party, and the performance of all of the obligations of such Purchaser under each of such Loan Documents and this Agreement have been duly and validly authorized, and no other action, approval or authorization is required on the part of such Purchaser or any Person by Law or otherwise in order to make the Loan Documents and this Agreement the valid, binding and enforceable obligations (subject to (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies) of such Purchaser that is a party thereto.  Each of the Loan Documents and this Agreement, when executed and delivered by such Purchaser that is a party thereto, will constitute a valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms subject to: (i) Laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief, or other equitable remedies.

4.4                                 Purchase Entirely for Own Account.  The Notes and the Warrants will be acquired for investment for such Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof.  Such Purchaser’s address is listed on Schedule I and II, as applicable, attached hereto.  Such Purchaser is aware that the Borrowers are issuing the Notes and the Warrants pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder without complying with the registration provisions of the Securities Act or other applicable federal or state securities laws.  Such Purchaser is also aware that the Borrowers are relying upon, among other things, the representations and warranties of such Purchaser contained in this Agreement for purposes of complying with Regulation D.

4.5                                 Disclosure of Information.  Each Purchaser represents that the Borrowers have made available to such Purchaser, at a reasonable time prior to the date of this Agreement, an opportunity to (a) ask questions and receive answers from the Borrowers regarding the terms and conditions of the offering of the Notes and the Warrants and the business, properties and financial condition of the Borrowers, all of which questions (if any) have been answered to the reasonable satisfaction of such Purchaser, and (b) obtain additional information, all of which was furnished by the Borrowers to the reasonable satisfaction of such Purchaser.  The foregoing,

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however, does not limit or modify the representations and warranties of the Borrowers in Section 3 of this Agreement or the right of the Purchasers to rely thereon.

4.6                                 Investment Experience.  Such Purchaser acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in investing in companies similar to the Borrowers and in financial or business matters such that it is capable of evaluating the merits and risks of the investment in the Notes and the Warrants.  Such Purchaser has made the determination to enter into this Agreement and the Loan Agreements and the other agreements contemplated hereby and to acquire the Notes and the Warrants based upon its own independent evaluation and assessment of the value of the Borrowers and its present and prospective business prospects.

4.7                                 Accredited Investor.  Such Purchaser is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect.

4.8                                 Restricted Securities; Legends.  Such Purchaser recognizes that the Notes and the Warrants will not be registered under the Securities Act or other applicable federal or state securities laws.  Such Purchaser understands that the Notes and the Warrants it is purchasing are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Borrowers in a transaction not involving a public offering.  Such Purchaser acknowledges that it may not sell or transfer the Notes and the Warrants unless such Notes and Warrants are registered under the Securities Act and under any other applicable securities laws and that certificates evidencing the Notes and Warrants will bear the following legend or similar legend as applicable:

THIS SECURITY AND THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED UPON THE EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION AND REGISTRATION UNDER APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER AND SUCH APPLICABLE STATE SECURITIES LAWS.

4.9                                 No General Solicitation.  Such Purchaser acknowledges that the Notes and the Warrants were not offered to such Purchaser by means of: (a) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium, or broadcast over television or radio, or (b) any other form of general solicitation or advertising.

4.10                           Absence of Conflicts.  Such Purchaser’s execution, delivery, and performance of, and compliance with the Loan Documents and this Agreement, and the consummation of the transactions contemplated hereby and thereby, have not and will not:

(a)                                  violate, conflict with or result in a breach of any provision of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms,

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conditions or provisions of (i) its certificate/articles of formation or organization or any of its other formation or organizational documents (if any), or (ii) any material contract to which it is a party, or result in the creation of any Lien upon any of the assets, properties or business of such Purchaser; or

(b)                                 violate any judgment, ruling, order, writ, injunction, award, decree, or any Law or regulation of any court or federal, state, county or local government or any other governmental, regulatory or administrative agency or authority which is applicable to such Purchaser or any of its assets, properties or businesses.

4.11                           Brokers or Finders.  Such Purchaser has not incurred, nor will it incur, directly or indirectly, as a result of any action taken by such Purchaser, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the issuance of the Notes and the Warrants or any transaction contemplated hereby or thereby.  Such Purchaser agrees to indemnify and hold harmless the Borrowers from any liability for any commission or compensation in the nature of a finders’ fee (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser, or any of its respective officers, employees or representatives is responsible.

SECTION 5.                                Conditions of the Parties.

5.1                                 Conditions of Purchasers’ Obligations at any Closing.  The obligations of each Purchaser under Section 1 of this Agreement are subject to the satisfaction by the Borrowers on or before such Closing of each of the following conditions:

(a)                                  Representations and Warranties.  The representations and warranties of the Borrowers contained in Section 3 shall be true and correct on and as of the Initial Closing Date and shall be true and correct in all material respects on and as of any Subsequent Closing Date with the same force and effect as though such representations and warranties had been made on such date.

(b)                                 Performance.  The Borrowers shall have performed and complied with all conditions contained in this Agreement that are required to be performed or complied with by it on or before such Closing.

(c)                                  No Material Adverse Effect; Officer’s Certificate.  No Material Adverse Effect shall have occurred between the date hereof and such Closing Date and the President and/or Chief Executive Officer of each Borrower shall deliver to the Agent, acting on behalf of the Purchasers, at each such Closing a certificate stating that the conditions specified in Sections 5.1(a), (b) and (c) have been fulfilled.

(d)                                 Consents and Approvals.  All authorizations, approvals, permits, or consents, if any, of any governmental authority or regulatory body of the United States or of any state or any creditor of the Borrowers or any other Person that are required in connection with the lawful issuance and sale of the Notes and the Warrants at such Closing pursuant to this Agreement shall be duly obtained and effective as of each such Closing other than as provided on Schedule 3.14 and the purchase and payment of the Notes and the Warrants to be purchased by the Purchasers at each such Closing on the terms and conditions as provided herein shall not violate any applicable Law.

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(e)                                  Good Standing.  The Parent shall have delivered to the Agent, acting on behalf of the Purchasers, certificates of good standing with respect to each Borrower dated as of a date no earlier than 15 days prior to the any such Closing from the jurisdiction of incorporation of such Borrower.

(f)                                    Secretary’s Certificate.  The Parent shall have delivered to the Agent, acting on behalf of the Purchasers, a certificate executed by the Secretary of each Borrower dated such Closing Date certifying with respect to (i) a copy of the such Borrower’s Certificate of Incorporation and its Bylaws as amended to and in effect on such Closing Date and that such Borrower is not in violation of or default under any provision of its Certificate of Incorporation or Bylaw as of and on such Closing Date, (ii) board resolutions of such Borrower authorizing the transactions contemplated by this Agreement and the Loan Documents.

(g)                                 Compliance with Covenants.  On any such Closing Date the Borrowers shall be in compliance with each of the covenants set forth in Section 7.

5.2                                 Conditions of Initial Purchasers’ Obligations at the Initial Closing.  In addition to the conditions set forth in Section 5.1, the obligations of each Initial Purchaser under Section 1.2 of this Agreement are subject to the satisfaction by the Borrowers on the Initial Closing Date of each of the following conditions:

(a)                                  Security Agreement.  The Borrowers shall have executed and delivered to the Agent, acting on behalf of the Purchasers, the Security Agreement.

(b)                                 SVB Subordination Agreement.  The Borrowers shall have executed and delivered to the Initial Purchasers the SVB Subordination Agreement.

(c)                                  Senior Credit Agreement Amendment.  The Borrowers and SVB shall have executed and delivered to the Agent, acting on behalf of the Purchasers, an amendment to the Senior Credit Agreement terminating the non-formula indebtedness and the provision for non-formula advances.

(d)                                 Initial Closing Notes.  The Borrowers shall deliver to each Initial Purchaser its respective Initial Closing Note.

(e)                                  Initial Closing Warrants.  The Borrowers shall deliver to each Initial Purchaser its respective Initial Closing Warrants.

(f)                                    Subordination Agreement.  Phoenix Venture Fund LLC, as agent on behalf of the purchasers of the Fall 2008 Notes and Spring 2009 Notes, the Fall 2008 Majority Purchasers, the Spring 2008 Majority Purchasers and the Borrowers shall have executed and delivered to the Agent, acting on behalf of the Purchasers, the Subordination Agreement.

(g)                                 Termination and Lien Release Letter Agreement.  Philip Sassower and Susan Sassower, and Phoenix Venture Fund LLC, as agent on behalf of the purchasers of the Fall 2008 Notes and Spring 2009 Notes shall have executed and delivered the Termination and Lien Release Agreement to the Borrowers.

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(h)                                 Administrative Fee to Agent.  The Borrowers shall have paid to the Agent, acting on behalf of the Purchasers, or its designee, an administrative fee equal to five percent (5%) of the aggregate amount of Notes being purchased on the Initial Closing Date.

5.3           Conditions of Additional Purchasers’ Obligations at any Subsequent Closing.  In addition to the conditions set forth in Section 5.1, the obligations of each Additional Purchaser under Section 1.3 of this Agreement are subject to the satisfaction by the Borrowers on each Subsequent Closing Date of the following conditions:

(a)                                  Supplemental Schedule II.  On or before any Subsequent Closing Date, the Parent shall deliver to the Agent, acting on behalf of each Additional Purchaser, a supplement to Schedule II reflecting the amount of the Additional Notes and the Additional Warrants that the Borrowers will issue to each Additional Purchaser on such Subsequent Closing Date and the aggregate purchase price therefor.

(b)                                 Additional Notes.  The Parent shall deliver to the Agent, acting on behalf of each Additional Purchaser, such Additional Purchaser’s Additional Notes.

(c)                                  Additional Warrants.  With respect to any Subsequent Closing, the Parent shall deliver to the Agent, acting on behalf of each Additional Purchaser, such Additional Purchaser’s Additional Warrants.

(d)                                 SVB Subordination Agreement.  The Borrowers shall have executed and delivered to each Additional Purchaser the SVB Subordination Agreement.

(e)                                  Subordination Agreement.  Phoenix Venture Fund LLC, as agent on behalf of the purchasers of the Fall 2008 Notes and Spring 2009 Notes, the Fall 2008 Majority Purchasers and the Spring 2008 Majority Purchasers shall have executed and delivered to the Agent, acting on behalf of the Purchasers, the Subordination Agreement.

(f)                                    Administrative Fee to Agent.  The Borrowers shall have paid to the Agent, acting on behalf of the Purchasers, or its designee, an administrative fee equal to five percent (5%) of the aggregate amount of Notes being purchased on any Subsequent Closing Date.

5.4           Conditions of Borrowers’ Obligations at any Closing.  The obligations of the Borrowers to consummate the transactions contemplated by this Agreement are subject to the satisfaction by the Purchasers on or before any such Closing of each of the following conditions:

(a)                                  Representations and Warranties.  The representations and warranties of each of the Purchasers contained in Section 4 shall be true and correct in all material respects on and as of such Closing with the same force and effect as though such representations and warranties had been made on and as of the date of such Closing; provided, however, that representations and warranties that contain a materiality qualification shall be true and correct in all respects.

(b)                                 Performance.  Each Purchaser shall have performed and complied with all conditions contained in this Agreement that are required to be performed or complied with by it on or before such Closing.

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(c)                                  Consents and Approvals.  All authorizations, approvals, or permits, if any, of any Governmental Authority or any other Person that are required in connection with the lawful issuance and sale of the Notes and the Warrants to such Purchaser pursuant to this Agreement shall be duly obtained and effective as of such Closing other than as provided on Schedule 3.14 and the purchase and payment of the Notes and the Warrants to be purchased by the Purchasers at such Closing on the terms and conditions as provided herein shall not violate any applicable Law.

(d)                                 Purchase Price.  The Purchasers shall have delivered to the Borrowers the purchase price for the Notes and the Warrants being purchased pursuant hereto on such Closing Date.

(e)                                  SVB Subordination Agreement. Each Purchaser shall have executed and delivered to the Borrowers and SVB, the SVB Subordination Agreement.

(f)                                    Senior Credit Agreement Amendment.  SVB shall have executed and delivered to the Borrowers, an amendment to the Senior Credit Agreement terminating the non-formula indebtedness and the provision for non-formula advances.

(g)                                 Security Agreement.  The Agent shall have executed and delivered to the Borrowers, the Security Agreement.

(h)                                 Subordination Agreement.  Phoenix Venture Fund LLC, as agent on behalf of the purchasers of the Fall 2008 Notes and Spring 2009 Notes, the Fall 2008 Majority Purchasers and the Spring 2008 Majority Purchasers and the Agent, acting on behalf of the Purchasers shall have executed and delivered to the Borrowers, the Subordination Agreement.

(i)                                     Termination and Lien Release Letter Agreement.  Philip Sassower and Susan Sassower, and Phoenix Venture Fund LLC, as agent on behalf of the purchasers of the Fall 2008 Notes and Spring 2009 Notes shall have executed and delivered the Termination and Lien Release Agreement to the Borrowers.

(j)                                     Termination and Lien Release.  JAG Multi Investments LLC shall have released the lien and security interests granted to it by the Borrowers pursuant to a Demand Note and shall have terminated, or caused the termination of, the security filing related thereto.

(k)                                  Amendment of Fall 2008 Note Purchase Agreement and Spring 2009 Note Purchase Agreement.  (i) Phoenix Venture Fund LLC, as agent on behalf of the purchasers of the Fall 2008 Notes, and the Fall 2008 Majority Purchasers shall have executed and delivered to the Borrowers, an amendment to that certain Note Purchase Agreement, dated as of September 5, 2008, extending the maturity date of the Fall 2008 Notes to December 31, 2011 and the expiration date of the warrants issued in connection therewith to January 15, 2013 and (ii) Phoenix Venture Fund LLC, as agent on behalf of the purchasers of the Spring 2009 Notes, and the Spring 2009 Majority Purchasers shall have executed and delivered to the Borrowers, an amendment to that certain Note Purchase Agreement, dated as of February 27, 2009, extending the maturity date of the Spring 2009 Notes to December 31, 2011 and the expiration date of the warrants issued in connection therewith to January 15, 2013.

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(l)                                     Surrender of Demand Note Warrants.  Each Purchaser surrendering to the Borrowers for cancellation a Demand Note pursuant to Section 1.5 shall have also surrendered to the Borrowers for cancellation the warrants issued in connection with such Demand Notes.

SECTION 6.           Events of Default and Remedies.

6.1                                 Events of Default.  So long as the Notes are outstanding an “Event of Default” with respect to the Notes shall mean the occurrence and existence of one or more of the following events or conditions (for any reason, whether voluntary, involuntary or effected or required by any Law applicable to the Borrowers):

(a)                                  The Borrowers fail to pay when due and payable any portion of the Note Indebtedness at stated maturity, upon acceleration or otherwise.

(b)                                 The Borrowers fail or neglect to perform, keep, or observe in any material respect any term, provision, condition, covenant or agreement contained in this Agreement or any Loan Document and such failure or neglect (other than those set forth in Section 2 of Exhibit F) to perform remains in effect for a period of 10 days.

(c)                                  Any material portion of the Borrowers’ assets is seized, attached, subjected to a writ or distress warrant, is levied upon or comes into the possession of any judicial officer unless such action is stayed and such attachment is dismissed within 30 days.

(d)                                 If an event of default occurs in the payment or performance of any obligation in favor of any person from whom the Borrowers have borrowed money aggregating in excess of $300,000 which would entitle the holder to accelerate repayment of the borrowed money, and such default is not waived in writing within 10 days of the occurrence of such default.

(e)                                  Either Borrower institutes proceedings to be adjudicated as bankrupt or insolvent, or the consent by such Borrower to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, provincial or state law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the consent by it to the filing of any such petition or to the appointment under any such law of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such Borrower or of substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due.

(f)                                    If there is the entry of a decree or order by a court having jurisdiction in the premises adjudging either Borrower as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement or adjustment of or in respect of such Borrower under any applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such Law a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such Borrower or of substantially all of its property, or ordering pursuant to any such Law the winding-up or liquidation of its affairs, and the continuance of any such decree, petition, appointment or order unstayed and in effect for a period of 45 consecutive days.

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(g)                                 If any act, matter or thing is done to, or any action or proceeding is launched or taken to, terminate the corporate existence of either Borrower, whether by winding-up, surrender of charter or otherwise.

(h)                                 If either Borrower ceases to carry on its business or makes or proposes to make any sale of its assets in bulk or any sale of its assets out of the usual course of its business.

(i)                                     If any judgment or order for the payment of money in excess of $200,000 shall be rendered against either Borrower and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order, or (ii) there shall be any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(j)                                     If any action is taken or power or right be exercised by any Governmental Authority which has a Material Adverse Effect on either Borrower.

(k)                                  If there shall occur or arise any change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of either Borrower which, in the judgment of the Agent, acting on behalf of the Purchasers, acting reasonably, has or is reasonably expected to have a Material Adverse Effect on any Borrower or on its ability to perform its obligations hereunder or under the Loan Documents.

(l)                                     Any representation or warranty made or deemed to be made by the Borrowers in this Agreement or any Loan Document shall proved to have been misleading in any material respect at the time that it was made.

6.2                                 Exercise of Remedies.  If an Event of Default has occurred and is continuing hereunder:

(a)                                  The Agent, acting on behalf of the Purchasers, may declare the entire unpaid Note Indebtedness, immediately due and payable, without presentment, notice or demand, all of which are hereby expressly waived by the Borrowers; and

(b)                                 The Agent, acting on behalf of the Purchasers, may exercise any remedy permitted by this Agreement, or the Loan Documents or at law or in equity.

6.3                                 Waiver of Defaults.  No Event of Default shall be waived by the Purchasers except in a writing signed by an officer of the Agent, acting on behalf of the Purchasers.  No waiver of any Event of Default shall extend to any other or further Event of Default.

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SECTION 7.           Covenants.

7.1                                 Debt Covenants.  So long as the Notes are outstanding, each Borrower jointly and severally covenants and agrees that, until all Note Indebtedness has been paid in full, it will comply with the covenants set forth in Exhibit F attached hereto.

7.2                                 Additional Authorized Common Stock.  The Parent shall, by not later than January 15, 2010, obtain shareholder approval to increase its authorized shares of Common Stock so that following such approval the total number of authorized shares of Common Stock shall be sufficient to fully reserve against the shares of Common Stock issuable upon exercise of any Warrants issued hereunder, and, within one (1) Business Day following such approval, take all requisite actions (including the filing of an amendment to its certificate of incorporation and/or other organizational documents, if applicable, with the Secretary of State of the State of Delaware) to effect such increase in its authorized shares of Common Stock.

SECTION 8.           Indemnification.

8.1                                 General Indemnification.  Each of the Borrowers shall jointly and severally indemnify, defend and hold each Purchaser, its affiliates and their respective officers, directors, partners (general and limited), employees, agents, attorneys, successors and assigns (each a “Purchaser Entity”) harmless from and against all Losses incurred, suffered or arising out or by reason of any matter relating, directly or indirectly, to this Agreement or any other Loan Document, unless such Losses are the result of the gross negligence, willful misconduct or fraud of such Purchaser Entity.  Each Purchaser, severally and not jointly, shall indemnify, defend and hold the Borrowers, their respective officers, directors, employees, agents, attorneys, successors and assigns (each a “Borrower Entity”) harmless against all Losses as a result of the breach of any of the representations, warranties, covenants or agreements made by such Purchaser in this Agreement or any of the Loan Documents, unless such Losses are a result of the gross negligence, willful misconduct or fraud of such Borrower Entity.

8.2                                 Indemnification Principles.  For purposes of this Section 8, “Losses” shall mean each and all of the following items:  claims, losses (excluding losses of earnings), liabilities, obligations, payments, damages (actual and direct), charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, interest which may be imposed in connection therewith, costs and expenses of investigation, actions, suits, proceedings, demands, assessments and reasonable fees, expenses and disbursements of counsel, consultants and other experts).  Each Purchaser and the Borrowers hereby agree that Losses shall not include punitive or consequential damages except to the extent that such Losses are the result of the gross negligence, willful misconduct or fraud of the party from whom the indemnification is being sought (the “Indemnifying Party”).

8.3                                 Claim Notice; Right to Defend.  A party seeking indemnification (the “Indemnified Party”) under this Section 8 shall promptly upon becoming aware of the facts indicating that a claim for indemnification may be warranted, give to the Indemnifying Party a claim notice relating to such Loss (a “Claim Notice”).  Each Claim Notice shall specify the nature of the claim, the applicable provision(s) of this Agreement or other instrument under which the claim for indemnity arises, and, if possible, the amount or the estimated amount

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thereof.  No failure or delay in giving a Claim Notice (so long as the same is given prior to expiration of the representation or warranty upon which the claim is based) and no failure to include any specific information relating to the claim (such as the amount or estimated amount thereof) or any reference to any provision of this Agreement or other instrument under which the claim arises shall affect the obligation of the Indemnifying Party unless such failure materially and adversely prejudices the Indemnifying Party.  If such Loss relates to the commencement of any action or proceeding by a third person, the Indemnified Party shall give a Claim Notice to the Indemnifying Party regarding such action or proceeding and the Indemnifying Party shall be entitled to participate therein. After the delivery of notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such action or proceeding, the Indemnifying Party shall not be liable (except to the extent the proviso to this sentence is applicable, in which event it will be so liable) to the Indemnified Party under this Section 8 for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, provided that each Indemnified Party shall have the right to employ separate counsel to represent it and assume its defense (in which case, the Indemnifying Party shall not represent it) in the event the Indemnifying Party has not assumed the defense thereof within 10 days of receipt of notice of such claim or commencement of action, and in which case the fees and expenses of one such separate counsel shall be paid by the Indemnifying Party.  If any Indemnified Party employs such separate counsel it will not enter into any settlement agreement which is not approved by the Indemnifying Party, such approval not to be unreasonably withheld.  If the Indemnifying Party so assumes the defense thereof, it may not agree to any settlement of any such claim or action as the result of which any remedy or relief, other than monetary damages for which the Indemnifying Party shall be responsible hereunder, shall be applied to or against the Indemnified Party, without the prior written consent of the Indemnified Party which consent shall not be unreasonably withheld.  In any action hereunder as to which the Indemnifying Party has assumed the defense thereof with counsel reasonably satisfactory to the Indemnified Party, the Indemnified Party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but, except as set forth above, the Indemnifying Party shall not be obligated hereunder to reimburse the Indemnified Party for the costs thereof.

SECTION 9.           Certain Definitions.  For the purposes of this Agreement the following terms will have the following meanings:

“Additional Note(s)” shall have the meaning ascribed to it in the recitals.

“Additional Purchaser(s)” shall have the meaning ascribed to it in the preliminary paragraph.

“Additional Warrant(s)” shall have the meaning ascribed to it in the recitals.

“Affiliate(s)” shall mean, with respect to any Person, any other Person directly or indirectly controlling (including but not limited to all directors and executive officers of such Person), controlled by, or under direct or indirect common control with such Person.  A Person shall be deemed to control a corporation for the purposes of this definition if such Person possesses, directly or indirectly, the power (i) to vote 10% or more of the securities having ordinary voting power for the election of directors of such corporation or (ii) to direct or cause

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the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning ascribed to it in the preliminary paragraph.

“Borrowers” shall have the meaning ascribed to it in the preliminary paragraph.

“Borrower Entity” shall have the meaning ascribed to it in Section 8.1.

“Business Day” shall mean any day other than a Saturday, Sunday, public holiday under the Laws of the State of New York or any other day on which banking institutions are authorized to close in New York City.

“Bylaw(s)” shall have the meaning ascribed to it in Section 3.2.

“Certificate(s) of Incorporation” shall have the meaning ascribed to it in Section 3.2.

“Claim Notice” shall have the meaning ascribed to it in Section 8.3.

“Closing” shall mean each of the Initial Closing and any Subsequent Closing.

“Closing Date” shall mean each of the Initial Closing Date and any Subsequent Closing Date.

“Code” shall have the meaning ascribed to it in Section 3.17.

“Collateral” shall have the meaning ascribed to it in Section 11.18(a)

“Company Employee Plan(s)” shall have the meaning ascribed to it in Section 3.16(a).

“Common Stock” shall mean the common stock, par value $.001 per share, of the Parent.

“Consolidated” shall mean, when used with reference to any financial term in this Agreement, the aggregate for two or more Persons of the amounts signified by such term for all such Persons determined on a consolidated basis in accordance with GAAP.  Unless otherwise specified herein, references to consolidated financial statements or data of Parent includes consolidation with its subsidiaries in accordance with GAAP.

“Default” shall mean an event which, with the passage of time or giving of notice, will constitute an Event of Default.

“Demand Notes” shall have the meaning ascribed to it in Section 1.5.

“Environmental Laws” shall have the meaning ascribed to it in Section 3.20(a).

“ERISA” shall have the meaning ascribed to it in Section 3.16(a).

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“Event of Default” shall have the meaning ascribed to it in Section 6.1.

“Exchange Act” shall have the meaning ascribed to it in Section 3.22(a).

“Fall 2008 Majority Purchasers” shall mean the purchasers holding at least 51% of the aggregate principal amount of the Fall 2008 Notes issued under that certain Note Purchase Agreement, dated as of September 5, 2008, as amended, by and among the Borrowers and the purchasers thereunder.

“Fall 2008 Notes” shall have the meaning ascribed to it in Section 2.4.

“Financial Statements” shall have the meaning ascribed to it in Section 3.23.

“GAAP” shall mean generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

“Governmental Authority” shall mean any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

“Hereof”, “hereto”, “hereunder” and similar terms shall refer to this Agreement and not to any particular paragraph or provision of this Agreement.

“Indemnified Party” shall have the meaning ascribed to it in Section 8.3.

“Indemnifying Party” shall have the meaning ascribed to it in Section 8.2.

“Initial Closing” shall have the meaning ascribed to it in Section 1.5.

“Initial Closing Date” shall have the meaning ascribed to it in Section 1.5.

“Initial Closing Note(s)” shall have the meaning ascribed to it in the recitals.

“Initial Closing Warrant(s)” shall have the meaning ascribed to it in the recitals.

“Initial Purchaser(s)” shall have the meaning ascribed to it in the preliminary paragraph.

“Knowledge” shall mean with respect to each Borrower, the knowledge, after diligent investigation, of the directors, executive officers and other senior management of such Borrower and of the person or persons in such entity with responsibility for the matter with respect to which the knowledge is applicable.

“Law” shall mean any foreign, federal, state or local law, statute, rule, regulation, ordinance, code, directive, writ, injunction, decree, judgment or order applicable to the Borrowers.

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“Loan Documents” shall mean the Notes, the Security Agreement, the Subordination Agreement, the SVB Subordination Agreement, the Warrants and all agreements related hereto and thereto.

“Losses” shall have the meaning ascribed to it in Section 8.2.

“Lien(s)” shall mean any mortgage, deed of trust, pledge, lien, security interest, charge or other encumbrance or security arrangement of any nature whatsoever, including any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security.

“Material Adverse Effect” shall mean an effect which is materially adverse to the business, assets, properties, operations, results of operations or condition (financial or otherwise) of each of the Borrowers individually or of the Borrowers taken as a whole (excluding general economic conditions or acts of war or terrorism).

“Material Contracts” shall have the meaning ascribed to it in Section 3.10(a).

“Maturity Date” shall mean, with respect to any Note, December 31, 2011.

“Note Indebtedness” shall mean without duplication principal, interest, fees, expenses and other charges or other indebtedness related to the Notes and indemnification obligations with respect to the Notes, whether direct or indirect, absolute or contingent, of the Borrowers to any of the Purchasers or to the Agent, acting on behalf of the Purchasers, in any manner and at any time, whether evidenced by the Notes or arising under this Agreement, due or hereafter to become due, now owing or that may be hereafter incurred by the Borrowers to, any of the Purchasers or the Agent, acting on behalf of the Purchasers, and any judgments that may hereafter be rendered on such indebtedness or any part thereof, with interest according to the rates and terms specified, or as provided by Law, and any and all consolidation, amendments, renewals, replacements, substitutions or extensions of any of the foregoing.

“Notes” shall have the meaning ascribed to it in the recitals.

“Parent” shall have the meaning ascribed to it in the preliminary paragraph.

“Permits” shall have the meaning ascribed to it in Section 3.8.

“Permitted Liens” shall mean the following: (i) mechanics’, materialmen’s or similar inchoate Liens arising or incurred in the ordinary course of business relating to liabilities not yet due and payable; (ii) Liens for current taxes not yet delinquent, or the validity of which is being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing foreclosure or enforcement of such Liens and where adequate reserves are established and maintained in accordance with generally accepted accounting principles; (iii) Liens or pledges in connection with workmen’s compensation, unemployment insurance or other social security obligations; (iv) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of alike nature incurred in the ordinary course of business, (v) Liens in favor of the Senior Lender or otherwise permitted by the Senior Credit Facility, and (vi) the Liens evidenced by UCC-1 filings

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in favor of CIT Bank regarding all computer equipment and peripherals referenced in the Loan Agreement #007139097-005 dated August 24, 2005, and secured by UCC-1 filing number 52719061.

“Person” shall mean an individual, corporation, limited liability company, partnership, trust, incorporated or unincorporated organization, joint venture, joint stock company, or a government or any agency or political subdivision thereof or other entity of any kind.

“Proprietary Rights” shall have the meaning ascribed to it in Section 3.9.

“Purchasers” shall have the meaning ascribed to it in the preliminary paragraph.

“Purchaser Entity” shall have the meaning ascribed to it in Section 8.1.

“SEC” shall have the meaning ascribed to it in Section 3.22(a).

“SEC Reports” shall have the meaning ascribed to it in Section 3.22(a).

“Securities Act” shall have the meaning ascribed to it in Section 3.19.

“Security Agreement” shall have the meaning ascribed to it in Section 2.2.

“Senior Credit Agreement” shall have the meaning ascribed to it in Section 2.3.

“Senior Credit Facility” shall mean, at any time, the credit facility evidencing Senior Indebtedness.

“Senior Indebtedness” means indebtedness under the Senior Credit Agreement, indebtedness under any future Senior Credit Facility approved by the Agent, acting on behalf of the Purchasers, and all indebtedness under the Wistron Agreement.

“Senior Lender” means each holder of Senior Indebtedness.

“Spring 2009 Majority Purchasers” shall mean the purchasers holding at least 51% of the aggregate principal amount of the Spring 2008 Notes issued under that certain Note Purchase Agreement, dated as of February 27, 2009, as amended, by and among the Borrowers and the purchasers thereunder.

“Spring 2009 Notes” shall have the meaning ascribed to it in Section 2.4.

“Subordination Agreement” shall have the meaning ascribed to it in Section 2.4.

“Subsidiary” shall have the meaning ascribed to it in the preliminary paragraph.

“Subsequent Closing(s)” shall have the meaning ascribed to it in Section 1.6.

“Subsequent Closing Date” shall have the meaning ascribed to it in Section 1.6.

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“SVB Subordination Agreement” shall have the meaning ascribed to it in Section 2.3.

“Termination and Lien Release Letter Agreement” shall mean the Termination and Lien Release Letter Agreement, of even date herewith, among the Borrowers, Phoenix Venture Fund LLC, as agent on behalf of the purchasers of the Fall 2008 Notes and the Spring 2009 Notes, and Philip Sassower and Susan Sassower, whereby Philip Sassower and Susan Sassower agree to, among other things, terminate the Letter of Credit Reimbursement, Compensation and Security Agreement, dated as of May 29, 2009 and release all liens and security interests granted to them by the Borrowers under such agreement.

“Warrant Exercise Price” shall mean the lower of (i) $0.10 per share, or (ii) the volume weighted average trading price of the Company’s Common Stock for the 5 trading days (which must be a date on which the Common Stock traded on the OTC Bulletin Board) immediately prior to the Initial Closing Date.

“Warrants” shall have the meaning ascribed to it in the recitals.

“Wistron Agreement” Turnkey Design and Manufacturing Agreement, dated July 1, 2003, by and between the Subsidiary and Wistron Corporation.

SECTION 10.         [RESERVED].

SECTION 11.         Miscellaneous.

11.1                           Survival of Representations and Warranties.  The representations and warranties of the Borrowers and Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Loan Documents.

11.2                           Successors and Assigns.  Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any the Notes and the Warrants).  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.3                           Governing Law.  This Agreement and the Loan Documents shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, excluding the application of any conflicts of laws principles which would require the application of the Laws of another state.  Each of the parties hereto hereby irrevocably consents to the (non-exclusive) jurisdiction of the courts of the State of New York and of any Federal court located therein in connection with any suit, action or other proceeding arising out of or relating to this Agreement or the Loan Documents and waives any objection to venue in the State of New York.

11.4                           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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11.5                           Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.6                           Notices.  All notices and other communications required or permitted hereunder shall be in writing.  Notices shall be delivered personally, via recognized overnight courier (such as Federal Express, UPS or Airborne Express) or via certified or registered mail.  Notices may be delivered via facsimile or e-mail, provided that by no later than two days thereafter such notice is confirmed in writing and sent via one of the methods described in the previous sentence.  Notices shall be addressed as follows:

(a)                                  if to an Initial Purchaser, to such Initial Purchaser’s address set forth on Schedule I hereto; or at such other address or facsimile number as such Initial Purchaser shall have furnished to the Parent in writing; or

(b)                                 if to an Additional Purchaser, to such Additional Purchaser’s address set forth on Schedule II hereto, or at such other address or facsimile number as such Additional Purchaser shall have furnished to the Parent in writing; or

(c)                                  if to the Agent, to SG Phoenix LLC, 110 East 59th Street, Suite 1901, New York, NY 10022, facsimile number (212) 319-4970, Attention: Philip S. Sassower, or at such other address or facsimile number as such Agent shall have furnished to the Parent in writing; or

(d)                                 if to the Borrowers, to Xplore Technologies Corp., 14000 Summit Drive, Suite 900, Austin, Texas 78728, facsimile number (512) 249-5630, Attention: Michael J. Rapisand, or at such other address or facsimile number as the Parent shall have furnished in writing to the Agent, acting on behalf of the Purchasers.

All notices shall be effective upon receipt.

11.7         Expenses  The Borrowers shall pay all reasonable legal fees and expenses incurred by Agent as representative of the Purchasers in connection with this Agreement and the transactions contemplated herein whether or not a Closing occurs.

11.8         Consents, Amendments and Waivers. Subject to Section 11.18 hereof, any term of this Agreement may be amended, and the observance of any term hereof may be waived (either generally or in a particular instance), only with the written consent of the Agent, acting on behalf of the Purchasers, and the Borrowers.  Any amendment or waiver effected in accordance with this Section 11.8 or Section 11.18 shall be binding upon each of the parties hereto.

11.9         Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the greatest extent possible to carry out the intentions of the parties hereto.

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11.10                     Entire Agreement.  Each party hereby acknowledges that no other party or any other person or entity has made any promises, warranties, understandings or representations whatsoever, express or implied, not contained in this Agreement and the Loan Documents and acknowledges that it has not executed this Agreement or the Loan Documents in reliance upon any such promises, representations, understandings or warranties not contained herein or therein and that this Agreement and the Loan Documents supersede all prior agreements and understandings between the parties with respect thereto.  There are no promises, covenants or undertakings other than those expressly set forth or provided for in this Agreement and the Loan Documents.

11.11                     Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such nonbreaching or nondefaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

11.12                     Facsimile and E-Mail Signatures.  Any signature page delivered by a fax machine or email shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto.  Any party who delivers such a signature page agrees to deliver promptly an original counterpart to each party to whom the faxed or emailed signature page was sent.

11.13                     Other Remedies.  In addition to those remedies specifically set forth herein and in the Loan Documents, if any, the Agent, on behalf of the Purchasers, may proceed to protect and enforce the rights of any party under this Agreement and the Loan Documents either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement or in the Loan Documents.  No right or remedy conferred upon or reserved under this Agreement or the Loan Documents is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy given under this Agreement and the Loan Documents or now and hereafter existing under applicable Law.

11.14                     Further Assurances.  At any time or from time to time after any Closing, the Borrowers, on the one hand, and the Purchasers, on the other hand, agree to cooperate with each other, and at the request of the other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby relating to the purchase contemplated herein and to otherwise carry out the intent of the parties hereunder.

11.15                     Exchanges; Lost, Stolen or Mutilated Notes and Warrants.  Upon surrender by any Purchaser to the Borrowers of any Note or Warrant, the Borrowers at their expense shall issue in exchange therefor, and deliver to such Purchaser, a replacement Note, or Warrant. Upon receipt of evidence satisfactory to the Borrowers of the loss, theft, destruction or mutilation of any Note or Warrant and in case of any such loss, theft or destruction, upon

28

delivery of an indemnity agreement, satisfactory to the Borrowers, or in case of any such mutilation, upon surrender and cancellation of such Note or Warrant, the Borrowers shall issue and deliver to such Purchaser a new Note or Warrant of like tenor, in lieu of such lost, stolen or mutilated Note or Warrant.

11.16                     Termination.  This Agreement may be terminated at any time prior to the Initial Closing by mutual agreement of the Borrowers and all Initial Purchasers set forth in writing; provided that Section 11.7 shall survive any such termination.

11.17                     Pro Rata.  Each Purchaser agrees that, for the benefit of the other Purchasers, any proceeds received by such Purchaser as a result of the exercise of rights and remedies under this Agreement will be divided, pro rata, among all Purchasers.

11.18                     Appointment and Authorization of SG Phoenix LLC as Agent.

(a)                                  Appointment.  Each Purchaser hereby irrevocably appoints and authorizes the Agent to (i) be its true and lawful attorney in its name and on its behalf to execute, deliver, amend, waive, terminate or otherwise modify any Loan Document, subject to Section 11.18(b), and exercise all rights and powers granted to the Purchasers, and/or the Agent, acting on behalf of the Purchasers, under this Agreement and the Loan Documents, together with such powers as are reasonably incidental thereto (including entering into any amendment, waiver or modification subject to Section 11.18(b)), and (ii) to hold, dispose, or otherwise deal with the Collateral (as defined in the Security Agreement) for its own benefit and the pro rata benefit of the Purchasers, subject to the terms and conditions of the obligations of the Agent as provided in this Agreement and in the Loan Documents.  Each Purchaser that is an individual and that executes this Agreement in the State of New York agrees to execute and deliver the appointment contained in Exhibit G hereto.

(b)                                 Exceptions to General Appointment.  Notwithstanding anything to the contrary contained herein, the Agent and the Borrowers shall not, without the prior written consent and approval of the Purchasers holding at least 51% of the aggregate principal amount of the Notes then outstanding (the “Majority Purchasers”), amend, modify, terminate or obtain a waiver of any provision of this Agreement, or any other Loan Document which will have the effect of (i) reducing the principal amount of any Notes or of any payment required to be made to the holders thereof, or modifying the terms of a payment or prepayment thereof or (ii) reducing the rate or extending the time for payment of principal or interest under any Notes or (iii) releasing any Collateral.

(c)                                  No Action.  The Agent shall be fully justified in failing or refusing to take any action under this Agreement, any other Loan Document or any other related document or any other document or instrument referred to or provided for herein or therein unless it shall first receive such advice or concurrence of the Majority Purchasers as it deems appropriate, or it shall first be indemnified to its satisfaction by the Purchasers against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.  The Agent shall in all cases be fully protected from the Purchasers in acting, or in refraining from acting, under this Agreement, any other Loan Document or any other related document or any other document or instrument referred to or provided for herein or therein in accordance with the

29

request of the Majority Purchasers, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Purchasers and all future holders of the Notes.

(d)                                 No Fiduciary Relationship, Limitation of Responsibility.  Notwithstanding any provision to the contrary elsewhere in this Agreement or any other Loan Document, the Agent shall not have any duties or responsibilities, except those expressly set forth herein or therein, or any fiduciary relationship with any Purchaser, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement, any other Loan Document or any other related document or otherwise exist against the Agent.  The Agent (which term shall include its affiliates and its own and its affiliates’ officers, directors, partners, shareholders, employees and agents) shall not be responsible to the Purchasers for (i) any statements, representations or warranties contained in this Agreement or any Loan Document or for the failure by a Borrower or any other party to perform its obligations hereunder or thereunder and shall not by reason of this Agreement or any other Loan Document be a trustee for any Purchaser, (ii) any action taken or omitted to be taken by it hereunder or under any other Loan Document or under any other document or instrument referred to or provided for herein or therein or in connection herewith or therewith, except for its own gross negligence or willful misconduct or (iii) any recitals, statements, representations or warranties made by a Borrower or any officer or official of a Borrower or any other party contained in this Agreement, any other Loan Document or any other related document, or in any certificate or other document or instrument referred to or provided for in, or received by any of them under, this Agreement, any Loan Document, or any other related document, or for the value, legality, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, any Loan Document, or any other related document or any other document or instrument referred to or provided for herein or therein, for the perfection or priority of any lien security for the Notes or for any failure by a Borrower to perform any of its obligations hereunder or thereunder.  The Agent shall not be under any obligation to any Purchaser to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement, any other Loan Document or any other related document or any other document or instrument referred to or provided for herein or therein, or to inspect the properties, books or records of the a Borrower.

(e)                                  Reliance.  As between the Purchasers and the Agent, the Agent shall be entitled to rely, and shall be fully protected in relying upon any promissory note, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper person(s), organization(s) or entity or entities and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrowers or any of them), independent accountants and other experts selected by the Agent.  The Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment or transfer thereof shall have been filed with the Agent.

(f)                                    Knowledge of Events of Default.  The Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default unless the Agent has received notice from a Purchaser or a Borrower referring to this Agreement, or a Loan Document, describing such Event of Default and stating that such notice is a “notice of default”.  In the event that the Agent receives such a notice, the Agent shall give notice thereof to the Purchasers.

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(g)                                 Acknowledgments, Representations and Warranties of Purchasers to Agent.  Each Purchaser expressly acknowledges that neither the Agent nor any of its officers, directors, partners, shareholders, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by the Agent hereafter taken, including any review of the affairs of the Borrowers or any affiliate of the Borrowers, shall be deemed to constitute any representation or warranty by the Agent to any Purchaser.  Each Purchaser represents to the Agent that it has, independently and without reliance upon the Agent or any other Purchaser, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrowers and their affiliates and made its own decision to purchase the Notes and Warrants hereunder and enter into this Agreement.  Each Purchaser also represents that it shall, independently and without reliance upon the Agent or any other Purchaser, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement or any other Loan Document or any other related document and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrowers and their affiliates.  Except for notices, reports and other documents expressly required to be furnished to the Purchasers by the Agent hereunder and under the Loan Documents, the Agent shall have no duty or responsibility to provide any Purchaser with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Borrowers or any affiliate of the Borrowers which may come into the possession of the Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

(h)                                 Purchasers Indemnification.  The Purchasers agree to indemnify the Agent in its capacity as such (to the extent not reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so), ratably in accordance with the aggregate principal amount of the Notes held by the Purchasers for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against the Agent in its capacity as such (including by any Purchaser) arising out of or by reason of any investigation in or in any way relating to or arising out of this Agreement or any other Loan Document provided, that no Purchaser shall be liable for any of the foregoing to the extent they arise from the gross negligence or willful misconduct of the party to be indemnified.  The agreements in this Section 11.18 shall survive the payment of the Notes and all other amounts payable hereunder.

(i)                                     Agent in its Individual Capacity, and not as Agent.  The Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrowers as though the Agent were not the Agent.  With respect to its Notes purchased hereunder the Agent shall have the same rights and powers under this Agreement, the Loan Documents and any related document as any Purchaser and may exercise the same as though it were not the Agent, and the terms “Purchaser” and “Purchasers” shall include the Agent in its individual capacity.

(j)                                     Agent’s Ability to Employ Agents and Attorneys-in-Fact.  The Agent may employ agents and attorneys-in-fact and shall not be responsible, except as to money or

31

securities received by it or its authorized agents, for the negligence or misconduct of any such agents or attorneys-in-fact selected and monitored by it with reasonable care.

(k)                                  Resignation of Agent.  The Agent may resign as Agent upon 30 days’ written notice to the Purchasers and the Borrowers.  If the Agent shall resign as Agent under this Agreement and the Loan Documents, then the Majority Purchasers shall appoint from among the Purchasers or their affiliates a successor agent for the Purchasers, which successor agent shall (unless an Event of Default shall have occurred and be continuing) be approved by the Borrowers (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Agent, and the term “Agent” shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Agent shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement, the Loan Document or any holders of the Notes.  If no successor agent has accepted appointment as Agent by the date that is 30 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Purchasers (taking actions by approval of the Majority Purchasers) shall assume and perform all of the duties of the Agent hereunder until such time, if any, as the Purchasers appoint a successor agent as provided for above.  After any retiring Agent’s resignation as Agent, the provisions of this Section 11.18 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the Loan Documents.

(l)                                     Borrower’s Ability to Rely on Agent’s Authority. The Borrowers shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by Agent pursuant to this Agreement or the Loan Documents, and the Borrowers shall generally be entitled to deal with Agent with respect to matters under this Agreement or the Loan Documents which Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of Agent to act on behalf of the Purchasers and without any liability whatsoever to the Purchasers for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by Agent, notwithstanding any lack of authority of Agent to provide the same.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

The Borrowers:

XPLORE TECHNOLOGIES CORP.

By:	/s/ Michael J. Rapisand
	Name:	Michael J. Rapisand
	Title:	Chief Financial Officer and Secretary

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

By:	/s/ Michael J. Rapisand
	Name:	Michael J. Rapisand
	Title:	Chief Financial Officer and Secretary

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$1,000,000.00	By:	/s/ Philip Sassower
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	JAG MULTI INVESTMENTS, LLC

$300,000.00	By:	/s/ Alexander M. Goren
		Name:	Alexander M. Goren
		Title:	Managing Member

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$175,000.00	By:	/s/ Leonard Pearlman
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	DOLPHIN TRUST

$150,000.00	By:	/s/ Mitch Bredefeld
		Name:	Mitch Bredefeld
		Title:	Trustee

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	SUNSHINE TRUST

$150,000.00	By:	/s/ Mitch Bredefeld
		Name:	Mitch Bredefeld
		Title:	Trustee

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$120,000.00	By:	/s/ Jason Rabin
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	DARYL LEE SCOTT LLC

$100,000.00	By:	/s/ Jonathan Tick
		Name:	Jonathan Tick
		Title:	Partner

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$100,000.00	By:	/s/ James O’Donnell
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$100,000.00	By:	/s/ Keith Guenther
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	RAVICH REVOCABLE TRUST OF 1989

$100,000.00	By:	/s/ Jess Ravich
		Name:	Jess Ravich
		Title:	Trustee

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	RIVERSIDE MFG., LLC

$100,000.00	By:	/s/ Fred J. Merritt
		Name:	Fred J. Merritt
		Title:	President

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$100,000.00	By:	/s/ Ian Scott
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$60,000.00	By:	/s/ Michael H. Spector
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$50,000.00	By:	/s/ Michael Engmann
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$50,000.00	By:	/s/ Fred Halpern
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$50,000.00	By:	/s/ Joshua Halpern
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	LEGEND MERCHANT GROUP

$50,000.00	By:	/s/ Legend Merchant Group
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$50,000.00	By:	/s/ Andre Marcus
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	MIKMIK LLC

$50,000.00	By:	/s/ Micaela Goren
		Name:	Micaela Goren
		Title:	Managing Member

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$50,000.00	By:	/s/ Martin Rosenman
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$50,000.00	By:	/s/ Jonathan Tick
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	682501 ALBERTA LTD

$25,000.00	By:	/s/ Jeff Green
		Name:	Jeff Green
		Title:	President

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	Andax LLC

$25,000.00	By:	/s/ Andrea Goren
		Name:	Andrea Goren
		Title:	Managing Member

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$25,000.00	By:	/s/ Howard Blitman
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$25,000.00	By:	/s/ Joshua Cammaker
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$25,000.00	By:	/s/ Victor Levinson
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$25,000.00	By:	/s/ Bernard Shavitz
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:	CHARGE CARD SYSTEMS INC.
DEFINED BENEFIT PLAN

$10,000.00	By:	/s/
Name:
		Title:	Administrator

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$10,000.00	By:	/s/ Bernard Levenberg
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$10,000.00	By:	/s/ Mitchell Sassower
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$7,500.00	By:	/s/ Keith Gutstein
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$7,500.00	By:	/s/ Barton Schwartz
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$5,000.00	By:	/s/ Ivan Dolowich
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$5,000.00	By:	/s/ Sean Kelly
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$5,000.00	By:	/s/ Andrew Richards
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$25,000.00	By:	/s/ Aron Schnell
Name:
Title:

Signature Page to Note Purchase Agreement

The Initial Purchasers:

Dollar Amount of Initial Closing Notes and Warrants to be Purchased:

$20,000.00	By:	/s/ Henry G. Elkins
	By:	/s/ Nancy P. Elkins
Name:
Title:

Signature Page to Note Purchase Agreement

The Additional Purchasers:

Dollar Amount of Additional Notes and Warrants to be Purchased:

$	By:
Name:
Title:

Signature Page to Note Purchase Agreement

Schedule I

NAME AND ADDRESS OF INITIAL PURCHASERS	INITIAL CLOSING NOTE PURCHASE PRICE	NUMBER OF INITIAL CLOSING WARRANT SHARES
Philip S. Sassower	$1,000,000.00	10,000,000
110 East 59th Street, Suite 1901 New York, NY 10022	($170,000.00 of which is paid by surrender of a Demand Notice)

JAG Multi Investments, LLC	$300,000.00	3,000,000
1211 Avenue of the Americas Suite 3300 New York, NY 10036	(all which is paid by surrender of a Demand Notice)

Leonard Pearlman 112 West 56th Street, Suite 20S New York, NY 10019	$175,000.00	1,750,000

Dolphin Trust c/o Raia, Bredefeld & Associates P.C. 163 Washington Valley Road, Suite 103 Warren, NJ 07059 Attn. Mitch Bredefeld	$150,000.00	1,500,000

Sunshine Trust c/o Raia, Bredefeld & Associates P.C. 163 Washington Valley Road. Suite 103 Warren, NJ 07059 Attn. Mitch Bredefeld	$150,000.00	1,500,000

Jason Rabin 23 East 74th Street Penthouse Apartment New York, NY 10021	$120,000.00	1,200,000

Daryl Lee Scott LLC Tick & Co. One Hollow Lane Lake Success, NY 11042-1215	$100,000.00	1,000,000

James O’Donnell 845 United Nations Plaza New York, NY 10017	$100,000.00	1,000,000

Keith Guenther 27562 San Blas Mission Viejo, CA 92692	$100,000.00	1,000,000

NAME AND ADDRESS OF INITIAL PURCHASERS	INITIAL CLOSING NOTE PURCHASE PRICE	NUMBER OF INITIAL CLOSING WARRANT SHARES
Ravich Revocable Trust of 1989 11766 Wilshire Blvd., Suite 870, Los Angeles, CA 90025	$100,000.00	1,000,000

Riverside Mfg LLC 14510 Lima Road Ft. Wayne, IN 46818	$100,000.00	1,000,000

Ian Scott The Court House Ryme Intrinseca, Sherborne Dorset DT9 6JX, England	$100,000.00	1,000,000

Michael H. Spector 73 Bacon Road Old Westbury, NY 11568	$60,000.00	600,000

Michael Engmann Engmann Options 220 Bush Street, Suite 660 San Francisco, CA 94104	$50,000.00	500,000

Fred Halpern 300 St. Andrews Drive Schereville, IN 46375	$50,000.00	500,000

Joshua Halpern 1258 Wildflower Way Schererville, IN 46375	$50,000.00	500,000

Legend Merchant Group 30 Broad Street, 38th Floor New York, NY 10004-2946	$50,000.00	500,000

Andre Marcus Prokopova 10, 130 00 Prague 3, Czech Republic	$50,000.00	500,000

MikMik LLC c/o Mattia Monti 1040 Park Avenue, Apt. 10J New York, NY 10028	$50,000.00	500,000

Martin Rosenman 3 Chestnut Drive Great Neck, NY 11021	$50,000.00	500,000

Signature Page to Note Purchase Agreement

NAME AND ADDRESS OF INITIAL PURCHASERS	INITIAL CLOSING NOTE PURCHASE PRICE	NUMBER OF INITIAL CLOSING WARRANT SHARES
Jonathan Tick Tick & Co. One Hollow Lane Lake Success, NY 11042-1215	$50,000.00	500,000

682501 Alberta Ltd c/o Jeff Green Jovian Capital 26 Wellington Street East, Suite 920 Toronto, Ontario M5E 1S2 Canada	$25,000.00	250,000

Andax LLC 131 Riverside Drive, Apt. 10C New York, NY 10024	$25,000.00	250,000

Howard Blitman 118 North Bedford Road, Suite 102 Mount Kisco, NY 10549	$25,000.00	250,000

Joshua Cammaker 750 Park Avenue, Apt. 12C New York, NY 10021	$25,000.00	250,000

Victor Levinson 565 Park Avenue New York, NY 10065	$25,000.00	250,000

Bernard Shavitz 7777 Afton Villa Ct. Boca Raton, FL 33433	$25,000.00	250,000

Charge Card Systems Inc. Defined Benefit Plan 1515 South Federal Highway Boca Raton, FL 33432 Attn. Bernard Shavitz	$10,000.00	100,000

Bernard Levenberg 8431 E. Del Camino Drive Scottsdale, AZ 85258	$10,000.00	100,000

Mitchell Sassower 110-11 Queens Boulevard, 29C Forest Hills, NY 11375	$10,000.00	100,000

Signature Page to Note Purchase Agreement

NAME AND ADDRESS OF INITIAL PURCHASERS	INITIAL CLOSING NOTE PURCHASE PRICE	NUMBER OF INITIAL CLOSING WARRANT SHARES
Keith Gutstein 275 Willard Drive Hewlett, NY 11557	$7,500.00	75,000

Barton Schwartz 950 Carol Avenue Woodmere, NY 11598	$7,500.00	75,000

Ivan Dolowich 35 Moss Lane Jericho, NY 11753	$5,000.00	50,000

Sean Kelly 6 Pondside Ct. Mt. Sinai, NY 11766	$5,000.00	50,000

Andrew Richards, Esq. “Personal and Confidential” Kaufman Dolowich Voluck & Gonzo, LLP 135 Crossways Park Drive, Suite 201 Woodbury, NY 11797	$5,000.00	50,000

Aron Schnell 121 Harold Road Woodmere, NY 11598	$25,000.00	250,000

Henry G. and Nancy Elkins 750 Weaver Dairy Road Apt 199 Chapel Hill, NC 27514-1466	$20,000.00	200,000

Total	$3,210,000.00	32,100,000

Signature Page to Note Purchase Agreement

Schedule II

NAME AND ADDRESS OF ADDITIONAL PURCHASERS	ADDITIONAL NOTE PURCHASE PRICE	NUMBER OF ADDITIONAL CLOSING WARRANT SHARES

Total

EXHIBIT A

FORM OF NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND SUCH NOTE MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER AND SUCH APPLICABLE STATE SECURITIES LAWS.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE TO THE INDEBTEDNESS (INCLUDING INTEREST) OF THE BORROWERS REPRESENTED BY THAT CERTAIN AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT DATED AS OF SEPTEMBER 11, 2009 (THE “A&R LOAN AGREEMENT”), BY AND AMONG THE SUBSIDIARY AND THE SENIOR LENDER, AS SUCH A&R LOAN AGREEMENT MAY BE AMENDED, SUPPLEMENTED, RESTATED OR OTHERWISE MODIFIED FROM TIME TO TIME OR ANY REFINANCINGS THEREOF.

SENIOR SECURED SUBORDINATED PROMISSORY NOTE

$	, 2009

FOR VALUE RECEIVED, the undersigned, Xplore Technologies Corp., a Delaware corporation, (the “Parent”) and Xplore Technologies Corporation of America, a Delaware corporation and a wholly-owned subsidiary of the Parent (the “Subsidiary” and collectively with the Parent, the “Borrowers”), promise to pay to                    (the “Holder”), the principal sum of                                  DOLLARS ($                ) with interest on the unpaid balance from the date hereof, at the rate of 10% per annum on the unpaid principal amount, in lawful money of the United States of America or as otherwise provided in Section 3 hereof, at                                                                           , or at such other place as the Holder may designate in writing. This Note is one of the senior secured subordinated promissory notes (collectively, the “Notes”) referred to in, and purchased pursuant to, the Note Purchase Agreement dated November 5, 2009, as amended from time to time, among the Borrowers and the Purchasers named therein (the “Note Purchase Agreement”) and evidences a borrowing from the Holder by the Borrowers under the Note Purchase Agreement.  The obligations of the Borrowers under this Note are secured as provided in the Note Purchase Agreement and the Loan Documents.

SECTION 1.                                Maturity Date.  The principal of this Note, together will all unpaid interest and any other fees or expenses otherwise due and owed to the Holder under the Note Purchase Agreement, shall be due and payable on December 31, 2011 (the “Maturity Date”). The Borrowers may prepay the Note in whole or in part, at any time prior to the Maturity Date, without penalty.

SECTION 2.                                Pro-Rata Payment.  If the Borrowers are not able to pay to the holders of the Notes the full amounts due at any time when payments under the Notes become due and payable by the Borrowers, either on the Maturity Date or upon the occurrence of an Event of Default, or upon prepayment at the option of the Borrowers, the holders of the Notes shall share ratably in any distribution of the Borrowers pro rata in proportion to the respective principal amounts of each such holder’s Notes and senior to the holders of the Fall 2008 Notes (as defined in the Note Purchase Agreement) and the Spring 2009 Notes (as defined in the Note Purchase Agreement).

SECTION 3.                                Payment of Interest.

(a)                                  Interest on the unpaid principal amount of this Note shall be due and payable quarterly on March 31, June 30, September 30 and December 31 of each calendar year the Note is outstanding commencing on December 31, 2009 and ending with a final quarterly interest payment on the Maturity Date in cash or, at the option of the Parent, in shares of the Parent’s Common Stock at 75% of the then current market price of such Common Stock on the interest payment date. For purposes hereof, the term then current market price means the volume weighted average trading price, as traded on the OTC Bulletin Board or such other securities exchange or quotation system which on the date of determination constitutes the principal securities market for the shares of the Parent’s Common Stock, for the five (5) trading days prior to the applicable interest payment date.

(b)                                 All computations of interest payable hereunder shall be made on the basis of the actual number of days in the period for which such interest is payable and a year of 365 or 366 days, as applicable.

(c)                                  Notwithstanding any other provision of this Note, to the extent permitted by applicable law, interest shall be due and payable on any overdue installment of principal or interest on this Note (including amounts due and unpaid upon any acceleration of this Note) at a rate equal to the lesser of (i) fourteen percent (14%) and (ii) the maximum rate permitted by applicable law (the “Maximum Rate”).

SECTION 4.                                Event of Default; Remedies.  Upon the occurrence and during the continuance of an Event of Default, this Note may be accelerated in the manner described in the Note Purchase Agreement and the Holder and the Agent shall have all of the rights and remedies provided in the Note Purchase Agreement and the Loan Documents.

SECTION 5.                                Waiver of Certain Rights.  Subject to any applicable notice periods, all parties to this Note, including Borrowers and any sureties, endorsers, or guarantors, hereby waive protest, presentment, notice of dishonor, and notice of acceleration of maturity and agree to continue to remain bound for the payment of principal, interest and all other sums due under this Note notwithstanding any change

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or changes by way of release, surrender, exchange, modification or substitution of any security for this Note or by way of any extension or extensions of time for the payment of principal and interest; and all such parties waive all and every kind of notice of such change or changes and agree that the same may be without notice or consent of any of them.

SECTION 6.                                Enforcement.  The Holder may enforce this Note as described in the Note Purchase Agreement.

SECTION 7.                                Subordination.  Repayment of this Note shall be subordinated to the extent and in the manner set forth in any subordination agreement between the Borrowers, the Agent on behalf of all the holders of the Notes and any Senior Lender of the Borrowers.

SECTION 8.                                Security.                         This Note is entitled to the benefits, granted to the Agent on behalf of the Purchasers, set forth in the Security Agreement.

SECTION 9.                                Priority.  The indebtedness under this Note shall rank senior to the indebtedness under the Fall 2008 Notes and the Spring 2009 Notes.

SECTION 10.                          Definitions.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Note Purchase Agreement.

SECTION 11.                          Miscellaneous.  The following general provisions apply: (a)  This Note, and the obligations and rights of the Borrowers and the Holder hereunder, shall be binding upon and inure to the benefit of the Borrowers, the Holder, and their respective heirs, personal representatives, successors and assigns.

(b)                                 All notices, requests, consents and demands hereunder shall be made in writing in the manner described in the Note Purchase Agreement.

(c)                                  Whenever possible, each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Note will be reformed, construed and enforced in such jurisdiction to the greatest extent possible to carry out the intentions of the parties hereto.

(d)                                 This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York.  Each of the parties hereto hereby irrevocably consents to the (non-exclusive) jurisdiction of the courts of the State of New York and of any Federal court located therein in connection with any suit, action or other proceeding arising out of or relating to this Note and waives any objection to venue in the State of New York.

(e)                                  Recourse under this Note shall be solely as provided in the Note Purchase Agreement and the Loan Documents and in no event to the officers, directors or shareholders of the Borrowers.

(f)                                    No provision in this Note, or in any instrument or any other document evidencing the obligations hereunder, executed by the Borrowers or any guarantor, endorser or other party now or hereafter becoming liable for payment of this

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Note, shall require the payment or permit the collection of interest in excess of the Maximum Rate.  If any excess of interest in such respect is provided for herein or in any such instrument, or other document, the provisions of this paragraph shall govern, and neither of the Borrowers nor any guarantor, endorser or other party shall be obligated to pay the amount of such interest to the extent that it is in excess of the Maximum Rate.  The intention of the Borrowers and the Holder being to conform strictly to any applicable federal or state usury laws now in force, all promissory notes, instruments and other documents executed by the Borrowers or any guarantor, endorser or other party evidencing the obligations under this Note shall be held subject to reduction to the amount allowed under said usury laws as now or hereafter construed by the courts having jurisdiction.

(g)                                 Reference is hereby made to Section 11.18 of the Note Purchase Agreement that authorizes the Agent and/or the holders of the Notes holding at least 51% of the aggregate principal amount of the Notes then outstanding to take action on behalf of all the holders of the Notes.

Signature on the following page

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IN WITNESS WHEREOF, each Borrower has caused this instrument to be executed in its corporate name by a duly authorized officer, by order of its Board of Directors as of the day and year first above written.

XPLORE TECHNOLOGIES CORP.

By:
Michael J. Rapisand
Chief Financial Officer

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

By:
Michael J. Rapisand
Chief Financial Officer

EXHIBIT B

FORM OF WARRANT

83

THIS SECURITY AND THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED UPON THE EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION AND REGISTRATION UNDER APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER AND SUCH APPLICABLE STATE SECURITIES LAWS.

WARRANT TO PURCHASE
SHARES OF

COMMON STOCK OF
XPLORE TECHNOLOGIES CORP.

No.: W -	Number of Warrant Shares:

Date of Issuance: , 2009

FOR VALUE RECEIVED, subject to the provisions hereinafter set forth, the undersigned, Xplore Technologies Corp., a corporation incorporated under the laws of the State of Delaware (together with its successors and assigns, the “Issuer”), hereby certifies that                      or [his/her/its] registered assigns is entitled to subscribe for and purchase, during the period specified in this Warrant, up to                    shares of Common Stock of the duly authorized, validly issued, fully paid and nonassessable shares of Common Stock of the Issuer, at an exercise price per share equal to the Warrant Price then in effect, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

This Warrant is issued pursuant to the terms of a Note Purchase Agreement dated November 5, 2009, among the Issuer, Xplore Technologies Corporation of America, a Delaware corporation and wholly-owned subsidiary of the Issuer, and the purchasers listed on Schedule I and Schedule II thereto (the “Note Purchase Agreement”).

Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 8 hereof.

1.                                       Expiration Date. This Warrant shall expire at 5:00 p.m. (Austin, Texas time) on January 15, 2013 (the “Expiration Date”).  On the Expiration Date, all rights of the Holder to purchase Common Stock pursuant to this Warrant shall immediately terminate.

2.                                       Method of Exercise; Issuance of New Warrant; Transfer and Exchange.

(a)                                  Time of Exercise.  The purchase rights represented by this Warrant may be exercised by the Holder, in whole or in part, at any time beginning on January 15, 2010 and ending on the Expiration Date.

2

(b)                                 Method of Exercise.  The Holder hereof may exercise this Warrant, in whole or in part, by the surrender of this Warrant, with the exercise form in the form attached hereto as Exhibit A, duly executed, at the principal office of the Issuer, and by the payment to the Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of Warrant Shares with respect to which this Warrant is then being exercised. Payment may be made by (i) certified check payable to the Issuer’s order or (ii) wire transfer of funds to the Issuer.

(c)                                  Net Issue Election.  The Holder may elect to receive, without the payment by the Holder of any additional consideration, shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant or such portion, together with a duly executed notice of exercise in the form attached hereto as Exhibit B, at the principal office of the Issuer.  Thereupon, the Issuer shall issue to the Holder such number of shares of Common Stock as is computed using the following formula:

X = Y (A-B)

A

Where

X =                           the number of shares of Common Stock to be issued to the Holder pursuant to this Section 2(c).

Y =                            the number of shares of Common Stock covered by this Warrant in respect of which the net issue election is made pursuant to this Section 2(c).

A =                          the Per Share Market Value of one share of Common Stock on the date immediately prior to the date the net issue election is made pursuant to this Section 2(c).

B =                            the Warrant Price in effect under this Warrant at the time the net issue election is made pursuant to this Section 2(c).

(d)                                 Issuance of Common Stock Certificates.  In the event of any exercise of the rights represented by this Warrant in accordance with and subject to the terms and conditions hereof, (i) certificates for the Warrant Shares so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding ten (10) Trading Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the Holder of the Warrant Shares so purchased as of the date of such exercise, and (ii) unless this Warrant has expired, a new Warrant representing the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereof at the Issuer’s expense within such time.

(e)                                  Transferability of Warrant.  Subject to Section 2(f), this Warrant may be transferred by a Holder without the consent of the Issuer, subject to applicable law and the right of the Issuer to require that the transferee be an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act. If transferred pursuant to this paragraph and subject to the provisions of subsection (f) of this Section 2, this Warrant may be transferred on the books of the

3

Issuer by the Holder hereof, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed by the Holder executing an assignment in the form attached hereto. This Warrant is exchangeable at the principal office of the Issuer for Warrants for the purchase of the same aggregate number of Warrant Shares.

(f)                                    Compliance with Securities Laws.

(i)                                     The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant is being acquired by the Holder as principal and solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell, pledge or otherwise dispose of this Warrant except pursuant to an effective registration statement under the Securities Act, or an opinion of counsel in a form reasonably satisfactory to the Issuer that such registration is not required under the Securities Act, and in accordance with the rules and regulations of all applicable securities laws.

(ii)                                  The Holder acknowledges and agrees that it will comply with all applicable stock exchange or quotation system rules and any applicable securities legislation, orders, rules or policy statements concerning the purchase of Warrant Shares. All certificates representing Warrant Shares issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE CORPORATION THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS.

3.                                       Shares Fully Paid; Covenants; Loss of Warrants.

(a)                                  Shares Fully Paid.  The Issuer represents, warrants, covenants and agrees that all Warrant Shares which may be issued upon the exercise of this Warrant in accordance with the terms hereof will, at the time of issuance, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by Issuer.  The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the Issuer will at all times have authorized and reserved for the purpose of the issue upon exercise of this Warrant a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.

(b)                                 Covenants.  The Issuer shall not by any action including, without limitation, amending the Articles of the Issuer, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may

4

be reasonably necessary or appropriate to protect the rights of the Holder hereof against dilution (but only to the extent specifically provided in Section 4 hereof) or impairment. Without limiting the generality of the foregoing, the Issuer will (i) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than such restrictions as are expressly set forth herein and subject to applicable securities laws) upon the exercise of this Warrant; and (ii) use its reasonable best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.

(c)                                  Loss, Theft, Destruction of Warrants.  Upon receipt of evidence reasonably satisfactory to the Issuer of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same number of shares of Common Stock.

4.                                       Adjustment of Warrant Price.  The Warrant Price and kind of Securities purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a)                                  Recapitalization; Reorganization; Reclassification; Consolidation; Merger or Sale.

(i)                                     In case the Issuer at any time prior to the Expiration Date shall do any of the following (each, a “Triggering Event”):  (A) consolidate with or merge into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, or (B) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger, any Capital Stock of the Issuer shall be changed into or exchanged for Securities of any other Person or cash or any other property, or (C) transfer, sell or otherwise dispose all or substantially all of its properties or assets to any other Person, then, and in the case of each such Triggering Event, proper provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled, upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive, and shall accept, at the Warrant Price in effect at the time immediately prior to the consummation of such Triggering Event in lieu of the shares of Common Stock issuable upon such exercise of this Warrant prior to such Triggering Event, the Securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto, subject to adjustments and increases (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for in this Section 4.

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(ii)                                  Notwithstanding anything contained in this Warrant to the contrary, the Issuer will not, at any time prior to the Expiration Date, effect any Triggering Event (other than a merger involving the Issuer and one or more of its wholly-owned subsidiaries), unless, prior to the consummation thereof, each Person (other than the Issuer) which as a result of such Triggering Event may be required to deliver any Securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder, (A) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant) and (B) the obligation to deliver to such Holder such Securities, cash or property as in accordance with the foregoing provisions of this subsection (a).

(b)                                 Subdivision or Consolidation of Common Stock.  If the Issuer, at any time prior to the Expiration Date, shall subdivide or consolidate the outstanding shares of Common Stock (A) in case of subdivision of shares, the Warrant Price shall be proportionately reduced (as at the effective date of such subdivision) to reflect the increase in the total number of shares of Common Stock outstanding as a result of such subdivision, or (B) in the case of a consolidation of the outstanding shares of Common Stock, the Warrant Price shall be proportionately increased (as at the effective date of such consolidation) to reflect the reduction in the total number of shares of Common Stock outstanding as a result of such consolidation.

(c)                                  Certain Dividends and Distributions.  If the Issuer, at any time prior to the Expiration Date, shall:

(i)                                     Stock Dividends.  Pay a stock dividend to, or make any other distribution to, its holders of Common Stock, the Warrant Price shall be adjusted, as at the date of such payment or other distribution, to that price determined by multiplying the Warrant Price in effect immediately prior to such payment or other distribution, by a fraction (1) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (2) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution (plus in the event that the Issuer paid cash for fractional shares, the number of additional shares which would have been outstanding had the Issuer issued fractional shares in connection with said dividends); or

(ii)                                  Other Dividends.  Pay a cash dividend on, or make any distribution of its assets upon or with respect to (including, but not limited to, a distribution of its property as a dividend in liquidation or partial liquidation or by way of return of capital), the Common Stock (other than as described in clause (i) of this subsection (c)), then on the record date for such payment or distribution, this Warrant shall represent a right to acquire upon exercise, in addition to the number of Warrant Shares under this Warrant, and without payment of any additional consideration therefor, the amount of such dividend or additional stock or other Securities or property of the Issuer to which such Holder would have been entitled upon such date if such Holder had exercised this Warrant immediately prior thereto.

(d)         Adjustment of Warrant Price Upon Issuance of Additional Common Stock. If the Issuer, at any time prior to the Expiration Date, shall issue Additional Common Stock at a

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price per share, or with an exercise price or conversion price (as the case may be), lower than the Warrant Price in effect at such time, then the Warrant Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

WP2 = (WP1 * (A + B)) / (A + C)

For purposes of the foregoing formula, the following definitions shall apply:

(A)                              “WP2” shall mean the Warrant Price in effect immediately after such issue of Additional Common Stock;

(B)                                “WP1” shall mean the Warrant Price in effect immediately prior to such issue of Additional Common Stock;

(C)                                “A” shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon conversion or exchange of all Convertible Securities outstanding immediately prior to such issue);

(D)                               “B” shall mean the number of shares of Common Stock that would have been issued if such Additional Common Stock had been issued at a price per share equal to WP1; and

(E)                                 “C” shall mean the number of such Additional Common Stock issued in such transaction.

(e)                                  Outstanding Common Stock. With respect to the making of adjustments in the Warrant Price, the number of shares of Common Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Issuer or any of its Subsidiaries.

(f)                                    Other Action Affecting the Common Stock. In case the Issuer at any time prior to the Expiration Date shall take any action affecting its shares of Common Stock, other than an action described in any of the foregoing subsections (a) through (d) of this Section 4, inclusive, and the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principle of this Section 4, then, the Warrant Price shall be adjusted in such manner and at such time as the Board may in good faith determine to be equitable in the circumstances.

(g)                                 Form of Warrant after Adjustments.  The form of this Warrant need not be changed because of any adjustments in the Warrant Price or the number and kind of Securities purchasable upon the exercise of this Warrant.

5.                                       Notice of Adjustments.  Whenever the Warrant Price shall be adjusted pursuant to Section 4 hereof (for purposes of this Section 5, an “adjustment”), the Issuer shall deliver notice to the Holder of such adjustment and shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the

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amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), the calculations made in connection therewith and the Warrant Price after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment. Any failure of the Chief Financial Officer to deliver such certificate shall not prejudice the rights of the Holder in connection with the applicable adjustment. Any dispute between the Issuer and the Holder with respect to the matters set forth in such certificate shall be determined by the Issuer’s independent outside auditors or, if they are unable to act, by such firm of independent chartered accountants as may be selected by the Board, and any such determination shall be conclusive and binding on the Issuer, the Holder and the transfer agent for the Common Stock. The firm selected by the Issuer as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Issuer and such Holder within thirty days after submission to it of such dispute.  The fees and expenses of such accounting firm shall be borne equally by such Holder and the Issuer.

6.                                       Fractional Shares.  No fractional Warrant Shares will be issued in connection with any exercise hereof, but in lieu of such fractional shares, the Issuer shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Per Share Market Value then in effect.

7.                                       Rules Regarding Calculation of Adjustment of Warrant Price.

(a)                                  No adjustment in the Warrant Price will be required unless such adjustment would result in a change of at least 1% in the prevailing Warrant Price; provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

(b)                                 If the Issuer sets a record date to determine the holders of Common Stock for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Warrant Price shall be made.

8.                                       Definitions.  For the purposes of this Warrant, the following terms have the following meanings:

“Additional Common Stock” means all shares of Common Stock and Convertible Securities issued by the Issuer prior to the Expiration Date, except (i) the Warrant Shares, (ii) Common Stock or Convertible Securities issued in connection with a bona fide business acquisition of or by the Issuer, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; (iii) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to financial institutions, other financing sources, or lessors, vendors, suppliers and other third party service providers in connection with commercial credit arrangements, equipment financings, supply and materials purchases, third party service procurement or similar transactions as approved by the Board; (iv)

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Common Stock issued pursuant to the exercise of options and warrants outstanding on the date of issuance of this Warrant; (v) Common Stock issued in a bona fide firm commitment underwritten public offering, (vi) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to joint venture or strategic partners pursuant to agreements authorized by the Board, (vii) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to employees, consultants, officers or directors of the Issuer pursuant to compensatory stock purchase or stock option plans, agreements or arrangements approved by the Board, (viii) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to underwriters, brokers, dealers, finders or others in connection with fundraising (debt or equity) activities, (ix) Common Stock issued upon conversion or exercise of Convertible Securities outstanding on the date of issuance of this Warrant, (x) Common Stock issued as dividends on any series of the Issuer’s preferred stock or debt, whether existing now or in the future, and (xi) Common Stock issued in connection with a stock dividend or distribution covered by Section 4(c)(i) or (ii).

“Articles of the Issuer” means the Certificate of Incorporation and by-laws of the Issuer as in effect on the date of issuance of this Warrant, and as hereafter from time to time amended, modified, supplemented or restated in accordance with the terms hereof and thereof and pursuant to applicable law.

“Board” shall mean the Board of Directors of the Issuer.

“Business Day” means any day other than Saturday, Sunday or a day on which chartered banks are closed for business in New York, New York.

“Capital Stock” means (i) any and all shares, interests, participations or other equivalents of or interests in (however designated) corporate stock, including, without limitation, shares of preferred stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership,  (iii) all membership interests or limited liability company interests in any limited liability company, and (iv) all equity or ownership interests in any Person of any other type.

“Common Stock” means the shares of Common Stock, par value $0.001 per share, of the Issuer and any other shares of Capital Stock into which such stock may hereafter be changed.

“Convertible Securities” means evidences of indebtedness, Capital Stock or other Securities which are or may be at any time convertible into or exchangeable or exercisable for shares of Common Stock.  The term “Convertible Security” means one of the Convertible Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar Federal statute then in effect.

“Expiration Date” has the meaning specified in Section 1 hereof.

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“Governmental Authority” means any governmental, regulatory or self-regulatory entity, department, body, official, authority, commission, board, agency or instrumentality, whether Federal, state, provincial or local, and whether domestic or foreign.

“Holder” mean the Person who shall from time to time own this Warrant.

“Issuer” means Xplore Technologies Corp., and its successors.

“Person” means an individual, corporation, limited liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental Authority or other entity of whatever nature.

“Per Share Market Value” means on any particular date the average of the closing bid and ask prices on a national securities exchange or quotation system which on the date of determination constitutes the principal trading market for the shares of Common Stock.

“Securities” means any debt or equity securities of the Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to subscribe for, purchase or acquire any Security.

“Securities Act” means the Securities Act of 1933, as amended, or any similar Federal statute then in effect.

“Security” means one of the Securities.

“Subsidiary” means any corporation a majority of whose outstanding Voting Stock shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.

“Trading Day” means a day on which the Common Stock is traded on a national securities exchange or quotation system which on the date of determination constitutes the principal trading market for the shares of Common Stock.

“Triggering Event” has the meaning specified in Section 4(a)(i) hereof.

“Voting Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board of Directors (or other governing body) of such corporation, other than Capital Stock having such power only by reason of the happening of a contingency.

“Warrant Price” means $           per share, subject to adjustment pursuant hereto.

“Warrant Shares” means shares of Common Stock issuable upon exercise of this Warrant or any portion thereof, as the case may be, issued pursuant to the terms hereof, or

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otherwise issuable pursuant to any other warrants of like tenor issued pursuant to the provisions of hereof.

9.                                       Other Notices.  In case at any time:

(A)                              the Issuer shall make any distributions to the holders of Common Stock; or

(B)                                the Issuer shall authorize the granting to all holders of its Common Stock of rights to subscribe for or purchase any shares of Common Stock of any class or of any Convertible Securities or other rights; or

(C)                                there shall be any reclassification of the Capital Stock of the Issuer; or

(D)                               there shall be any (i) consolidation or merger involving the Issuer or (ii) sale, transfer or other disposition of all or substantially all of the Issuer’s property, assets or business (except a merger or other reorganization in which the Issuer shall be the surviving corporation and its Common Stock shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned Subsidiary); or

(E)                                 there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer or any partial liquidation of the Issuer or distribution to holders of Common Stock;

then, in each of such cases, the Issuer shall give written notice to the Holder of the date on which (i) the books of the Issuer shall close or a record shall be taken for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place.  Such notice also shall specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their certificates for Common Stock, for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be.  Such notice shall be given at least twenty days prior to the action in question and not less than twenty days prior to the record date or the date on which the Issuer’s transfer books are closed in respect thereto.

10.                                 Amendment and Waiver.  Any term, covenant, agreement or condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Holder.  Notwithstanding the foregoing, reference is hereby made to Section 11.18 of the Note Purchase Agreement that authorizes the Agent (as defined in the Note Purchase Agreement) and/or holders of the Notes (as defined in the Note Purchase Agreement) holding at least 51% of the aggregate principal amount of the Notes then outstanding to take action on behalf of all the holders of the Notes to amend, modify or obtain a waiver of any provision of this Warrant.

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11.                                 Governing Law.  THIS WARRANT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARDS TO ITS CONFLICT OF LAW PRINCIPLES.  THE HOLDER HEREBY IRREVOCABLY CONSENTS TO THE JURISDICTION AND VENUE OF ANY COURT WITHIN THE STATE OF DELAWARE, IN CONNECTION WITH ANY MATTER BASED UPON OR ARISING OUT OF THIS WARRANT OR THE MATTERS CONTEMPLATED HEREIN, AND AGREES THAT PROCESS MAY BE SERVED UPON THE HOLDER IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE FOR SUCH PERSONS.

12.                                 Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earlier of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice prior to 5:00 p.m., (Austin, Texas time), on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice later than 5:00 p.m., (Austin, Texas time), on any date and earlier than 11:59 p.m., (Austin, Texas time), on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, (iv) five (5) days following the date of mailing, if sent by registered or certified mail (postage prepaid return receipt requested), or (v) actual receipt by the party to whom such notice is required to be given.  The addresses for such communications shall be with respect to the Holder of this Warrant or of Warrant Shares issued pursuant hereto, addressed to such Holder at its last known address or facsimile number appearing on the books of the Issuer maintained for such purposes, or with respect to the Issuer, addressed to:

Xplore Technologies Corp. 14000 Summit Drive, Suite 900 Austin, Texas 78728 Attention: Michael J. Rapisand Facsimile: (512) 249-5630

13.                                 Remedies.  The Issuer stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14.                                 Successors and Assigns.  This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Shares issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Shares.

15.                                 Modification and Severability.  If, in any action before any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to

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be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency.  If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.

16.                                 Headings.  The headings of the Sections of this Warrant are for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

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IN WITNESS WHEREOF, the Issuer has executed this Warrant as of the day and year first above written.

XPLORE TECHNOLOGIES CORP.

By:
Michael J. Rapisand
Chief Financial Officer

EXHIBIT A

Form of Exercise

(to be executed by the Holder)

The Holder hereby exercises its rights to subscribe for and purchase          shares of Common Stock as defined in the attached Warrant of XPLORE TECHNOLOGIES CORP. evidenced by the attached Warrant and herewith makes payment of the Warrant Price, as defined in the within Warrant, in the amount of $                     by way of:

$                     certified check payable to the Issuer’s order; or

$                     wire transfer of funds to the Issuer.

Please issue a certificate in the name of the Holder for the shares of Common Stock in accordance with the instructions given below and issue a replacement Warrant in the name of the Holder for the unexercised balance, if any, of the right to purchase Warrant Shares evidenced by the within Warrant which were not exercised hereby.

Dated:
Signature of Holder

Instructions for registration of shares

Social Security or Employer Identification
Number of Holder:

Address of Holder:

Street

City, State and Zip Code

A-1

EXHIBIT B

NET ISSUE NOTICE OF EXERCISE

TO:                            Xplore Technologies Corp

14000 Summit Drive, Suite 900

Austin, Texas 78728

facsimile number (512) 336-7791

Attention: Michael Rapisand

1.   The undersigned hereby elects to purchase                    shares of Common Stock as defined in the attached Warrant of XPLORE TECHNOLOGIES CORP. pursuant to the terms of this Warrant, and hereby elects under Section 2(c) of this Warrant to surrender the right to purchase                shares of Common Stock pursuant to this Warrant for a net issue exercise with respect to                  shares of Common Stock.

2.   Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(Signature)

Title:

(Date)

B-1

ASSIGNMENT

FOR VALUE RECEIVED,                                    hereby sells, assigns and transfers unto                                      the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint                           , attorney, to transfer the said Warrant on the books of the within named corporation.

Dated:	Signature:

Address:

PARTIAL ASSIGNMENT

FOR VALUE RECEIVED,                                    hereby sells, assigns and transfers unto                                      the right to purchase                    Warrant Shares evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint                                       , attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated:	Signature:

Address:

B-2

EXHIBIT C

FORM OF SECURITY AGREEMENT

XPLORE TECHNOLOGIES CORP.

SECURITY AGREEMENT

SECURITY AGREEMENT dated as of November 5, 2009 (“Security Agreement”), among Xplore Technologies Corp., a Delaware corporation (the “Parent”) Xplore Technologies Corporation of America, a Delaware corporation (the “Subsidiary” and collectively with the Parent, the “Borrowers”), and SG Phoenix LLC, a Delaware limited liability company, as agent for the Purchasers (as defined below) (in such capacity, the “Collateral Agent”).

PRELIMINARY STATEMENTS.

1.                                       The Borrowers and the Collateral Agent, as agent for the Purchasers, desire to enter into this Security Agreement on the terms and conditions set forth herein to grant the Collateral Agent a security interest in the Collateral (as defined herein) for the ratable benefit of each of the Purchasers.

2.                                       The Borrowers and the Purchasers are parties to a Note Purchase Agreement, dated November 5, 2009 (the “Note Purchase Agreement”), pursuant to which the Purchasers will purchase, and the Borrowers have agreed to issue and sell to the Purchasers, senior secured subordinated promissory notes (the “Notes”, and each individually, a “Note”) in an aggregate original principal amount not to exceed $3,300,000.

3.                                       Pursuant to the Note Purchase Agreement, each Purchaser irrevocably appointed and authorized the Collateral Agent to (i) be its attorney in its name and on its behalf to exercise all rights and powers granted to the Purchasers under the Note Purchase Agreement, this Agreement and the Loan Documents, together with such powers as are reasonably incidental thereto, and (ii) hold the Collateral for the pro rata benefit of the Purchasers, subject to the terms and conditions of the Note Purchase Agreement, this Agreement and the Loan Documents.

4.                                       It is a condition precedent to the obligation of the Purchasers to purchase the Notes as provided in the Note Purchase Agreement that the Borrowers shall have granted the security interest contemplated by this Security Agreement.

NOW, THEREFORE, in consideration of the premises and in order to induce the Purchasers to purchase the Notes as provided in the Note Purchase Agreement, the Borrowers and the Collateral Agent hereby agree as follows:

SECTION 1.                                Grant of Security.  Each Borrower hereby grants to the Collateral Agent, as agent for the Purchasers and for the ratable benefit of each Purchaser, a security interest in and lien on all of such Borrower’s right, title and interest in and to all of such Borrower’s assets, including but not limited to all of the following, whether now owned or hereafter acquired or existing (the “Collateral”):

(a)                                  All machinery, furnishings, fixtures, service vehicles, supplies and other equipment, together with all attachments, components, parts and accessories installed thereon or affixed thereto (“Equipment”);

(b)                                 All goods held for sale or lease or to be furnished under contracts of service, and all additions, substitutions and replacements thereof, wherever located, together with all goods and materials used or usable in manufacturing, processing, packaging or shipping same; in all stages of production, from raw materials through work-in-process to finished goods (“Inventory”);

(c)                                  All other goods, of any nature whatsoever;

(d)                                 All (i) (A) rights to payment for goods sold or services rendered by such Borrower, including all accounts arising from sales or rendition of services made under any of such Borrower’s names, trade names or styles or through any of such Borrower’s properties or divisions, regardless of how such right is evidenced, whether secured or unsecured (and whether or not specifically listed on schedules furnished to the Collateral Agent) (“Accounts Receivable”), and (B) other accounts; (ii) unpaid seller’s rights (including rights of rescission, replevin, reclamation and stoppage in transit) relating to the foregoing or arising therefrom; (iii) rights to any goods represented by any of the foregoing, including rights to returned or repossessed goods; (iv) reserves and credit balances arising under any of the foregoing; (v) guarantees, letters of credit, collateral or other supporting obligations supporting or securing any of the foregoing; and (vi) insurance policies or rights relating to any of the foregoing (collectively, including Accounts Receivable, the “Accounts”);

(e)                                  All (i) instruments, (ii) documents, (iii) contract rights, (iv) chattel paper, (v) letters of credit, (vi) letter-of-credit rights, (vii) claims and causes of action against any other person, however arising, and (viii) general intangibles, whether or not for the payment of money, including, but not limited to, all (A) rights to tax refunds or other payments of every kind or nature, including rights to the payment of letters of credit; (B) copyrights, rights in or licenses of copyrights and marks subject to copyright protection, in whole or in part, and all renewals or extensions of any of the foregoing (the “Copyrights”); (C) trade names, trademarks, service marks, trade styles, designs, logos, indicia, corporate names and fictitious business names, in each case, together with all associated goodwill including, without limitation, the trademark applications set forth on Schedule II hereto (the “Trademarks”); (D) (i) patents now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, including, without limitation, registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, including, without limitation, those listed on Schedule II hereto together with all the rights, benefits and privileges derived therefrom, (ii) all design and utility patents, utility models and registered designs (including all reissues, divisions, continuations, continuations-in-part, reexaminations and extensions thereof), and (iii) all proceeds of the foregoing (the “Patents”); (E) designs, schemes, computer programs and all intellectual property rights associated thereto (other than such programs and rights in which, by their terms enforceable under applicable law, no security interest may be granted); and (F) other proprietary information;

(f)                                    All investment property, including, without limitation, all securities and capital stock or other interests in any other Person whether certificated or uncertificated; all warrants, options and other rights to acquire securities, capital stock or other interests in any other Person; all securities entitlements; and all securities accounts, together with all financial assets credited thereto;

(g)                                 All cash and cash equivalents, including, without limitation, money, demand deposit accounts and other deposit accounts;

(h)                                 All governmental approvals, licenses, franchises and authorizations, to the maximum extent permitted by applicable law;

(i)                                     All property and interests in property of such Borrower now or hereafter coming into its actual possession, custody or control in any way and for any purpose (whether for safekeeping, deposit, custody, pledge, transmission, collection or otherwise);

(j)                                     All books and records;

(k)                                  All other property and interests in property of such Borrower constituting personal property; and

(l)                                     All accessions and additions to, substitutions for, and replacements, products and proceeds of any of the foregoing (including, without limitation, proceeds that constitute property of the types described in clauses (a) through (k) of this Section 1, and, to the extent not otherwise included, all (i) payments under insurance (whether or not any Purchaser is the loss payee thereof), or any indemnity, warranty, guaranty or letter of credit, payable by reason of loss or damage to or otherwise with respect to any of the foregoing; and (ii) any and all supporting obligations in respect of any of the foregoing).

SECTION 2.                                Security for Obligations; Definitions.  (a) This Security Agreement and the Collateral secure the prompt and complete payment and performance when due of (i) all Note Indebtedness (as defined in the Note Purchase Agreement), and (ii) all obligations of Borrowers hereunder (collectively, the “Secured Obligations”).

(b)                                 Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the Note Purchase Agreement and terms defined in the Uniform Commercial Code as adopted by the State of Delaware (“UCC”) shall have the meanings assigned to such terms in the UCC.

SECTION 3.                                Security Interest Absolute.  This Security Agreement shall

6

be construed as a continuing, absolute and unconditional irrevocable grant of security interest and shall remain in full force and effect until payment in full of all of the Secured Obligations.  The liability of the Borrowers under this Security Agreement shall be absolute and unconditional irrespective of:

(a)                                  any lack of validity or enforceability of the Note Purchase Agreement, or any Loan Document or any other agreement or instrument relating to any thereof;

(b)                                 to the extent permitted by applicable law, any occurrence or condition whatsoever, including without limitation, (i) any compromise, settlement, release, waiver, renewal, extension, indulgence or modification of, or any change in, any of the obligations of the Borrowers contained in the Note Purchase Agreement or any Loan Document, (ii) the assertion or exercise by any Borrower, the Collateral Agent or the Purchasers of any rights or remedies, (iii) the extension of the time for payment by the Borrowers of any payments or other sums or any part thereof owing or payable under any of the terms and provisions of any Loan Document or of the time for performance by the Borrowers of any other obligations under or arising out of any terms or provisions or the extension of the renewal of any thereof, (iv) the modification or amendment (whether material or otherwise) of any duty, agreement or obligation of the Borrowers set forth in any Loan Document, or (v) the release or discharge of the Borrowers from the performance or observance of any agreement, covenant, term or condition contained in any of such instruments by operation of law; or

(c)                                  to the extent permitted by applicable law, any exchange, release or non-perfection of any Collateral, or any release or amendment or waiver of or consent to departure from any other security agreement, for all or any of the Secured Obligations.

SECTION 4.                                Borrowers Remain Liable.  Anything herein to the contrary notwithstanding, (a) each Borrower shall remain liable under the contracts and agreements included in the Collateral to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Security Agreement had not been executed, (b) the exercise by the Collateral Agent of any of the rights hereunder shall not release Borrowers from any of their duties or obligations under the contracts and agreements included in the Collateral, and (c) the Collateral Agent shall not have any obligation or liability under the contracts and agreements included in the Collateral by reason of this Security Agreement, nor shall the Collateral Agent be obligated to perform any of the obligations or duties of the Borrowers thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

SECTION 5.                                Representations and Warranties.  Each Borrower jointly and severally represents and warrants to the Collateral Agent as follows:

(a)                                  All of such Borrower’s Equipment and Inventory (i) were acquired in the ordinary course of business and (ii) are located at the places specified in Schedule I hereto.  The principal place of business and chief executive office of such Borrower and the office where such Borrower keeps its records concerning Accounts Receivable and other Collateral are located at the address specified in Schedule I hereto.  All originals of all chattel paper which evidence Accounts Receivable that are not required to be delivered to the Senior Lenders have been delivered to the Collateral Agent.  None of the Accounts Receivable is evidenced by a promissory note or other instrument.

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(b)                                 Such Borrower owns its Collateral free and clear of any Lien (as defined below), except for the security interest created by this Security Agreement and Permitted Liens existing on the date hereof.  No effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording office, except (i) for financing statements filed in favor of the Collateral Agent relating to this Security Agreement and (ii) in connection with Permitted Liens.  For purposes of this Agreement, “Lien” means any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), preference or other security agreement or preferential arrangement, charge or encumbrance of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the UCC or comparable law of any jurisdiction to evidence any of the foregoing), except for reasonable security interests in purchase- money collateral (as such term is defined in §9-103 of the UCC) to the extent such security interests secure purchase-money obligations to finance acquisitions of such purchase money collateral.

(c)                                  Such Borrower conducts no business under any name or trade name other than its proper corporate name, which is the name set forth in the preamble hereto.

(d)                                 Such Borrower has exclusive possession and control of its Equipment and Inventory.

(e)                                  Schedule II sets forth a complete and correct list of all Patents, Trademarks and Registered Copyrights owned or applied for by such Borrower on the date hereof.  Such Borrower has the right to use all its Patents, Trademarks, and Copyrights and all computer programs and other similar or related rights, free from restrictions, which are necessary for the operation of its businesses as presently conducted.  There is not pending or, to the knowledge of such Borrower, threatened, any claim or litigation against or affecting such Borrower contesting the validity of any of its Patents, Trademarks or Copyrights or computer program or other right.

(f)                                    All other actions legally necessary to perfect and protect the security interests in such Borrower’s Collateral, upon the filing of a financing statement on Form UCC-1 with the Secretary of State of the State of Delaware no later than the close of business on the fifth day following the Initial Closing, will have been duly taken, except with respect to such Borrower’s Patents, Trademarks and Registered Copyrights, which shall be prepared no later than the close of business on the thirtieth (30th) day following the Initial Closing and filed within ten (10) days following the request of the Collateral Agent.

(g)                                 Such Borrower has all requisite corporate power and authority to execute and deliver this Security Agreement and to grant the security interests granted hereby.

(h)                                 No authorization, approval or other action by, and no notice to or filing with, any governmental or regulatory agency or authority is required either (1) for the grant by such Borrower of the security interest granted hereby or for the execution, delivery

8

or performance of this Security Agreement by such Borrower or (2) other than the filing of a financing statement on Form UCC-1 with the Secretary of State of the State of Delaware and with the United States Patent and Trademark Office (“PTO”), for the perfection of such security interest or the exercise by the Collateral Agent of its respective rights and remedies hereunder.

(i)                                     All known existing commercial tort claims owned by such Borrower are set forth and described in Schedule III hereto.

(j)                                     The security interest in and liens on the Collateral granted hereby represents a first priority security interest in such Collateral, subject to Permitted Liens.

SECTION 6.                                Further Assurances; Limitations on Changes to Corporate Structure, Name, etc.   (a)                                   Each Borrower agrees that from time to time, at the expense of such Borrower, such Borrower will promptly execute or otherwise authenticate and deliver all further instruments, documents and other records and take all further action, that may be necessary or desirable, or that the Collateral Agent may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Collateral Agent to exercise and enforce its rights and remedies hereunder with respect to such Borrower’s Collateral.  Without limiting the generality of the foregoing, each Borrower will: (1) following an Event of Default, mark conspicuously each document and agreement included in such Borrower’s Collateral and, at the request of the Collateral Agent, each of its records pertaining to the Collateral with a legend, in form and substance satisfactory to the Collateral Agent, indicating that such Collateral is subject to the security interest granted hereby; (2) subject to the rights of the Senior Lenders, if any Account Receivable shall be evidenced by a promissory note or other instrument or chattel paper, deliver such to the Collateral Agent duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to the Collateral Agent; and (3) authenticate (if necessary) and file such financing or continuation statements, or amendments thereto, and such other instruments, notices or other records, as may be legally necessary, or as the Collateral Agent may request, in order to perfect and preserve the security interest granted or purported to be granted hereby.

(b)                                 Each Borrower hereby authorizes the Collateral Agent to file one or more financing or continuation statements, and amendments thereto, relative to all or any part of such Borrower’ s Collateral.

(c)                                  Each Borrower will furnish to the Collateral Agent from time to time statements and schedules further identifying and describing such Borrower’s Collateral and such other reports in connection with such Collateral as the Collateral Agent may reasonably request, all in reasonable detail. Without limiting the generality of the foregoing:  (i) each Borrower shall, from time to time, execute and deliver to the Collateral Agent, in such form and manner as the Collateral Agent may reasonably require, solely for the Collateral Agent’s convenience in maintaining records of such Borrower’s Collateral, such confirmatory schedules of such Borrower’s Accounts Receivable, and such other appropriate reports designating, identifying and describing such Borrower’s Accounts Receivable, as the Collateral Agent may reasonably request; and (ii) if any material

9

commercial tort claim should hereafter arise (“Additional Tort Claim”), such Borrower shall promptly advise the Collateral Agent in writing, supplementing Schedule III hereto, which supplement shall constitute a grant by such Borrower to the Collateral Agent of a security interest therein, on the terms, and subject to the conditions, set forth in the Security Agreement, and such Borrower’s authorization to file, or to amend, such financing statements as the Collateral Agent may deem necessary or advisable to perfect its security interest in such Additional Tort Claim.  In addition, upon the Collateral Agent’s request, each Borrower shall provide the Purchasers with copies of agreements with, or purchase orders from, such Borrower’s customers, of invoices to customers and proof of shipment or delivery and such other documentation and information relating to its Accounts Receivable and its other Collateral as the Collateral Agent may from time to time reasonably request to the extent such Borrower maintains such documentation in the ordinary course of its business.  Failure to provide the Collateral Agent with any of the foregoing shall in no way affect, diminish, modify or otherwise limit the Lien granted herein.  Each Borrower hereby authorizes the Collateral Agent to regard its printed name or rubber stamp signature on assignment schedules or invoices as the equivalent of a manual signature by an authorized officer or agent of such Borrower.

(d)                                 Such Borrower will defend its Collateral against all claims and demands of all persons (other than the Collateral Agent or a Senior Lender) claiming an interest therein.

(e)                                  Such Borrower will, no later than the close of business on the fifth day following the Initial Closing, file a financing statement on Form UCC-1 with the Delaware Secretary of State and no later than thirty (30) days after the Initial Closing, prepare all necessary filings with the PTO with respect to the security interest created hereby and no later than ten (10) days following the request of the Collateral Agent, file such necessary filings with the PTO, such filings to be, in form and substance, acceptable to the Collateral Agent.

(f)                                    Such Borrower will not change its name or jurisdiction of incorporation, or its corporate structure, or merge with or into any other Person, or become domesticated under the laws of any other jurisdiction without giving at least 10 days prior notice to the Collateral Agent.

SECTION 7.                                As to Equipment, Inventory and Trademarks.  Each Borrower shall: (a)            Keep its Equipment and Inventory (other than its Inventory sold in the ordinary course of business) at the places therefor specified in Schedule I hereto or, upon 30 days’ prior written notice to the Collateral Agent, at such other places in jurisdictions where all action required by Section 6 shall have been taken with respect to its Equipment and Inventory;

(b)                                 Permit the Collateral Agent or any agent thereof to have access to its Inventory and Equipment for purposes of inspection during normal business hours and upon reasonable notice to such Borrower;

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(c)           Promptly notify the Collateral Agent in writing of any material loss or damage to its Inventory or Equipment;

(d)           Except for collateral securing a purchase-money obligation incurred in compliance with §9-103 of the UCC, not permit its Equipment to become a part of or to be affixed to any real property of any person; and

(e)           Advise the Collateral Agent of all its Trademarks, Patents and Copyrights or applications for or registration of the same, created or obtained by such Borrower on or after the date of this Security Agreement.

SECTION 8.           Insurance.   (a)  Each policy for liability and property damage insurance shall within 30 days following the Initial Closing provide for all losses to be paid on behalf of a Senior Lender, the Collateral Agent and the Borrowers as their respective interests may appear.  Each such policy shall in addition: (1) name the Collateral Agent as insured party thereunder (without any representation or warranty by or obligation upon the Collateral Agent) as its interests may appear; and (2) provide that at least thirty (30) days’ prior written notice of amendment to or lapse and at least thirty (30) days’ prior written notice of cancellation shall be given to the Collateral Agent by the insurer.  Each Borrower shall use commercially reasonable efforts to cause each policy to contain the agreement by the insurer that any loss thereunder shall be payable to the Collateral Agent whose rights with respect to any loss thereunder shall be unaffected by any action, inaction or breach of representation and warranty by such Borrower.  Each Borrower shall, if so requested by the Collateral Agent, deliver to the Collateral Agent original or duplicate policies of such insurance and, as often as the Collateral Agent may request, a report of a reputable insurance broker with respect to such insurance.  Further, each Borrower shall, at the request of the Collateral Agent, duly execute and deliver instruments of assignment of such insurance policies to comply with the requirements of Section 6 and cause the respective insurers to acknowledge notice of such assignment.

(b)           Reimbursement under any liability insurance maintained by a Borrower pursuant to this Section 8 may be paid directly to the person who shall have incurred liability covered by such insurance.  In case of any loss involving damage to a Borrower’s Equipment or Inventory when subsection (c) of this Section 8 is not applicable, such Borrower shall make or cause to be made the necessary repairs to or replacements of such Equipment or Inventory, and any proceeds of insurance maintained by such Borrower pursuant to this Section 8 shall be paid to such Borrower as reimbursement for the costs of such repairs or replacements.

(c)           Upon the occurrence and during the continuation of any Event of Default (as defined in the Note Purchase Agreement), subject to Section 11(b) hereof, all insurance payments in respect of such Equipment or Inventory shall be paid to the Collateral Agent and applied to payment of the amounts due under the Secured Obligations.

SECTION 9.           As to Accounts Receivable.   (a)  Each Borrower shall keep its principal place of business and chief executive office and the office where it keeps its

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records concerning its Accounts Receivable, at the location therefor specified in Schedule I hereto or, upon thirty (30) days’ prior written notice to the Collateral Agent, at such other locations in a jurisdiction where all action required by Section 6 shall have been taken with respect to its Accounts Receivable.  Each Borrower will hold and preserve such records and will permit representatives of the Collateral Agent to inspect and make abstracts from such records upon reasonable notice to such Borrower and during normal business hours.

(b)           Except as otherwise provided in this subsection (b), each Borrower shall continue to collect, at its own expense, all amounts due or to become due to such Borrower under its Accounts Receivable.  In connection with such collections, each Borrower may take such action as such Borrower may deem necessary or advisable to enforce collection of its Accounts Receivable; provided, however, that, subject to the rights of the Senior Lenders,  the Collateral Agent shall have the right at any time, upon the occurrence and during the continuance of an Event of Default upon written notice to such Borrower of its intention to do so, to notify the account debtors or obligors under any of such Borrower’s Accounts Receivable of the assignment of such Accounts Receivable to the Collateral Agent and to direct such account debtors or obligors to make payment of all amounts due or to become due to such Borrower thereunder directly to the Collateral Agent and, upon such notification and at the expense of such Borrower, to enforce collection of any such Accounts Receivable, and to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as such Borrower might have done.  As long as an Event of Default has occurred and is continuing, subject to Section 11(b) hereof, (1) all amounts and proceeds (including instruments) received by such Borrower in respect of its Accounts Receivable shall be received in trust for the benefit of the Collateral Agent hereunder, shall be segregated from other funds of such Borrower and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement) to be applied as provided by Section 16(c) or if it cannot be so applied under applicable Law, held as cash collateral, as determined by the Collateral Agent, and (2) such Borrower shall not adjust, settle or compromise the amount or payment of any of its Account Receivable, or release wholly or partly any account debtor or obligor thereof, or allow any credit or discount thereon, other than any discount allowed for prompt payment.

SECTION 10.         Assignment of Claims Act.  Neither Borrower shall permit any notice to be filed under the Assignment of Claims Act with respect to any of its Collateral, except for such notice in favor of a Senior Lender and the Collateral Agent.

SECTION 11.         Notes Equally and Ratably Secured; Subordination.

(a)           The Notes shall be equally and ratably secured pursuant to the terms of this Security Agreement.  The Borrowers shall not make any offer to purchase or otherwise pay any Purchaser without making the same offer to each Purchaser.

(b)           The Collateral Agent acknowledges and agrees that all of the Secured Obligations are subordinated to the rights of any Senior Lender in connection with the Senior Credit Facility including as set forth in the SVB Subordination Agreement.

SECTION 12.         [RESERVED].

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SECTION 13.         Collateral Agent Appointed Borrowers’ Attorney-in-Fact.  Each Borrower hereby irrevocably appoints the Collateral Agent as such Borrower’s attorney-in-fact, with full authority in the place and stead of such Borrower and in the name of such Borrower, the Collateral Agent or otherwise, to, after the occurrence and during the continuance of an Event of Default, take any action and to execute any instrument which the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Security Agreement, subject to Section 11(b) hereof, including, without limitation:

(a)           to obtain and adjust insurance required to be paid to the Collateral Agent pursuant to Section 8;

(b)           to ask, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral;

(c)           to receive, endorse, assign, and collect any and all checks, notes, drafts and other negotiable and non-negotiable instruments, documents and chattel paper, in connection with clause (a) or (b) above, and each Borrower waives notice of presentment, protest and non-payment of any instrument, document or chattel paper so endorsed or assigned;

(d)           to file any claims or take any action or institute any proceedings which the Collateral Agent may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of the Collateral Agent with respect to any of the Collateral;

(e)           to sell, transfer, assign or otherwise deal in or with the Collateral or the proceeds or avails thereof, as full and effectually as if the Collateral Agent were the absolute owner thereof;

(f)            to perform or cause the performance of any obligation of the Borrowers hereunder;

(g)           to receive, open and dispose of all mail addressed to each of the Borrowers and to notify postal authorities to change the address for delivery thereof to such address as the Collateral Agent may designate; and

(h)           to transmit to customers indebted on Accounts notice of the Collateral Agent’s interest therein and to notify customers indebted on Accounts to make payment directly to the Collateral Agent for the Borrowers’ account.

Each Borrower hereby ratifies and approves all acts other than those which directly result from the Collateral Agent’s gross negligence or willful misconduct, of the Collateral Agent, as its attorney in-fact, pursuant to this Section 13, and the Collateral Agent, as its attorney in-fact, will not be liable for any acts of commission or omission, nor for any error of judgment or mistake of fact or law other than those which are finally determined by a court of competent jurisdiction to be the direct result of the Collateral Agent’s gross negligence or willful misconduct.  This power, being coupled with an interest, is irrevocable so long as this Security Agreement remains in effect.

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Each Borrower also authorizes the Collateral Agent, at any time after the occurrence and during the continuance of an Event of Default, to communicate in its own name with any party to any contract, agreement or instrument included in the Collateral with regard to the assignment of such contract, agreement or instrument and other matters relating thereto.

SECTION 14.         Collateral Agent May Perform.  If the Borrowers fail to perform any agreement contained herein, the Collateral Agent may itself perform, or cause performance of, such agreement, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by the Borrowers under Section 17(b).

SECTION 15.         Collateral Agent’s Duties.  The powers conferred on the Collateral Agent hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers.  Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Collateral Agent shall not have any duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.

SECTION 16.         Remedies.  Subject to Section 11(b) hereof, if any Event of Default shall have occurred and not have been waived or cured:

(a)           The Collateral Agent has the right to take the actions described in the proviso of Section 9(b).

(b)           The Collateral Agent may exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a Collateral Agent on default under the UCC (whether or not the UCC applies to the affected Collateral) and also may (i) require the Borrowers to, and each Borrower hereby agrees that it will at its expense and upon the request of the Collateral Agent forthwith, assemble all or part of the Collateral as directed by the Collateral Agent and make it available to the Collateral Agent at a place to be designated by the Collateral Agent which is reasonably convenient to both parties and (ii) to the extent permitted by Law, enter the premises where any of the Collateral is located and take and carry away the same, by any of its representatives, with or without legal process, to Collateral Agent’s place of storage, and (iii) without notice except as specified in the next sentence, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Collateral Agent’s offices or elsewhere, for cash, on credit or for future delivery and upon such other terms as the Collateral Agent may deem commercially reasonable.  Each Borrower agrees that, to the extent notice of disposition is required by Law, notice to the Borrowers of at least ten (10) business days prior to the earliest time of disposition set forth in such notice shall constitute reasonable notification.  The Collateral Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given.  The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place it was so adjourned.

(c)           Subject to Section 11(b), all cash proceeds received by the Collateral Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, to the extent required by applicable Law, be held by the Collateral Agent as collateral for, and/or then or at any time thereafter applied (after payment of any amounts payable to the Collateral Agent pursuant to Section 17) to the payment in full of

14

the Secured Obligations, in each case equally and ratably in accordance with the respective amounts thereof then due and owing or as the Purchasers holding the same may otherwise agree.  Any surplus of such cash or cash proceeds held by the Collateral Agent and remaining after payment in full of all the Secured Obligations to the Collateral Agent shall be paid over to the Borrowers (subject to the rights and remedies of other secured lenders).  If the proceeds of the sale of the Collateral are insufficient to pay all of the Secured Obligations, the Borrowers agrees to pay upon demand any deficiency to the Collateral Agent.

(d)           The Collateral Agent may use (and is hereby granted a license to use), in connection with any assembly, preparation for disposition or disposition of the Collateral, any of the trademarks, copyrights, patents, technical processes, trade names, service marks or trade styles and other intellectual property used by the Borrowers, without payment or additional compensation therefor.

(e)           The Borrowers recognize that the Collateral Agent may be unable to effect a public sale of all or part of the Collateral consisting of investment property by reason of certain prohibitions contained in the Securities Act of 1933, as amended, or in applicable Delaware or other states’ securities laws as now or hereafter in effect, unless registration or qualification, as the case may be, is accomplished. To the extent permitted by Law, the Borrowers acknowledges that the Collateral Agent may resort to one or more private sales to a single purchaser or a restricted group of purchasers who will be obliged to agree, among other things, to acquire such investment property for their own account, for investment and not with a view to the distribution or resale thereof.  To the extent permitted by Law, the Borrowers agree that private sales may be at prices and other terms less favorable to the Borrowers than if such investment property were sold at a public sale and that the Collateral Agent shall have no obligation to delay the sale of any such portion of the Collateral for the period of time necessary to permit the issuer of such investment property to register or qualify such investment property, even if such issuer would, or should, proceed to register or qualify such investment property for public sale.  The Borrowers agree that private sales made under the foregoing circumstances shall be deemed to have been made in a “commercially reasonable” manner.

SECTION 17.         Indemnity and Expenses.

(a)           Without limiting any indemnity provided under the Note Purchase Agreement or any Loan Document, each Borrower agrees to indemnify and defend the Collateral Agent (including, for the purposes of this Section 17, its agents and affiliates and its officers, directors, employees, consultants and advisors and any of their affiliates (each an “Indemnified Party”)), from and against any and all claims, losses and liabilities growing out of or resulting from this Security Agreement or any Loan Document (including, without limitation, enforcement of this Security Agreement), except claims, losses or liabilities resulting from an Indemnified Party’s gross negligence or willful misconduct.

(b)           Each Borrower will upon demand pay to the Collateral Agent the amount of any and all reasonable expenses, including the fees and out-of-pocket expenses

15

or disbursements of its counsel and of any experts and agents, which the Collateral Agent may incur in connection with (1) the negotiation or preparation of, or any closing under, and the perfection of (including any filing or recording fees) any and all Liens contemplated by this Security Agreement and any other related documents, (2) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any of the Collateral, and (3) the interpretation, performance or enforcement of any of the rights of the Collateral Agent.  Without limiting in any manner the generality of the foregoing, each Borrower will pay all reasonable out-of-pocket costs and expenses of the Collateral Agent or any Purchaser upon failure by the Borrowers to perform or observe any of the provisions of this Agreement or upon demand in connection with the bankruptcy or other insolvency proceeding involving a Borrower; in each case, including without limitation, the reasonable fees and out-of-pocket expenses of counsel for the Collateral Agent and of any consultants or expert witnesses retained by the Collateral Agent, with respect to any aspect of the Secured Obligations or otherwise relating to the transactions contemplated hereby.  All amounts payable by the Borrowers under this Section 17(b) shall be paid together with interest thereon, from the date incurred by the Collateral Agent until paid, calculated on the basis of a year of 365 or 366 days, as applicable, and for the actual number of days elapsed, at the highest rate of interest then applicable to any of the Secured Obligations.  The Collateral Agent shall not be liable to the Borrowers for damages as a result of delays, temporary withdrawals of the Equipment from service or other causes other than those caused by the Collateral Agent’s gross negligence or willful misconduct.  This Section 17 shall survive satisfaction of the Secured Obligations and termination of this Security Agreement.

SECTION 18.         Amendments; Etc.  No amendment or waiver of any provision of this Security Agreement nor consent to any departure by a party herefrom shall in any event be effective unless the same shall be in writing and signed by the Borrowers and the Collateral Agent and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 19.         Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be (i) mailed by registered or certified mail, postage prepaid, (ii) delivered by nationally recognized overnight courier service, or (iii) otherwise delivered by hand or by messenger, addressed,  if to the Collateral Agent or a Purchaser, to:SG Phoenix LLC, as Collateral Agent

110 East 59th Street, Suite 1901

New York, NY 10022

Facsimile Number: (212) 319-4970

Attention: Philip S. Sassower

or at such other address as the Collateral Agent shall have furnished to Borrower in writing, or, if to the Borrowers, to:

Xplore Technologies Corp

14000 Summit Drive, Suite 900

Austin, Texas 78728

Facsimile Number (512) 336-7791

Attention: Michael J. Rapisand

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All notices shall be effective upon receipt.

SECTION 20.         Continuing Security Interest; Transfer of Note.  This Security Agreement shall create a continuing security interest in the Collateral and shall (1) remain in full force and effect until the payment in full of the Secured Obligations, (2) be binding upon the Borrowers, their successors and permitted assigns and (3) inure to the benefit of the Collateral Agent and its successors.  Without limiting the generality of the foregoing clause (3), the Collateral Agent may resign and a successor agent may become vested with the rights, powers and duties of the Collateral Agent pursuant to Section 11.18 of the Note Purchase Agreement.  Upon the payment in full of the Secured Obligations the security interest granted hereby shall automatically terminate and all rights to the Collateral shall revert to the Borrowers; provided, however that the parties hereto agree that if at any time all or any part of any payment theretofore applied by any party to this Security Agreement is, or must be, rescinded or returned for any reasons whatsoever, including without limitation, the insolvency, bankruptcy or reorganization of a Borrower, this Security Agreement shall, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence notwithstanding such application, and this Security Agreement shall continue to be effective or be reinstated, as the case may be, as though such application had not been made.  Upon any such termination, the Collateral Agent will, at the Borrowers’ expense, execute and deliver to the Borrowers such documents as the Borrowers shall reasonably request to evidence such termination.

SECTION 21.         Governing Law. This Security Agreement shall be governed by and construed in accordance with the laws of the State of New York, except to the extent that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular Collateral are governed by the laws of a jurisdiction other than the State of New York.

SECTION 22.         Miscellaneous.  This Security Agreement is in addition to and not in limitation of any other rights and remedies the Collateral Agent may have by virtue of any other instrument or agreement heretofore, contemporaneously herewith or hereafter executed by the Borrowers or by law or otherwise.  If any provision of this Security Agreement is contrary to applicable law, such provision shall be deemed ineffective without invalidating the remaining provisions hereof and this Security Agreement shall be enforced to the greatest extent possible to carry out the intentions of the parties hereto.  If and to the extent that applicable Law confers any rights in addition to any of the provisions of this Security Agreement, the affected provision shall be considered amended to conform thereto.  The Collateral Agent shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies hereunder.  A waiver by the Collateral Agent of any right or remedy hereunder on any one occasion, shall not be construed as a bar to or waiver of any such right or remedy which the Collateral Agent would have had on any future occasion nor shall the Collateral Agent be liable for exercising or failing to exercise any such right or remedy.  This Security Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and the parties hereto may execute this Security Agreement by signing any such counterpart. [Signature Page Follows]

17

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

(a) BORROWERS:
(b)
XPLORE TECHNOLOGIES CORP.

By:
Name: Michael J. Rapisand
Title:

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

By:
Name: Michael J. Rapisand
Title:

(c)
(d)	COLLATERAL AGENT:
(e)
SG PHOENIX LLC

By:
Name:
Title:

(f)

Signature Page to Security Agreement

SCHEDULE I

to Security Agreement

Place of Business and Locations of Collateral

Principal Place of Business

and Chief Executive Office of Parent:

Xplore Technologies Corp

14000 Summit Drive, Suite 900

Austin, Texas 78728

Principal Place of Business

and Chief Executive Office of Subsidiary:

Xplore Technologies Corporation of America

14000 Summit Drive, Suite 900

Austin, Texas 78728

Locations of Parent Equipment:

14000 Summit Drive, Suite 900

Austin, Texas 78728

The Parent owns certain tooling assets that are in the possession of Wistron Corporation (one of the Parent’s suppliers) and physically located in Taiwan.

Locations of Subsidiary Equipment:

14000 Summit Drive, Suite 900

Austin, Texas 78728

Locations of Parent Inventory:

14000 Summit Drive, Suite 900

Austin, Texas 78728

Locations of Subsidiary Inventory:

14000 Summit Drive, Suite 900

Austin, Texas 78728

Signature Page to Security Agreement

Location of Records Evidencing Parent

Accounts Receivable and other Collateral:

14000 Summit Drive, Suite 900

Austin, Texas 78728

Location of Records Evidencing Subsidiary

Accounts Receivable and other Collateral:

14000 Summit Drive, Suite 900

Austin, Texas 78728

Signature Page to Security Agreement

SCHEDULE II

to Security Agreement

PATENTS

Patent #	Jurisdiction	Description
6,028,765	US	Removable Hand Grips For A Portable Pen Based Computer
6,101,087	US	Portable Pen Based Computer and Auxiliary Unit For Use With A Vehicular Docking Station
6,426,872 B1	US	Portable Pen Based Computer With A Vehicular Docking Station
6,504,710 B2	US	Method of Interconnecting of a Hand-Held Auxiliary Unit, a Portable Computer and a Peripheral Device
Patent Application 11/065,903	US	Apparatus providing multi-mode digital input
2,367,773	CDN	Removable hand grips for a portable pen-based computer.
Published CA Application 2,239,846	CDN	Portable pen-based computer with removable hand grips with vehicular docking station.

COPYRIGHTS

None

TRADEMARKS

Registration #	Jurisdiction	Mark
525,452	CDN	Xplore
525,417	CDN	GeneSys

Application Serial #	Jurisdiction	Mark
77440522	US	XPLORE TECHNOLOGIES
77440530	US	WORKBOOK

Signature Page to Security Agreement

SCHEDULE III
to Security Agreement

Existing Commercial Tort Claims

XPLORE TECHNOLOGIES CORP. (the “Parent”)

On November 9, 2006, the Parent issued a Statement of Claim against Deloitte & Touche LLP (“Deloitte”) in the Ontario Superior Court of Justice. In the Statement of Claim, the Parent has alleged negligence against Deloitte with respect to the auditing services provided to us in connection with its audit in accordance with Canadian generally accepted accounting principles of the 2002, 2003 and 2004 audited financial statements. The Statement of Claim seeks damages in the amount of Cdn. $4,070,000 for direct and indirect losses. On December 22, 2006, Deloitte filed an answer to the Statement of Claim. On March 28, 2008, Deloitte filed an amended defense and counterclaim against the Parent, seeking indemnification for damages, costs and expenses (including legal fees and disbursements and personnel time) allegedly incurred by Deloitte in responding to regulatory inquiries, requests, reviews or investigations relating to, arising out of or associated with Deloitte’s review or audit engagements for or during the Parent’s fiscal years 2002, 2003 and 2004.

Signature Page to Security Agreement

EXHIBIT D

FORM OF SVB SUBORDINATION AGREEMENT

SUBORDINATION AGREEMENT

This Subordination Agreement is made by and between each of the undersigned creditors (each a “Creditor” and, collectively, “Creditors”), and SILICON VALLEY BANK, a California-chartered bank, with its principal place of business at 3003 Tasman Drive, Santa Clara, California 95054 (“Bank”).  This Subordination Agreement shall be deemed to have been made between Bank and each Creditor who becomes a party hereto as of the date that each such Creditor executes a counterpart signature page to this Subordination Agreement.

Recitals

A.            XPLORE TECHNOLOGIES CORPORATION OF AMERICA (“Borrower”) has requested and/or obtained certain loans or other credit accommodations from Bank to Borrower which are or may be from time to time secured by assets and property of Borrower.  XPLORE TECHNOLOGIES CORP., a Delaware corporation (“Guarantor” and together with Borrower, each a “Credit Party” and collectively, the “Credit Parties”), has executed that certain Amended and Restated Unconditional Guaranty in favor of Bank dated as of September 11, 2009 (the “Guaranty”), guarantying all amounts owing from Borrower to Bank and Guarantor has granted Bank a security interest in all of Guarantor’s assets pursuant to that certain Amended and Restated Security Agreement dated as of September 11, 2009 (the “Security Agreement”).

B.            Each Creditor has extended loans or other credit accommodations to the Credit Parties, and/or may extend loans or other credit accommodations to the Credit Parties from time to time.

C.            In order to induce Bank to extend credit to Borrower and, at any time or from time to time, at Bank’s option, to make such further loans, extensions of credit, or other accommodations to or for the account of Borrower, or to purchase or extend credit upon any instrument or writing in respect of which a Credit Party may be liable in any capacity, or to grant such renewals or extension of any such loan, extension of credit, purchase, or other accommodation as Bank may deem advisable, each Creditor is willing to subordinate, subject to the terms and conditions hereof: (i) all of the Credit Parties’ indebtedness for borrowed money to such Creditor, whether presently existing or arising in the future (the “Subordinated Debt”) to all of the Credit Parties’ indebtedness and obligations to Bank; and (ii) all of such Creditor’s security interests, if any, to all of Bank’s security interests in the Credit Parties’ property.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.             Subject to the terms and conditions hereof, each Creditor subordinates to Bank any security interest or lien that such Creditor may have in any property of the Credit Parties.  Notwithstanding the respective dates of attachment or perfection of the security interest of such Creditor and the security interest of Bank, the security interest of Bank in (i) the Collateral, as defined in that certain Amended and Restated Loan and Security Agreement between Borrower and Bank dated as of September 11, 2009 (as may be amended and supplemented from time to time, the “Loan Agreement”) and (ii) the

Collateral, as defined in the Security Agreement (collectively, the “Collateral”), shall at all times be senior to the security interest of such Creditor. The Loan Agreement, the Guaranty and the Security Agreement shall collectively be referred to herein as the “Loan Documents”.

2.             All Subordinated Debt is subordinated in right of payment to all obligations of the Credit Parties to Bank now existing or hereafter arising, together with all costs of collecting such obligations (including attorneys’ fees), including, without limitation, all interest accruing after the commencement by or against a Credit Party of any bankruptcy, reorganization or similar proceeding, and all obligations under the Loan Documents (the “Senior Debt”).

3.             No Creditor will demand or receive from the Credit Parties (and the Credit Parties will not pay to any Creditor) all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, nor will any Creditor exercise any remedy with respect to the Collateral, nor will any Creditor accelerate the Subordinated Debt, or commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against the Credit Parties, until such time as both (i) the Senior Debt is paid in full and (ii) Bank has no commitment or obligation to lend any further funds to Borrower under the Loan Documents.  The foregoing notwithstanding, provided that an Event of Default, as defined in the Loan Agreement, has not occurred and is not continuing and would not exist immediately after such payment, (i) Creditors shall be entitled to receive each regularly scheduled, non-accelerated payment of non-default interest as and when due and payable and (ii) Creditors shall be entitled to receive prepayments of principal and interest provided such payments are made solely with the proceeds of the sale of a Credit Party’s equity securities, in either case, in accordance with the terms of those certain Notes executed by the Credit Parties in favor of Creditors pursuant to that certain Note Purchase Agreement between the Credit Parties and the Creditors dated as of November 5, 2009.  Nothing in the foregoing paragraph shall prohibit a Creditor from converting all or any part of the Subordinated Debt into equity securities of a Credit Party.

4.             Each Creditor shall promptly deliver to Bank in the form received (except for endorsement or assignment by such Creditor where required by Bank) for application to the Senior Debt any payment, distribution, security or proceeds received by such Creditor with respect to the Subordinated Debt other than in accordance with this Agreement.

5.             In the event of a Credit Party’s insolvency, reorganization or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, these provisions shall remain in full force and effect, and Bank’s claims against the Credit Parties and the estate of the Credit Parties shall be paid in full before any payment is made to any Creditor.

6.             Until the Senior Debt is paid in full and Bank’s arrangements to lend any funds to Borrower under the Loan Documents have been terminated, each Creditor irrevocably appoints Bank as such Creditor’s attorney-in-fact, and grants to Bank a power of attorney with full power of substitution, in the name of such Creditor or in the name of Bank, for the use and benefit of Bank, with notice to such Creditor, to perform at Bank’s option the following acts in any bankruptcy, insolvency or similar proceeding involving a Credit Party:

(i)            To file the appropriate claim or claims in respect of the Subordinated Debt on behalf of such Creditor if such Creditor does not do so prior to 30 days before the expiration of the time to file claims in such proceeding and if Bank elects, in its sole discretion, to file such claim or claims; and

(ii)           To accept or reject any plan of reorganization or arrangement on behalf of such Creditor and to otherwise vote such Creditor’s claims in respect of any Subordinated Debt in any manner that Bank deems appropriate for the enforcement of its rights hereunder.

7.             Each Creditor shall immediately affix a legend to the instruments evidencing the Subordinated Debt stating that the instruments are subject to the terms of this Agreement.  By the execution of this Agreement, each Creditor hereby authorizes Bank to amend any financing statements filed by such Creditor against either of the Credit Parties as follows: “In accordance with a certain Subordination Agreement by and among the Secured Party, the Debtor and Silicon Valley Bank, the Secured Party has subordinated any security interest or lien that Secured Party may have in any property of the Debtor to the security interest of Silicon Valley Bank in all assets of the Debtor, notwithstanding the respective dates of attachment or perfection of the security interest of the Secured Party and Silicon Valley Bank.”

8.             No amendment of the documents evidencing or relating to the Subordinated Debt shall directly or indirectly modify the provisions of this Agreement in any manner which might terminate or impair the subordination of the Subordinated Debt or the subordination of the security interests or liens that Creditors may have in any property of the Credit Parties.  By way of example, such instruments shall not be amended to (i) increase the rate of interest with respect to the Subordinated Debt, or (ii) accelerate the payment of the principal or interest or any other portion of the Subordinated Debt.  Bank shall have the sole and exclusive right to restrict or permit, or approve or disapprove, the sale, transfer or other disposition of Collateral except in accordance with the terms of the Senior Debt. Upon written notice from Bank to Creditors of Bank’s agreement to release its lien on all or any portion of the Collateral in connection with the sale, transfer or other disposition thereof by Bank in accordance with the terms of the Loan Documents (or by a Credit Party with consent of Bank), each Creditor shall be deemed to have also, automatically and simultaneously, released its lien on such Collateral, and each Creditor shall upon written request by Bank, immediately take such action as shall be necessary or appropriate to evidence and confirm such release.  All proceeds resulting from any such sale, transfer or other disposition shall be applied first to the Senior Debt until payment in full thereof, with the balance, if any, to the Subordinated Debt, or to any other entitled party.  If any Creditor fails to release its lien as required hereunder, such Creditor hereby appoints Bank as attorney in fact for such Creditor with full power of substitution to release such Creditor’s liens as provided hereunder.  Such power of attorney being coupled with an interest shall be irrevocable.

9.             All necessary action on the part of each Creditor, its officers, directors, partners, members and shareholders, as applicable, necessary for the authorization of this Agreement and the performance of all obligations of such Creditor hereunder has been taken.  Additionally, the execution, delivery and performance of and compliance with this Agreement will not result in any material violation or default of any term of any of Creditors’ charter, formation or other organizational documents (such as Articles or Certificate of Incorporation, bylaws, partnership agreement, operating agreement, etc.).

10.           If, at any time after payment in full of the Senior Debt any payments of the Senior Debt must be disgorged by Bank for any reason (including, without limitation, the bankruptcy of a Credit Party), this Agreement and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and each Creditor shall immediately pay over to Bank all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder.  At any time and from time to time, without notice to any Creditor, Bank may take such actions with respect to the Senior Debt as Bank, in its sole discretion, may deem appropriate, including, without limitation, terminating advances to Borrower, increasing the principal amount, extending the time of payment, increasing applicable interest rates, renewing, compromising or otherwise amending the terms of any documents affecting the Senior Debt and any collateral securing the Senior Debt, and enforcing or failing to enforce any rights against a Credit Party or any other person.  No such action or inaction shall impair or otherwise affect Bank’s rights hereunder. Each Creditor waives any benefits of California Civil Code Sections 2809, 2810, 2819, 2845, 2847, 2848, 2849, 2850, 2899 and 3433.

11.           This Agreement shall bind any successors or assignees of Creditors and shall benefit any successors or assigns of Bank.  This Agreement shall remain effective until such time as both (i) the Senior Debt is paid in full and (ii) Bank has no commitment or obligation to lend any further funds to Borrower under the Loan Documents. This Agreement is solely for the benefit of Creditors and Bank and not for the benefit of the Credit Parties or any other party.

12.           Each Creditor hereby agrees to execute such documents and/or take such further action as Bank may at any time or times reasonably request in order to carry out the provisions and intent of this Agreement, including, without limitation, ratifications and confirmations of this Agreement from time to time hereafter, as and when requested by Bank.

13.           This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

14.           This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to conflicts of laws principles.  Creditors and Bank submit to the exclusive jurisdiction of the state and federal courts located in Santa Clara County, California in any action, suit, or proceeding of any kind, against it which arises out of or by reason of this Agreement.  CREDITORS AND BANK WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN.

WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES’ AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the Santa Clara County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in Santa Clara County, California; and the parties hereby submit to the jurisdiction of such court.  The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive.  The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers.  All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed.  If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the Santa Clara County, California Superior Court for such relief.  The proceeding before the private judge shall be conducted in the same manner as it would be before a court under the rules of evidence applicable to judicial proceedings.  The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings.  The private judge shall oversee discovery and may enforce all discovery rules and order applicable to judicial proceedings in the same manner as a trial court judge.  The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to the California Code of Civil Procedure § 644(a).  Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies.  The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.

15.           This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments.  No Creditor is relying on any representations by Bank or either of the Credit Parties in entering into this Agreement, and each Creditor has kept and will continue to keep itself fully apprised of the financial and other condition of the Credit Parties.  This Agreement may be amended only by written instrument signed by Creditors and Bank.

16.           In the event of any legal action to enforce the rights of a party under this

Agreement, the party prevailing in such action shall be entitled, in addition to such other relief as may be granted, all reasonable costs and expenses, including reasonable attorneys’ fees, incurred in such action.

17.           For so long as this Subordination Agreement is in full force an effect, the Subordinated Debt shall constitute “Permitted Indebtedness” and the liens granted to the Creditors in the property of the Credit Parties shall constitute “Permitted Liens” pursuant to the Loan Documents.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written below.

“Creditor”

By:

Title

Dated:

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date written below.

“Bank”

SILICON VALLEY BANK

By:

Title

Dated:

The undersigned approve of the terms of this Agreement.

“Borrower”

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

By:

Name:	Michael J. Rapisand

Title:	Chief Financial Officer

Dated:

“Guarantor”

XPLORE TECHNOLOGIES CORP.

By:

Name:	Michael J. Rapisand

Title:	Chief Financial Officer

Dated:

EXHIBIT E

FORM OF SUBORDINATION AGREEMENT

SUBORDINATION AGREEMENT

This Subordination Agreement (as amended, supplemented or modified from time to time, this “Agreement”), dated as of November 5, 2009, is made by and among SG Phoenix LLC, a Delaware limited liability company, as agent acting for the benefit of the Fall 2009 Purchasers (the “Fall 2009 Collateral Agent”), PHOENIX VENTURE FUND LLC, a Delaware limited liability company, as agent for the Existing Purchasers (in such capacity, the “Existing Collateral Agent”), the Fall 2008 Purchasers holding at least 51% of the aggregate principal amount of the notes currently outstanding under the Fall 2008 Note Purchase Agreement (the “Fall 2008 Majority Purchasers”), and the Spring 2009 Purchasers holding at least 51% of the aggregate principal amount of the notes currently outstanding under the Spring 2009 Note Purchase Agreement (the “Spring 2009 Majority Purchasers”), as such Fall 2008 Majority Purchasers and Spring 2009 Majority Purchasers are identified on the signature pages hereto. The Fall 2008 Majority Purchasers, the Spring 2009 Majority Purchasers, and each of the other Fall 2008 Purchasers and Spring 2009 Purchasers not signatory hereto are collectively referred to herein as the “Existing Purchasers”. The Existing Collateral Agent and the Existing Purchasers are collectively referred to herein as “Creditors” and, each individually, a “Creditor”.

W I T N E S S E T H:

WHEREAS, Xplore Technologies Corp., a Delaware corporation (the “Parent”), Xplore Technologies Corporation of America, a Delaware corporation (the “Subsidiary” and, collectively with the Parent, the “Borrowers”, and, each individually, a “Borrower”), and certain purchasers (such purchasers, collectively, the “Fall 2008 Purchasers”) are parties to that certain Note Purchase Agreement, dated as of September 5, 2008 (as amended, modified or supplemented from time to time, the “Fall 2008 Note Purchase Agreement”);

WHEREAS, the Borrowers and certain purchasers (such purchasers, collectively, the “Spring 2009 Purchasers”) are parties to that certain Note Purchase Agreement, dated as of February 27, 2009 (as amended, modified or supplemented from time to time, the “Spring 2009 Note Purchase Agreement”, and such Spring 2009 Note Purchase Agreement, together with the Fall 2008 Note Purchase Agreement, the “Existing Note Purchase Agreements”);

WHEREAS, the Borrowers and the Existing Collateral Agent entered into that certain Security Agreement, dated as of September 5, 2008, as amended (as amended, modified or supplemented from time to time, the “Existing Security Agreement’), whereby the Borrowers granted to the Existing Collateral Agent a security interest in the collateral described in the Existing Security Agreement for the ratable benefit of each of the Existing Purchasers;

WHEREAS, the Borrowers desire to issue one or more senior secured promissory notes in the aggregate principal amount of up to $3,300,000 (the “Fall 2009 Notes”), pursuant to that certain Note Purchase Agreement, dated as of November 5, 2009 (as amended, supplemented or modified from time to time, the “Fall 2009 Note Purchase Agreement”), by and among the Borrowers and the purchasers listed on Schedule I and Schedule II thereto from time to time (such purchasers, collectively, the “Fall 2009 Purchasers”);

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WHEREAS, in connection with the issuance of the Fall 2009 Notes, the Borrowers and the Fall 2009 Collateral Agent are entering into that certain Security Agreement, dated as of November 5, 2009 (as amended, modified or supplemented from time to time, the “Fall 2009 Security Agreement’), whereby the Borrowers will grant to the Fall 2009 Collateral Agent a security interest in the collateral described in the Fall 2009 Security Agreement (the “Collateral”) for the ratable benefit of each of the Fall 2009 Purchasers;

WHEREAS, in connection with the issuance of the Fall 2009 Notes, the Borrowers and the Fall 2009 Purchasers desire the Existing Purchasers to (i) subordinate the indebtedness (including the right of repayment of principal of and interest) under the notes issued under the Existing Note Purchase Agreements (collectively, the “Subordinated Debt”) and (ii) subordinate their security interest in the Collateral to the rights and security interest of the Fall 2009 Purchasers in the Collateral, pursuant to the terms of the Fall 2009 Note Purchase Agreement and the terms hereof; and

WHEREAS, the Existing Collateral Agent, the Fall 2008 Majority Purchasers and the Spring 2009 Majority Purchasers are willing to agree to the subordination described above.

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Subject to the terms and conditions hereof, each Creditor subordinates to the Fall 2009 Collateral Agent and each of the Fall 2009 Purchasers any security interest or lien that such Creditor may have in the Collateral. Notwithstanding the respective dates of attachment or perfection of the security interest of such Creditor and the security interest of the Fall 2009 Collateral Agent and the Fall 2009 Purchasers, the security interest of the Fall 2009 Collateral Agent and the Fall 2009 Purchasers in the Collateral shall at all times be senior to the security interest of such Creditor.

2.     All Subordinated Debt is subordinated to all obligations of the Borrowers to the Fall 2009 Collateral Agent and the Fall 2009 Purchasers now existing or hereafter arising under the Fall 2009 Note Purchase Agreement, together with all costs of collecting such obligations (including attorneys’ fees), including, without limitation, all interest accruing after the commencement by or against a Borrower of any bankruptcy, reorganization or similar proceeding (collectively, the “Senior Debt”).

3.     No Creditor will demand or receive from the Borrowers (and the Borrowers will not pay to any Creditor) all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, nor will any Creditor exercise any remedy with respect to the Collateral, nor will any Creditor accelerate the Subordinated Debt, or commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against the Borrowers, until such time as the Senior Debt is indefeasibly paid in full in accordance with the terms of the Fall 2009 Note Purchase Agreement. The foregoing notwithstanding, provided that no Event of Default, as defined in the Fall 2009 Note Purchase Agreement, has occurred and is continuing, or would exist immediately after such payment, the Creditors shall be entitled to receive (i) each regularly scheduled, non-accelerated payment of non-default interest as and

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when due and payable and (ii) prepayments of principal and interest provided such payments are made solely with the proceeds of the sale of a Borrower’s equity securities, in either case, in accordance with the terms of the Note Purchase Agreements. Nothing in the foregoing paragraph shall prohibit a Creditor from converting all or any part of the Subordinated Debt into equity securities of a Borrower.

4.     Each Creditor shall promptly deliver to the Fall 2009 Collateral Agent, in the form received (except for endorsement or assignment by such Creditor where required by the Fall 2009 Collateral Agent) for application to the Senior Debt (subject, however, to that certain Subordination Agreement, dated as of November 5, 2009, between Silicon Valley Bank, a California-chartered bank, as senior creditor, and the Fall 2009 Purchasers, as subordinated creditors (as amended, modified or supplemented from time to time, the “SVB Subordination Agreement”)) any payment, distribution, security or proceeds received by such Creditor with respect to the Subordinated Debt other than in accordance with this Agreement.

5.     In the event of a Borrower’s insolvency, reorganization or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, the provisions of this Agreement shall remain in full force and effect, and the Fall 2009 Collateral Agent’s and Fall 2009 Purchasers’ claims against the Borrowers and the estate of the Borrowers shall be paid in full before any payment is made to any Creditor.

6.     Until the Senior Debt is indefeasibly paid in full, each Creditor irrevocably appoints the Fall 2009 Collateral Agent as such Creditor’s attorney-in-fact, and grants to the Fall 2009 Collateral Agent a power of attorney with full power of substitution, in the name of such Creditor or in the name of the Fall 2009 Collateral Agent, for the use and benefit of the Fall 2009 Collateral Agent and the Fall 2009 Purchasers, with notice to such Creditor, to perform at the Fall 2009 Collateral Agent’s option the following acts in any bankruptcy, insolvency or similar proceeding involving a Borrower:

(i)            To file the appropriate claim or claims in respect of the Subordinated Debt on behalf of such Creditor if such Creditor does not do so prior to 30 days before the expiration of the time to file claims in such proceeding and if the Fall 2009 Collateral Agent elects, in its sole discretion, to file such claim or claims; and

(ii)           To accept or reject any plan of reorganization or arrangement on behalf of such Creditor and to otherwise vote such Creditor’s claims in respect of any Subordinated Debt in any manner that the Fall 2009 Collateral Agent deems appropriate for the enforcement of its rights and the rights of the Fall 2009 Purchasers hereunder.

7.     Each Creditor shall immediately affix a legend to the instruments evidencing the Subordinated Debt stating that the instruments are subject to the terms of this Agreement. By the execution of this Agreement, each Creditor hereby authorizes the Fall 2009 Collateral Agent to amend any financing statements filed by such Creditor against either of the Borrowers to indicate that the liens evidenced by such financing statements are subordinated pursuant to the terms hereof.

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8.     No amendment of the documents evidencing or relating to the Subordinated Debt shall directly or indirectly modify the provisions of this Agreement in any manner which might terminate or impair the subordination of the Subordinated Debt or the subordination of the security interests or liens that Creditors may have in any property of the Borrowers. By way of example, such instruments shall not be amended to (i) increase the rate of interest with respect to the Subordinated Debt, or (ii) accelerate the payment of the principal or interest or any other portion of the Subordinated Debt. The Fall 2009 Collateral Agent shall have the sole and exclusive right to restrict or permit, or approve or disapprove, the sale, transfer or other disposition of the Collateral except in accordance with the terms of the Senior Debt. Upon written notice from the Fall 2009 Collateral Agent to the Creditors of the Fall 2009 Purchasers’ agreement to release their liens on all or any portion of the Collateral in connection with the sale, transfer or other disposition thereof by the Fall 2009 Collateral Agent in accordance with the terms of the Fall 2009 Note Purchase Agreement (or by a Borrower with consent of the Fall 2009 Collateral Agent), each Creditor shall be deemed to have also, automatically and simultaneously, released its lien on such Collateral, and each Creditor shall, upon written request by the Fall 2009 Collateral Agent, immediately take such action as shall be necessary or appropriate to evidence and confirm such release. All proceeds resulting from any such sale, transfer or other disposition shall be applied first to the Senior Debt until indefeasible payment in full thereof (subject to the SVB Subordination Agreement), with the balance, if any, to the Subordinated Debt, or to any other entitled party. If any Creditor fails to release its lien as required hereunder, such Creditor hereby appoints the Fall 2009 Collateral Agent as attorney in fact for such Creditor with full power of substitution to release such Creditor’s liens as provided hereunder. Such power of attorney being coupled with an interest shall be irrevocable.

9.     All necessary action on the part of each Creditor, its officers, directors, partners, members and shareholders, as applicable, necessary for the authorization of this Agreement and the performance of all obligations of such Creditor hereunder has been taken. Additionally, the execution, delivery and performance of and compliance with this Agreement will not result in any material violation or default of any term of any of Creditors’ charter, formation or other organizational documents (such as Articles or Certificate of Incorporation, bylaws, partnership agreement, operating agreement, etc.), as applicable.

10.   If, at any time after payment in full of the Senior Debt, any payments of the Senior Debt must be disgorged by the Fall 2009 Collateral Agent or the Fall 2009 Purchasers for any reason (including, without limitation, the bankruptcy of a Borrower), this Agreement and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made, and each Creditor shall immediately pay over to the Fall 2009 Collateral Agent, for payment to the Fall 2009 Purchasers, all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder. At any time and from time to time, without notice to any Creditor, the Fall 2009 Purchasers may take such actions with respect to the Senior Debt as the Fall 2009 Purchasers, in their sole discretion, may deem appropriate, including, without limitation, increasing the amount due, extending the time of payment, increasing applicable interest rates, renewing, compromising or otherwise amending the terms of any documents affecting the Senior Debt and any collateral securing the Senior Debt, and enforcing or failing to enforce any rights against a Borrower or any other person. No such action or inaction shall impair or otherwise affect the Fall 2009 Collateral Agent’s or the Fall 2009 Purchasers’ rights hereunder.

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11.   This Agreement shall bind any successors, heirs and assignees of the Creditors and shall benefit any heirs and assigns of the Fall 2009 Collateral Agent and the Fall 2009 Purchasers. This Agreement shall remain effective until such time as the Senior Debt is indefeasibly paid in full. None of the Creditors shall be entitled to assign or transfer any of its rights, benefits or obligations hereunder without the prior written consent of the Fall 2009 Collateral Agent, and any attempted assignment or transfer by such Creditor without such consent shall be null and void. This Agreement is solely for the benefit of the Creditors, on the one hand, and the Fall 2009 Collateral Agent and the Fall 2009 Purchasers, on the other hand, and not for the benefit of the Borrowers or any other party.

12.   Each Creditor hereby agrees to execute such documents and/or take such further action as the Fall 2009 Collateral Agent may at any time or times reasonably request in order to carry out the provisions and intent of this Agreement, including, without limitation, ratifications and confirmations of this Agreement from time to time hereafter, as and when requested by the Fall 2009 Collateral Agent.

13.   This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

14.   This Agreement shall be governed by, and construed in accordance with, the internal laws (and not the law of conflicts) of the State of New York. Each of the Creditors hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and such Creditor irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. Each of the Creditors agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Fall 2009 Collateral Agent or the Fall 2009 Purchasers may otherwise have to bring any action or proceeding relating to this Agreement against such Creditor or its properties in the courts of any jurisdiction. Each of the Creditors hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section. Each of the Creditors hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Creditors hereby irrevocably waives and agrees not to claim immunity from suit, from the jurisdiction of any court, from attachment prior to, or in aid of execution of, a judgment, or from execution of a judgment.

15.   EACH OF THE CREDITORS HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COLLATERAL OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT

6

OR ANY OTHER THEORY). EACH OF THE CREDITORS ACKNOWLEDGES THAT THE FALL 2009 COLLATERAL AGENT HAS BEEN INDUCED TO ACCEPT THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVER OF RIGHT TO A JURY TRIAL BY SUCH CREDITOR. THIS WAIVER IS SEPARATELY GIVEN, KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY EACH OF THE CREDITORS, AND SUCH CREDITOR HEREBY ACKNOWLEDGES THAT NO REPRESENTATION OF FACT OR OPINION HAS BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THE FALL 2009 COLLATERAL AGENT AND THE FALL 2009 PURCHASERS ARE HEREBY AUTHORIZED TO SUBMIT THIS AGREEMENT TO ANY COURT HAVING JURISDICTION OVER THE SUBJECT MATTER OF THIS AGREEMENT, THE COLLATERAL OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR OVER THE CREDITORS, SO AS TO SERVE AS CONCLUSIVE EVIDENCE OF SUCH WAIVER OF RIGHT TO A TRIAL BY JURY. EACH OF THE CREDITORS REPRESENTS AND WARRANTS TO THE FALL 2009 COLLATERAL AGENT AND EACH OF THE FALL 2009 PURCHASERS THAT SUCH CREDITOR HAS BEEN REPRESENTED IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH SUCH COUNSEL.

16.   This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments. No Creditor is relying on any representations by the Fall 2009 Collateral Agent, the Fall 2009 Purchasers, or by either of the Borrowers in entering into this Agreement, and each Creditor has kept, and will continue to keep, itself fully apprised of the financial and other condition of the Borrowers. This Agreement may be amended only by written instrument signed by the Creditors and the Fall 2009 Collateral Agent.

17.   Should any one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any jurisdiction, the same shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity, illegality or unenforceability of a particular provision in a particular jurisdiction shall not render such provision invalid, illegal or unenforceable in any other jurisdiction.

18.   Capitalized terms defined in the preamble, whereas clauses and sections hereof and used herein shall have the meanings given to such terms in such preamble, whereas clauses and sections.

[Signatures follow.]

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IN WITNESS WHEREOF, the undersigned have executed this Subordination Agreement as of the date first written above.

“Fall 2009 Collateral Agent”:

SG PHOENIX LLC

By:
Name:
Title:

Subordination Agreement

“Fall 2009 Collateral Agent”:

PHOENIX VENTURE FUND LLC

By:
Name:
Title:

Subordination Agreement

“Fall 2008 Majority Purchasers”:

PHOENIX VENTURE FUND LLC

By:	SG Phoenix Ventures LLC,
its Managing Member

By:
Name:
Title:

Principal amount of Notes currently outstanding held: $940,000.

PHOENIX ENTERPRISES FAMILY FUND LLC

By:
Name:
Title:

Principal amount of Notes currently outstanding held: $717,500.

JAG MULTI INVESTMENTS LLC

By:
Name:
Title:

Principal amount of Notes currently outstanding held: $717,500.

Subordination Agreement

“Spring 2009 Majority Purchasers”:

IAN SCOTT

Principal amount of Notes currently outstanding held: $100,000.

Subordination Agreement

“Spring 2009 Majority Purchasers”:

DON YOUNG

Principal amount of Notes currently outstanding held: $100,000.

Subordination Agreement

“Spring 2009 Majority Purchasers”:

BRADY STONER

Principal amount of Notes currently outstanding held: $200,000.

Subordination Agreement

“Spring 2009 Majority Purchasers”:

JIM O’DONNELL

Principal amount of Notes currently outstanding held: $100,000.

Subordination Agreement

“Spring 2009 Majority Purchasers”:

NANCY RABBACH

Principal amount of Notes currently outstanding held: $50,000.

Subordination Agreement

“Spring 2009 Majority Purchasers”:

YZAR Ventures Ltd

By:

Name: Frederique Meyer Erdin for and on behalf of SWITCO GMBH being
Title: Sole corporate director

Principal amount of Notes currently outstanding held: $100,000.

Subordination Agreement

The undersigned approve of the terms of this Subordination Agreement.

“Subsidiary”:

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

By:
Name:
Title:

“Parent”:

XPLORE TECHNOLOGIES CORP.

By:
Name:
Title:

Subordination Agreement

EXHIBIT F

Debt Covenants

1.             Affirmative Covenants.

1.1           Taxes.  The Borrowers shall file all tax returns and pay or make adequate provision for the payment of all taxes, assessments and other charges on or prior to the date when due.

1.2           Notice of Litigation.  The Parent shall promptly notify the Agent, acting on behalf of the Purchasers, in writing of any litigation, suit or administrative proceeding which may materially and adversely affect the Collateral or any Borrower’s business, assets, operations, prospects or condition, financial or otherwise, whether or not the claim is covered by insurance.

1.3           Change In Location.  The Parent shall notify the Agent, acting on behalf of the Purchasers, in writing 45 days prior to any change in the location of either Borrower’s chief executive office or the location of any Collateral, or a Borrower’s opening or closing of any other place of business.

1.4           Corporate Existence.  Each Borrower shall maintain its corporate existence and its qualification to do business and good standing in all states necessary for the conduct of its business and the ownership of its property and maintain adequate assets, trademarks, copyrights, licenses and patents, for the conduct of its business.

1.5           Labor Disputes.  The Parent shall promptly notify the Agent, acting on behalf of the Purchasers, in writing of any material labor dispute to which a Borrower is or may become subject and the expiration of any labor contract to which a Borrower is a party or bound.

1.6           Violations of Law.  The Parent shall promptly notify the Agent, acting on behalf of the Purchasers, in writing of any violation of any Law of any Governmental Authority, or of any agency thereof, applicable to a Borrower which may materially and adversely affect the Collateral or any Borrower’s  business, assets, prospects, operations or condition, financial or otherwise.

1.7           Defaults.  The Parent shall notify the Agent, acting on behalf of the Purchasers, in writing within five Business Days of the occurrence of a Borrower’s default under any note, indenture, loan agreement, mortgage, lease or other agreement to which such Borrower is a party or by which such Borrower is bound that is material to its business, assets, prospects, operations or condition, financial or otherwise, or any other default under any indebtedness.

1.8           Capital Expenditures.  The Parent shall promptly notify the Agent, acting on behalf of the Purchasers, in writing of any Capital Expenditure materially affecting a Borrower’s business, assets, prospects, operations or condition, financial or otherwise.

Subordination Agreement

1.9           Books and Records.  Each Borrower shall keep adequate records and books of account with respect to such Borrower’s business activities in which proper entries are made in accordance with GAAP, reflecting all of such Borrower’s financial transactions.

1.10         Financial Statements.  The Parent shall furnish to the Agent, acting on behalf of the Purchasers:

(a)       As soon as practicable, and in any event within two (2) days of the date of filing thereof by the Parent with the SEC pursuant to the Parent’s reporting requirements under the Exchange Act, the Parent shall furnish to the Agent, acting on behalf of the Purchasers, Consolidated statements of income, cash flows and changes in stockholders’ equity of the Borrowers for such fiscal year and a Consolidated balance sheet of the Borrowers as of the close of such fiscal year, and notes to each, all in reasonable detail, setting forth in comparative form the corresponding figures for the preceding calendar year; and

(b)       As soon as practicable, and in any event within two (2) days of the date of filing thereof by the Parent with the SEC pursuant to the Parent’s reporting requirements under the Exchange Act, the Parent shall furnish to the Agent, acting on behalf of the Purchasers, unaudited Consolidated statements of income and cash flows of the Borrowers for such fiscal quarter and for the period from the beginning of such fiscal year to the end of such fiscal quarter and an unaudited Consolidated balance sheet of the Borrowers as of the close of such fiscal quarter, all in reasonable detail, setting forth in comparative form the corresponding figures for the same periods or as of the same date during the preceding fiscal year.

1.11         Further Information; Further Assurances.  The Parent shall, with reasonable promptness, provide to the Agent, acting on behalf of the Purchasers, such further assurances and additional information, reports and statements respecting each Borrowers’ business, operations, properties and financial condition as the Agent, acting on behalf of the Purchasers, may from time to time reasonably request.

2.             Negative Covenants.

Each Borrower covenants and agrees that until all Note Indebtedness has been paid in full, it will not do any of the following without the consent of the Agent, acting on behalf of the Purchasers:

(a)       merge or consolidate with another corporation or entity;

(b)       acquire any assets, except in the ordinary course of business;

(c)       enter into any other transaction outside the ordinary course of business;

(d)       sell or transfer any Collateral, except for the sale of finished Inventory in the ordinary course of such Borrower’s business, the grant of non-exclusive licenses and similar arrangements for the use of property of such Borrower in the ordinary course of business, and the sale of obsolete or unneeded Equipment in the ordinary course of such Borrower’s business;

(e)       sell any Inventory on a sale-or-return, guaranteed sale, consignment, or other contingent basis;

(f)        make any loans of any money or other assets to any Person except for intercompany loans between the Borrowers;

(g)       incur any debts, other than as permitted by the Senior Lenders and debts in the ordinary course of business which would not reasonably be expected to have in a Material Adverse Effect;

(h)       guarantee or otherwise become liable with respect to the obligations of another party or entity, other than Permitted Liens or as permitted by the Senior Lenders;

(i)        redeem, retire, purchase or otherwise acquire, directly or indirectly, any of such Borrower’s stock;

(j)        engage, directly or indirectly, in any business other than the businesses currently engaged in by such Borrower or reasonably related thereto;

(k)       pay or declare any dividends on such Borrower’s stock (except for dividends payable solely in stock of such Borrower); or

(l)        dissolve or elect to dissolve.

EXHIBIT G

APPOINTMENT OF AGENT BY INDIVIDUALS IN NEW YORK

Effective September 1, 2009, the New York General Obligations Law requires that a power of attorney executed by an individual in the State of New York (regardless of where that individual resides) must contain certain wording provided in Section 5-1513 of the General Obligations Law.  While the Borrowers and the Agent do not think that the changes in the law were intended to cover commercial transactions such as the one contemplated by the Note Purchase Agreement, in order to fully comply with existing law, all individuals (not entities) executing the Note Purchase Agreement in the State of New York must also execute the following power of attorney.

Reference is made to that certain Note Purchase Agreement, dated as of November 5, 2009 (the “Agreement”), by and between by and among Xplore Technologies Corp., a Delaware corporation (the “Parent”), Xplore Technologies Corporation of America, a Delaware corporation and wholly-owned subsidiary of the Parent (the “Subsidiary” and collectively with the Parent, the “Borrowers”), and the purchasers listed on Schedule I hereto, each of which is herein referred to as an “Initial Purchaser” and the purchasers listed from time to time on Schedule II hereto, each of which is herein referred to as an “Additional Purchaser”, and collectively, as the “Purchasers”.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Note Purchase Agreement.

(a)  CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to spend your money and sell or dispose of your property during your lifetime without telling you.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this.

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us  or www.assembly.state.ny.us.

If there is anything about this document that you do not understand, you should ask a lawyer of your own choosing to explain it to you.

(b)  DESIGNATION OF AGENT:

I,                                                                                     , hereby irrevocably appoint:

[name and address of principal]

SG Phoenix LLC, 110 East 59th Street, Suite 1901, New York, NY 10022, as my agent

(c)  This POWER OF ATTORNEY shall not be affected by my subsequent incapacity.

(d)  This POWER OF ATTORNEY DOES NOT REVOKE any prior Powers of Attorney executed by me.

(e)  This POWER OF ATTORNEY SHALL NOT BE REVOKED by any subsequent Powers of Attorney unless the revocation is expressly provided for in such Powers of Attorney executed by me.

(f)  GRANT OF AUTHORITY:

I grant authority to my agent in my name and on my behalf to execute, deliver, amend, waive, terminate or otherwise modify any Loan Document, subject to Section 11.18(b) of the Agreement, and exercise all rights and powers granted to me as a Purchaser, and/or the agent, acting on behalf of the me or the other Purchasers, under the Agreement and the Loan Documents, together with such powers as are reasonably incidental thereto (including entering into any amendment, waiver or modification subject to Section 11.18(b)), and (ii) to hold, dispose, or otherwise deal with the Collateral (as defined in the Security Agreement) for its own benefit and the pro rata benefit of the Purchasers, subject to the terms and conditions of the obligations of the agent as provided in the Agreement and in the Loan Documents.

(g)  TERMINATION:  This Power of Attorney continues until I revoke it or it is terminated by my death or other event described in section 5-1511 of the General Obligations Law.

Section 5-1511 of the General Obligations Law describes the manner in which you may revoke your Power of Attorney, and the events which terminate the Power of Attorney.

(h)  SIGNATURE AND ACKNOWLEDGMENT:

In Witness Whereof, I have hereunto signed my name on                                         , 20      .

PRINCIPAL signs here: ==>

STATE OF NEW YORK	)
	)	ss.:
COUNTY OF	)

On the                day of                         , in the year           , before me, the undersigned, a Notary Public in and for said state, personally appeared                                                     , personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the person or the entity upon behalf of which the person acted, executed the instrument.

Notary Public

(i)  IMPORTANT INFORMATION FOR THE AGENT:

When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until you resign or the Power of Attorney is terminated or revoked.  You must:

(1)                    act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2)                    avoid conflicts that would impair your ability to act in the principal’s best interest;

(3)                    keep the principal’s property separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)                    keep a record or all receipts, payments, and transactions conducted for the principal; and

(5)                    disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner:  (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent:

The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

(j)  AGENT’S SIGNATURE AND ACKNOWLEDGMENT OF APPOINTMENT:  It is not required that the principal and the agent(s) sign at the same time, nor that multiple agents sign at the same time.

SG Phoenix LLC has read the foregoing Power of Attorney.  It is the person identified therein as agent for the principal named therein.

It acknowledges its legal responsibilities.

Agent signs here: ==>	SG Phoenix LLC

By:

Name:
Title:

STATE OF NEW YORK	)
	)	ss.:
COUNTY OF	)

On the            day of                          in the year            before me personally came                                                      to me known, who, being by me duly sworn, did depose and say that he resides in                                                                                      (if the place of residence is in a city, include the street and street number, if any, thereof); that he is the managing member of SG Phoenix LLC, the limited liability company described in and which executed the above instrument; and that he signed his name thereto by authority of the managing member of said limited liability company.

Notary Public

EXHIBIT H

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND SUCH NOTE MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER AND SUCH APPLICABLE STATE SECURITIES LAWS.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE TO THE INDEBTEDNESS (INCLUDING INTEREST) OF THE BORROWERS REPRESENTED BY THAT CERTAIN AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT DATED AS OF SEPTEMBER 11, 2009 (THE “A&R LOAN AGREEMENT”), BY AND AMONG THE SUBSIDIARY AND THE SENIOR LENDER, AS SUCH A&R LOAN AGREEMENT MAY BE AMENDED, SUPPLEMENTED, RESTATED OR OTHERWISE MODIFIED FROM TIME TO TIME OR ANY REFINANCINGS THEREOF.

SENIOR SECURED SUBORDINATED PROMISSORY NOTE

$                                                                                                                                                                                    , 2009

FOR VALUE RECEIVED, the undersigned, Xplore Technologies Corp., a Delaware corporation, (the “Parent”) and Xplore Technologies Corporation of America, a Delaware corporation and a wholly-owned subsidiary of the Parent (the “Subsidiary” and collectively with the Parent, the “Borrowers”), promise to pay to                    (the “Holder”), the principal sum of                                  DOLLARS ($                ) with interest on the unpaid balance from the date hereof, at the rate of 10% per annum on the unpaid principal amount, in lawful money of the United States of America or as otherwise provided in Section 3 hereof, at                                                                           , or at such other place as the Holder may designate in writing. This Note is one of the senior secured subordinated promissory notes (collectively, the “Notes”) referred to in, and purchased pursuant to, the Note Purchase Agreement dated November 5, 2009, as amended from time to time, among the Borrowers and the Purchasers named therein (the “Note Purchase Agreement”) and evidences a borrowing from the Holder by the Borrowers under the Note Purchase Agreement.  The obligations of the Borrowers under this Note are secured as provided in the Note Purchase Agreement and the Loan Documents.

1.             Maturity Date.  The principal of this Note, together will all unpaid interest and any other fees or expenses otherwise due and owed to the Holder under the Note Purchase Agreement, shall be due and payable on December 31, 2011 (the “Maturity Date”). The Borrowers may prepay the Note in whole or in part, at any time prior to the Maturity Date, without penalty.

2.             Pro-Rata Payment.  If the Borrowers are not able to pay to the holders of the Notes the full amounts due at any time when payments under the Notes become due and payable by the Borrowers, either on the Maturity Date or upon the occurrence of an Event of Default, or upon prepayment at the option of the Borrowers, the holders of the Notes shall share ratably in any distribution of the Borrowers pro rata in proportion to the respective principal amounts of each such holder’s Notes and senior to the holders of the Fall 2008 Notes (as defined in the Note Purchase Agreement) and the Spring 2009 Notes (as defined in the Note Purchase Agreement).

3.             Payment of Interest.

(a)           Interest on the unpaid principal amount of this Note shall be due and payable quarterly on March 31, June 30, September 30 and December 31 of each calendar year the Note is outstanding commencing on December 31, 2009 and ending with a final quarterly interest payment on the Maturity Date in cash or, at the option of the Parent, in shares of the Parent’s Common Stock at 75% of the then current market price of such Common Stock on the interest payment date. For purposes hereof, the term then current market price means the volume weighted average trading price, as traded on the OTC Bulletin Board or such other securities exchange or quotation system which on the date of determination constitutes the principal securities market for the shares of the Parent’s Common Stock, for the five (5) trading days prior to the applicable interest payment date.

(b)           All computations of interest payable hereunder shall be made on the basis of the actual number of days in the period for which such interest is payable and a year of 365 or 366 days, as applicable.

(c)           Notwithstanding any other provision of this Note, to the extent permitted by applicable law, interest shall be due and payable on any overdue installment of principal or interest on this Note (including amounts due and unpaid upon any acceleration of this Note) at a rate equal to the lesser of (i) fourteen percent (14%) and (ii) the maximum rate permitted by applicable law (the “Maximum Rate”).

4.             Event of Default; Remedies.  Upon the occurrence and during the continuance of an Event of Default, this Note may be accelerated in the manner described in the Note Purchase Agreement and the Holder and the Agent shall have all of the rights and remedies provided in the Note Purchase Agreement and the Loan Documents.

5.             Waiver of Certain Rights.  Subject to any applicable notice periods, all parties to this Note, including Borrowers and any sureties, endorsers, or guarantors, hereby waive protest, presentment, notice of dishonor, and notice of acceleration of maturity and agree to continue to remain bound for the payment of principal, interest and all other sums due under this Note notwithstanding any change or changes by way of release, surrender, exchange, modification or substitution of any security for this Note or by way of any extension or extensions of time for the payment of principal and interest; and all such parties waive all and every kind of notice of such change or changes and agree that the same may be without notice or consent of any of them.

6.             Enforcement.  The Holder may enforce this Note as described in the Note Purchase Agreement.

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7.             Subordination.  Repayment of this Note shall be subordinated to the extent and in the manner set forth in any subordination agreement between the Borrowers, the Agent on behalf of all the holders of the Notes and any Senior Lender of the Borrowers.

8.             Security.  This Note is entitled to the benefits, granted to the Agent on behalf of the Purchasers, set forth in the Security Agreement.

9.             Priority.  The indebtedness under this Note shall rank senior to the indebtedness under the Fall 2008 Notes and the Spring 2009 Notes.

10.           Definitions.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Note Purchase Agreement.

11.           Miscellaneous.  The following general provisions apply:

(a)           This Note, and the obligations and rights of the Borrowers and the Holder hereunder, shall be binding upon and inure to the benefit of the Borrowers, the Holder, and their respective heirs, personal representatives, successors and assigns.

(b)           All notices, requests, consents and demands hereunder shall be made in writing in the manner described in the Note Purchase Agreement.

(c)           Whenever possible, each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Note will be reformed, construed and enforced in such jurisdiction to the greatest extent possible to carry out the intentions of the parties hereto.

(d)           This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York.  Each of the parties hereto hereby irrevocably consents to the (non-exclusive) jurisdiction of the courts of the State of New York and of any Federal court located therein in connection with any suit, action or other proceeding arising out of or relating to this Note and waives any objection to venue in the State of New York.

(e)           Recourse under this Note shall be solely as provided in the Note Purchase Agreement and the Loan Documents and in no event to the officers, directors or shareholders of the Borrowers.

(f)            No provision in this Note, or in any instrument or any other document evidencing the obligations hereunder, executed by the Borrowers or any guarantor, endorser or other party now or hereafter becoming liable for payment of this Note, shall require the payment or permit the collection of interest in excess of the Maximum Rate.  If any excess of interest in such respect is provided for herein or in any such instrument, or other document, the provisions of this paragraph shall govern, and

3

neither of the Borrowers nor any guarantor, endorser or other party shall be obligated to pay the amount of such interest to the extent that it is in excess of the Maximum Rate.  The intention of the Borrowers and the Holder being to conform strictly to any applicable federal or state usury laws now in force, all promissory notes, instruments and other documents executed by the Borrowers or any guarantor, endorser or other party evidencing the obligations under this Note shall be held subject to reduction to the amount allowed under said usury laws as now or hereafter construed by the courts having jurisdiction.

(g)           Reference is hereby made to Section 11.18 of the Note Purchase Agreement that authorizes the Agent and/or the holders of the Notes holding at least 51% of the aggregate principal amount of the Notes then outstanding to take action on behalf of all the holders of the Notes.

Signature on the following page

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IN WITNESS WHEREOF, each Borrower has caused this instrument to be executed in its corporate name by a duly authorized officer, by order of its Board of Directors as of the day and year first above written.

XPLORE TECHNOLOGIES CORP.

By:
Michael J. Rapisand
Chief Financial Officer

XPLORE TECHNOLOGIES CORPORATION OF AMERICA

By:
Michael J. Rapisand
Chief Financial Officer

EXHIBIT I

THIS SECURITY AND THE SHARES OF COMMON STOCK WHICH MAY BE PURCHASED UPON THE EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION AND REGISTRATION UNDER APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER AND SUCH APPLICABLE STATE SECURITIES LAWS.

WARRANT TO PURCHASE
SHARES OF
COMMON STOCK OF
XPLORE TECHNOLOGIES CORP.

No.: W -	Number of Warrant Shares:
Date of Issuance: , 2009

FOR VALUE RECEIVED, subject to the provisions hereinafter set forth, the undersigned, Xplore Technologies Corp., a corporation incorporated under the laws of the State of Delaware (together with its successors and assigns, the “Issuer”), hereby certifies that                      or [his/her/its] registered assigns is entitled to subscribe for and purchase, during the period specified in this Warrant, up to                    shares of Common Stock of the duly authorized, validly issued, fully paid and nonassessable shares of Common Stock of the Issuer, at an exercise price per share equal to the Warrant Price then in effect, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

This Warrant is issued pursuant to the terms of a Note Purchase Agreement dated November 5, 2009, among the Issuer, Xplore Technologies Corporation of America, a Delaware corporation and wholly-owned subsidiary of the Issuer, and the purchasers listed on Schedule I and Schedule II thereto (the “Note Purchase Agreement”).

Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 8 hereof.

1.             Expiration Date. This Warrant shall expire at 5:00 p.m. (Austin, Texas time) on January 15, 2013 (the “Expiration Date”).  On the Expiration Date, all rights of the Holder to purchase Common Stock pursuant to this Warrant shall immediately terminate.

2.             Method of Exercise; Issuance of New Warrant; Transfer and Exchange.

(a)           Time of Exercise.  The purchase rights represented by this Warrant may be exercised by the Holder, in whole or in part, at any time beginning on January 15, 2010 and ending on the Expiration Date.

(b)           Method of Exercise.  The Holder hereof may exercise this Warrant, in whole or in part, by the surrender of this Warrant, with the exercise form in the form attached hereto as Exhibit A, duly executed, at the principal office of the Issuer, and by the payment to the

Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of Warrant Shares with respect to which this Warrant is then being exercised. Payment may be made by (i) certified check payable to the Issuer’s order or (ii) wire transfer of funds to the Issuer.

(c)           Net Issue Election.  The Holder may elect to receive, without the payment by the Holder of any additional consideration, shares equal to the value of this Warrant or any portion hereof by the surrender of this Warrant or such portion, together with a duly executed notice of exercise in the form attached hereto as Exhibit B, at the principal office of the Issuer.  Thereupon, the Issuer shall issue to the Holder such number of shares of Common Stock as is computed using the following formula:

X = Y (A-B)

A

Where

X =                             the number of shares of Common Stock to be issued to the Holder pursuant to this Section 2(c).

Y =                              the number of shares of Common Stock covered by this Warrant in respect of which the net issue election is made pursuant to this Section 2(c).

A =                            the Per Share Market Value of one share of Common Stock on the date immediately prior to the date the net issue election is made pursuant to this Section 2(c).

B =                              the Warrant Price in effect under this Warrant at the time the net issue election is made pursuant to this Section 2(c).

(d)           Issuance of Common Stock Certificates.  In the event of any exercise of the rights represented by this Warrant in accordance with and subject to the terms and conditions hereof, (i) certificates for the Warrant Shares so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding ten (10) Trading Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the Holder of the Warrant Shares so purchased as of the date of such exercise, and (ii) unless this Warrant has expired, a new Warrant representing the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereof at the Issuer’s expense within such time.

(e)           Transferability of Warrant.  Subject to Section 2(f), this Warrant may be transferred by a Holder without the consent of the Issuer, subject to applicable law and the right of the Issuer to require that the transferee be an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act. If transferred pursuant to this paragraph and subject to the provisions of subsection (f) of this Section 2, this Warrant may be transferred on the books of the Issuer by the Holder hereof, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed by the Holder executing an assignment in the form attached hereto. This

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Warrant is exchangeable at the principal office of the Issuer for Warrants for the purchase of the same aggregate number of Warrant Shares.

(f)            Compliance with Securities Laws.

(i)            The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant is being acquired by the Holder as principal and solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell, pledge or otherwise dispose of this Warrant except pursuant to an effective registration statement under the Securities Act, or an opinion of counsel in a form reasonably satisfactory to the Issuer that such registration is not required under the Securities Act, and in accordance with the rules and regulations of all applicable securities laws.

(ii)           The Holder acknowledges and agrees that it will comply with all applicable stock exchange or quotation system rules and any applicable securities legislation, orders, rules or policy statements concerning the purchase of Warrant Shares. All certificates representing Warrant Shares issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE CORPORATION THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS.

3.             Shares Fully Paid; Covenants; Loss of Warrants.

(a)           Shares Fully Paid.  The Issuer represents, warrants, covenants and agrees that all Warrant Shares which may be issued upon the exercise of this Warrant in accordance with the terms hereof will, at the time of issuance, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by Issuer.  The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the Issuer will at all times have authorized and reserved for the purpose of the issue upon exercise of this Warrant a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.

(b)           Covenants.  The Issuer shall not by any action including, without limitation, amending the Articles of the Issuer, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be reasonably necessary or appropriate to protect the rights of the Holder hereof against dilution (but only to the extent specifically provided in Section 4 hereof) or impairment. Without limiting

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the generality of the foregoing, the Issuer will (i) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than such restrictions as are expressly set forth herein and subject to applicable securities laws) upon the exercise of this Warrant; and (ii) use its reasonable best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.

(c)           Loss, Theft, Destruction of Warrants.  Upon receipt of evidence reasonably satisfactory to the Issuer of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same number of shares of Common Stock.

4.             Adjustment of Warrant Price.  The Warrant Price and kind of Securities purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a)           Recapitalization; Reorganization; Reclassification; Consolidation; Merger or Sale.

(i)            In case the Issuer at any time prior to the Expiration Date shall do any of the following (each, a “Triggering Event”):  (A) consolidate with or merge into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, or (B) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger, any Capital Stock of the Issuer shall be changed into or exchanged for Securities of any other Person or cash or any other property, or (C) transfer, sell or otherwise dispose all or substantially all of its properties or assets to any other Person, then, and in the case of each such Triggering Event, proper provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled, upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive, and shall accept, at the Warrant Price in effect at the time immediately prior to the consummation of such Triggering Event in lieu of the shares of Common Stock issuable upon such exercise of this Warrant prior to such Triggering Event, the Securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto, subject to adjustments and increases (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for in this Section 4.

(ii)           Notwithstanding anything contained in this Warrant to the contrary, the Issuer will not, at any time prior to the Expiration Date, effect any Triggering Event (other than a merger involving the Issuer and one or more of its wholly-owned subsidiaries),

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unless, prior to the consummation thereof, each Person (other than the Issuer) which as a result of such Triggering Event may be required to deliver any Securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder, (A) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant) and (B) the obligation to deliver to such Holder such Securities, cash or property as in accordance with the foregoing provisions of this subsection (a).

(b)           Subdivision or Consolidation of Common Stock.  If the Issuer, at any time prior to the Expiration Date, shall subdivide or consolidate the outstanding shares of Common Stock (A) in case of subdivision of shares, the Warrant Price shall be proportionately reduced (as at the effective date of such subdivision) to reflect the increase in the total number of shares of Common Stock outstanding as a result of such subdivision, or (B) in the case of a consolidation of the outstanding shares of Common Stock, the Warrant Price shall be proportionately increased (as at the effective date of such consolidation) to reflect the reduction in the total number of shares of Common Stock outstanding as a result of such consolidation.

(c)           Certain Dividends and Distributions.  If the Issuer, at any time prior to the Expiration Date, shall:

(i)            Stock Dividends.  Pay a stock dividend to, or make any other distribution to, its holders of Common Stock, the Warrant Price shall be adjusted, as at the date of such payment or other distribution, to that price determined by multiplying the Warrant Price in effect immediately prior to such payment or other distribution, by a fraction (1) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (2) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution (plus in the event that the Issuer paid cash for fractional shares, the number of additional shares which would have been outstanding had the Issuer issued fractional shares in connection with said dividends); or

(ii)           Other Dividends.  Pay a cash dividend on, or make any distribution of its assets upon or with respect to (including, but not limited to, a distribution of its property as a dividend in liquidation or partial liquidation or by way of return of capital), the Common Stock (other than as described in clause (i) of this subsection (c)), then on the record date for such payment or distribution, this Warrant shall represent a right to acquire upon exercise, in addition to the number of Warrant Shares under this Warrant, and without payment of any additional consideration therefor, the amount of such dividend or additional stock or other Securities or property of the Issuer to which such Holder would have been entitled upon such date if such Holder had exercised this Warrant immediately prior thereto.

(d)   Adjustment of Warrant Price Upon Issuance of Additional Common Stock. If the Issuer, at any time prior to the Expiration Date, shall issue Additional Common Stock at a price per share, or with an exercise price or conversion price (as the case may be), lower than the Warrant Price in effect at such time, then the Warrant Price shall be reduced, concurrently with

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such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

WP2 = (WP1 * (A + B)) / (A + C)

For purposes of the foregoing formula, the following definitions shall apply:

(A)          “WP2” shall mean the Warrant Price in effect immediately after such issue of Additional Common Stock;

(B)           “WP1” shall mean the Warrant Price in effect immediately prior to such issue of Additional Common Stock;

(C)           “A” shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon conversion or exchange of all Convertible Securities outstanding immediately prior to such issue);

(D)          “B” shall mean the number of shares of Common Stock that would have been issued if such Additional Common Stock had been issued at a price per share equal to WP1; and

(E)           “C” shall mean the number of such Additional Common Stock issued in such transaction.

(e)           Outstanding Common Stock. With respect to the making of adjustments in the Warrant Price, the number of shares of Common Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Issuer or any of its Subsidiaries.

(f)            Other Action Affecting the Common Stock. In case the Issuer at any time prior to the Expiration Date shall take any action affecting its shares of Common Stock, other than an action described in any of the foregoing subsections (a) through (d) of this Section 4, inclusive, and the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principle of this Section 4, then, the Warrant Price shall be adjusted in such manner and at such time as the Board may in good faith determine to be equitable in the circumstances.

(g)           Form of Warrant after Adjustments.  The form of this Warrant need not be changed because of any adjustments in the Warrant Price or the number and kind of Securities purchasable upon the exercise of this Warrant.

5.             Notice of Adjustments.  Whenever the Warrant Price shall be adjusted pursuant to Section 4 hereof (for purposes of this Section 5, an “adjustment”), the Issuer shall deliver notice to the Holder of such adjustment and shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), the calculations

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made in connection therewith and the Warrant Price after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment. Any failure of the Chief Financial Officer to deliver such certificate shall not prejudice the rights of the Holder in connection with the applicable adjustment. Any dispute between the Issuer and the Holder with respect to the matters set forth in such certificate shall be determined by the Issuer’s independent outside auditors or, if they are unable to act, by such firm of independent chartered accountants as may be selected by the Board, and any such determination shall be conclusive and binding on the Issuer, the Holder and the transfer agent for the Common Stock. The firm selected by the Issuer as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Issuer and such Holder within thirty days after submission to it of such dispute.  The fees and expenses of such accounting firm shall be borne equally by such Holder and the Issuer.

6.             Fractional Shares.  No fractional Warrant Shares will be issued in connection with any exercise hereof, but in lieu of such fractional shares, the Issuer shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Per Share Market Value then in effect.

7.             Rules Regarding Calculation of Adjustment of Warrant Price.

(a)           No adjustment in the Warrant Price will be required unless such adjustment would result in a change of at least 1% in the prevailing Warrant Price; provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

(b)           If the Issuer sets a record date to determine the holders of Common Stock for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Warrant Price shall be made.

8.             Definitions.  For the purposes of this Warrant, the following terms have the following meanings:

“Additional Common Stock” means all shares of Common Stock and Convertible Securities issued by the Issuer prior to the Expiration Date, except (i) the Warrant Shares, (ii) Common Stock or Convertible Securities issued in connection with a bona fide business acquisition of or by the Issuer, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; (iii) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to financial institutions, other financing sources, or lessors, vendors, suppliers and other third party service providers in connection with commercial credit arrangements, equipment financings, supply and materials purchases, third party service procurement or similar transactions as approved by the Board; (iv)  Common Stock issued pursuant to the exercise of options and warrants outstanding on the date of issuance of this Warrant; (v) Common Stock issued in a bona fide firm commitment

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underwritten public offering, (vi) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to joint venture or strategic partners pursuant to agreements authorized by the Board, (vii) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to employees, consultants, officers or directors of the Issuer pursuant to compensatory stock purchase or stock option plans, agreements or arrangements approved by the Board, (viii) Common Stock (including Common Stock issued upon the conversion or exercise of Convertible Securities) or Convertible Securities issued to underwriters, brokers, dealers, finders or others in connection with fundraising (debt or equity) activities, (ix) Common Stock issued upon conversion or exercise of Convertible Securities outstanding on the date of issuance of this Warrant, (x) Common Stock issued as dividends on any series of the Issuer’s preferred stock or debt, whether existing now or in the future, and (xi) Common Stock issued in connection with a stock dividend or distribution covered by Section 4(c)(i) or (ii).

“Articles of the Issuer” means the Certificate of Incorporation and by-laws of the Issuer as in effect on the date of issuance of this Warrant, and as hereafter from time to time amended, modified, supplemented or restated in accordance with the terms hereof and thereof and pursuant to applicable law.

“Board” shall mean the Board of Directors of the Issuer.

“Business Day” means any day other than Saturday, Sunday or a day on which chartered banks are closed for business in New York, New York.

“Capital Stock” means (i) any and all shares, interests, participations or other equivalents of or interests in  (however designated) corporate stock, including, without limitation, shares of preferred stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership,  (iii) all membership interests or limited liability company interests in any limited liability company, and (iv) all equity or ownership interests in any Person of any other type.

“Common Stock” means the shares of Common Stock, par value $0.001 per share, of the Issuer and any other shares of Capital Stock into which such stock may hereafter be changed.

“Convertible Securities” means evidences of indebtedness, Capital Stock or other Securities which are or may be at any time convertible into or exchangeable or exercisable for shares of Common Stock.  The term “Convertible Security” means one of the Convertible Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar Federal statute then in effect.

“Expiration Date” has the meaning specified in Section 1 hereof.

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“Governmental Authority” means any governmental, regulatory or self-regulatory entity, department, body, official, authority, commission, board, agency or instrumentality, whether Federal, state, provincial or local, and whether domestic or foreign.

“Holder” mean the Person who shall from time to time own this Warrant.

“Issuer” means Xplore Technologies Corp., and its successors.

“Person” means an individual, corporation, limited liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental Authority or other entity of whatever nature.

“Per Share Market Value” means on any particular date the average of the closing bid and ask prices on a national securities exchange or quotation system which on the date of determination constitutes the principal trading market for the shares of Common Stock.

“Securities” means any debt or equity securities of the Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to subscribe for, purchase or acquire any Security.

“Securities Act” means the Securities Act of 1933, as amended, or any similar Federal statute then in effect.

“Security” means one of the Securities.

“Subsidiary” means any corporation a majority of whose outstanding Voting Stock shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.

“Trading Day” means a day on which the Common Stock is traded on a national securities exchange or quotation system which on the date of determination constitutes the principal trading market for the shares of Common Stock.

“Triggering Event” has the meaning specified in Section 4(a)(i) hereof.

“Voting Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board of Directors (or other governing body) of such corporation, other than Capital Stock having such power only by reason of the happening of a contingency.

“Warrant Price” means $           per share, subject to adjustment pursuant hereto.

“Warrant Shares” means shares of Common Stock issuable upon exercise of this Warrant or any portion thereof, as the case may be, issued pursuant to the terms hereof, or otherwise issuable pursuant to any other warrants of like tenor issued pursuant to the provisions of hereof.

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9.             Other Notices.  In case at any time:

(A)          the Issuer shall make any distributions to the holders of Common Stock; or

(B)           the Issuer shall authorize the granting to all holders of its Common Stock of rights to subscribe for or purchase any shares of Common Stock of any class or of any Convertible Securities or other rights; or

(C)           there shall be any reclassification of the Capital Stock of the Issuer; or

(D)          there shall be any (i) consolidation or merger involving the Issuer or (ii) sale, transfer or other disposition of all or substantially all of the Issuer’s property, assets or business (except a merger or other reorganization in which the Issuer shall be the surviving corporation and its Common Stock shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned Subsidiary); or

(E)           there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer or any partial liquidation of the Issuer or distribution to holders of Common Stock;

then, in each of such cases, the Issuer shall give written notice to the Holder of the date on which (i) the books of the Issuer shall close or a record shall be taken for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place.  Such notice also shall specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their certificates for Common Stock, for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be.  Such notice shall be given at least twenty days prior to the action in question and not less than twenty days prior to the record date or the date on which the Issuer’s transfer books are closed in respect thereto.

10.           Amendment and Waiver.  Any term, covenant, agreement or condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Holder.  Notwithstanding the foregoing, reference is hereby made to Section 11.18 of the Note Purchase Agreement that authorizes the Agent (as defined in the Note Purchase Agreement) and/or holders of the Notes (as defined in the Note Purchase Agreement) holding at least 51% of the aggregate principal amount of the Notes then outstanding to take action on behalf of all the holders of the Notes to amend, modify or obtain a waiver of any provision of this Warrant.

11.           Governing Law.  THIS WARRANT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF

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THE STATE OF DELAWARE WITHOUT REGARDS TO ITS CONFLICT OF LAW PRINCIPLES.  THE HOLDER HEREBY IRREVOCABLY CONSENTS TO THE JURISDICTION AND VENUE OF ANY COURT WITHIN THE STATE OF DELAWARE, IN CONNECTION WITH ANY MATTER BASED UPON OR ARISING OUT OF THIS WARRANT OR THE MATTERS CONTEMPLATED HEREIN, AND AGREES THAT PROCESS MAY BE SERVED UPON THE HOLDER IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF DELAWARE FOR SUCH PERSONS.

12.           Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earlier of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice prior to 5:00 p.m., (Austin, Texas time), on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified for notice later than 5:00 p.m., (Austin, Texas time), on any date and earlier than 11:59 p.m., (Austin, Texas time), on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, (iv) five (5) days following the date of mailing, if sent by registered or certified mail (postage prepaid return receipt requested), or  (v) actual receipt by the party to whom such notice is required to be given.  The addresses for such communications shall be with respect to the Holder of this Warrant or of Warrant Shares issued pursuant hereto, addressed to such Holder at its last known address or facsimile number appearing on the books of the Issuer maintained for such purposes, or with respect to the Issuer, addressed to:

Xplore Technologies Corp.

14000 Summit Drive, Suite 900

Austin, Texas 78728

Attention: Michael J. Rapisand

Facsimile: (512) 249-5630

13.           Remedies.  The Issuer stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14.           Successors and Assigns.  This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Shares issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Shares.

15.           Modification and Severability.  If, in any action before any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency.  If any such provision is not enforceable as set forth in the

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preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.

16.           Headings.  The headings of the Sections of this Warrant are for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Issuer has executed this Warrant as of the day and year first above written.

XPLORE TECHNOLOGIES CORP.

By:
Michael J. Rapisand
Chief Financial Officer

EXHIBIT A

Form of Exercise

(to be executed by the Holder)

The Holder hereby exercises its rights to subscribe for and purchase          shares of Common Stock as defined in the attached Warrant of XPLORE TECHNOLOGIES CORP. evidenced by the attached Warrant and herewith makes payment of the Warrant Price, as defined in the within Warrant, in the amount of $                     by way of:

$                     certified check payable to the Issuer’s order; or

$                     wire transfer of funds to the Issuer.

Please issue a certificate in the name of the Holder for the shares of Common Stock in accordance with the instructions given below and issue a replacement Warrant in the name of the Holder for the unexercised balance, if any, of the right to purchase Warrant Shares evidenced by the within Warrant which were not exercised hereby.

Dated:
Signature of Holder

Instructions for registration of shares

Social Security or Employer Identification
Number of Holder:

Address of Holder:

Street

City, State and Zip Code

A-1

EXHIBIT B

NET ISSUE NOTICE OF EXERCISE

TO:                            Xplore Technologies Corp

14000 Summit Drive, Suite 900

Austin, Texas 78728

facsimile number (512) 336-7791

Attention: Michael Rapisand

1.   The undersigned hereby elects to purchase                    shares of Common Stock as defined in the attached Warrant of XPLORE TECHNOLOGIES CORP. pursuant to the terms of this Warrant, and hereby elects under Section 2(c) of this Warrant to surrender the right to purchase                shares of Common Stock pursuant to this Warrant for a net issue exercise with respect to                  shares of Common Stock.

2.   Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(Signature)

Title:

(Date)

B-1

ASSIGNMENT

FOR VALUE RECEIVED,                                    hereby sells, assigns and transfers unto                                      the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint                           , attorney, to transfer the said Warrant on the books of the within named corporation.

Dated:	Signature:

Address:

PARTIAL ASSIGNMENT

FOR VALUE RECEIVED,                                    hereby sells, assigns and transfers unto                                      the right to purchase                    Warrant Shares evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint                                       , attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated:	Signature:

Address: